

Prospectus

FST Capital Shares

August 12, 2002

GOLDMAN SACHS FINANCIAL SQUARE FUNDS[SM]

S.P.CO.

- Prime Obligations Fund
- Money Market Fund
- Treasury Obligations Fund
- Treasury Instruments Fund
- Government Fund
- Federal Fund
- Tax-Free Money Market Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH A FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN A FUND.

Goldman Sachs

General Investment Management Approach

Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as Investment Adviser to the Funds. GSAM is referred to in this Prospectus as the ''Investment Adviser.''

Goldman Sachs' Money Market Investment Philosophy:

The Money Market Funds are managed to seek preservation of capital, daily liquidity and maximum current income. With each Fund, the Investment Adviser follows a conservative, risk-managed investment process that seeks to:

- Manage credit risk
- Manage interest rate risk
- Manage liquidity

> Since 1981, the Investment Adviser has actively managed the Goldman Sachs Money Market Funds to provide investors with the greatest possible preservation of principal and income potential.

INVESTMENT PROCESS

1. Managing Credit Risk

The Investment Adviser's process for managing risk emphasizes:

- *Intensive research*—The Credit Department, a separate operating entity of Goldman Sachs, approves all money market fund eligible securities for the Funds. Sources for the Credit Department's analysis include third-party inputs, such as financial statements and media sources, ratings releases and company meetings, as well as the Investment Research, Legal and Compliance departments of Goldman Sachs.
- *Timely updates*—A Credit Department-approved list of securities is continuously communicated on a ''real-time'' basis to the portfolio management team via computer link.

The Result: An ''approved'' list of high-quality credits—The Investment Adviser's portfolio management team uses this approved list to construct portfolios which offer the best available risk-return tradeoff within the ''approved'' credit universe.

2. Managing Interest Rate Risk

Three main steps are followed in seeking to manage interest rate risk:

- ■ **Establish weighted average maturity (WAM) target**—WAM (the weighted average time until the yield of a portfolio reflects any changes in the current interest rate environment) is constantly revisited and adjusted as market conditions change. An overall strategy is developed by the portfolio management team based on insights gained from weekly meetings with both Goldman Sachs economists and economists from outside the firm.
- ■ **Implement optimum portfolio structure**—Proprietary models that seek the optimum balance of risk and return, in conjunction with the Investment Adviser's analysis of factors such as market events, short-term interest rates and each Fund's asset volatility, are used to identify the most effective portfolio structure.
- ■ **Conduct rigorous analysis of new securities**—The Investment Adviser's five-step process includes legal, credit, historical index and liquidity analysis, as well as price stress testing to determine suitability for money market mutual funds.

3. Managing Liquidity

Factors that the Investment Adviser's portfolio managers continuously monitor and that affect liquidity of a money market portfolio include:

- ■ Each Fund's clients and factors that influence their asset volatility;
- ■ Technical events that influence the trading range of federal funds and other short-term fixed-income markets; and
- ■ Bid-ask spreads associated with securities in the portfolios.

Benchmarks for the Money Market Funds are the **iMoneyNet, Inc. Indices.** Each Fund uses the iMoneyNet Index which best corresponds to the Fund's eligible investments.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

- ■ *The Funds:* Each Fund's securities are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended (the ''Act''). Under Rule 2a-7, each Fund may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria, including conditions relating to maturity, diversification and credit quality. These operating policies may be more restrictive than the fundamental policies set forth in the Statement of Additional Information (the ''Additional Statement'').
  - ■ *Taxable Funds:* Prime Obligations, Money Market, Treasury Obligations and Government Funds.
  - ■ *Tax-Advantaged Funds:* Treasury Instruments and Federal Funds.
  - ■ *Tax-Exempt Fund:* Tax-Free Money Market Fund.
- ■ *The Investors:* The Funds are designed for institutional investors seeking a high rate of return, a stable net asset value (''NAV'') and convenient liquidation privileges. The Funds are particularly suitable for banks, corporations and other financial institutions that seek investment of short-term funds for their own accounts or for the accounts of their customers. Shares of the Government Fund are intended to qualify as eligible investments for federally chartered credit unions pursuant to Sections 107(7), 107(8) and 107(15) of the Federal Credit Union Act, Part 703 of the National Credit Union Administration (''NCUA'') Rules and Regulations and NCUA Letter Number 155. The Fund intends to review changes in the applicable laws, rules and regulations governing eligible investments for federally chartered credit unions, and to take such action as may be necessary so that the investments of the Fund qualify as eligible investments under the Federal Credit Union Act and the regulations thereunder. Shares of the Government Fund, however, may or may not qualify as eligible investments for particular state-chartered credit unions. A state-chartered credit union should consult qualified legal counsel to determine whether the Government Fund is a permissible investment under the law applicable to it.
- ■ *NAV:* Each Fund seeks to maintain a stable NAV of $1.00 per share. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.
- ■ *Maximum Remaining Maturity of Portfolio Investments:* 13 months (as determined pursuant to Rule 2a-7) at the time of purchase.
- ■ *Dollar-Weighted Average Portfolio Maturity (''WAM''):* Not more than 90 days (as required by Rule 2a-7).

- ***Investment Restrictions:*** Each Fund is subject to certain investment restrictions that are described in detail under ''Investment Restrictions'' in the Additional Statement. Fundamental investment restrictions of a Fund cannot be changed without approval of a majority of the outstanding shares of that Fund. The Treasury Obligations Fund's policy of limiting its investments to U.S. Treasury Obligations (as defined in Appendix A) and related repurchase agreements is also fundamental. All investment objectives and policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval.

- ***Diversification:*** Diversification can help a Fund reduce the risks of investing. In accordance with current regulations of the Securities and Exchange Commission (the ''SEC''), each Fund may not invest more than 5% of the value of its total assets at the time of purchase in the securities of any single issuer. However, a Fund may invest up to 25% of the value of its total assets in the securities of a single issuer for up to three business days. These limitations do not apply to cash, certain repurchase agreements, U.S. Government Securities (as defined in Appendix A) or securities of other investment companies. In addition, securities subject to certain unconditional guarantees and securities that are not ''First Tier Securities'' as defined by the SEC are subject to different diversification requirements as described in the Additional Statement.

Fund Investment Objectives and Strategies

INVESTMENT OBJECTIVES

The Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government, Federal and Tax-Free Money Market Funds seek to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments.

Taxable and Tax-Advantaged Funds: The Prime Obligations and Money Market Funds pursue their investment objectives by investing in U.S. Government Securities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements. The Money Market Fund may also invest in U.S. dollar-denominated obligations of foreign banks, foreign companies and foreign governments. The Treasury Obligations Fund pursues its investment objective by investing only in securities issued by the U.S. Treasury and repurchase agreements relating to such securities. The Government Fund pursues its investment objective by investing, directly or indirectly, only in U.S. Government Securities and repurchase agreements relating to such securities. The Treasury Instruments and Federal Funds pursue their investment objectives by limiting their investments only to certain U.S. Treasury Obligations and U.S. Government Securities, respectively, the interest from which is generally exempt from state income taxation. You should consult your tax adviser to determine whether distributions from the Treasury Instruments and Federal Funds (and any other Fund that may hold such obligations) derived from interest on such obligations are exempt from state income taxation in your own state.

In order to obtain a rating from a rating organization, the Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government and Federal Funds will observe special investment restrictions.

Tax-Exempt Fund: The Tax-Free Money Market Fund pursues its investment objective by investing in securities issued by or on behalf of states, territories, and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is in the opinion of bond counsel excluded from gross income for federal income tax purposes, and not an item of tax preference under the federal alternative minimum tax (''AMT'').

PRINCIPAL INVESTMENT STRATEGIES

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information see Appendix A.

Investment Policies Matrix

Fund	U.S. Treasury Obligations	U.S. Government Securities	Bank Obligations	Commercial Paper
Prime Obligations	■[1]	■	■ U.S. banks only[2]	■
Money Market	■[1]	■	■ Over 25% of total assets must be invested in U.S. and foreign (US$) banks[3]	■ U.S. and foreign (US$) commercial paper
Treasury Obligations	■[4]			
Treasury Instruments	■[4]			
Government	■[1]	■		
Federal	■[1]	■		
Tax-Free Money Market				■ Tax-exempt only

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[1] *Issued or guaranteed by the U.S. Treasury.*
[2] *Including foreign branches of U.S. banks.*
[3] *If adverse economic conditions prevail in the banking industry (such as substantial losses on loans, increases in non-performing assets and charge-offs and declines in total deposits) the Fund may, for temporary defensive purposes, invest less than 25% of its total assets in bank obligations.*
[4] *Issued by the U.S. Treasury.*
[5] *To the extent required by Rule 2a-7, asset-backed and receivables-backed securities will be rated by the requisite number of nationally recognized statistical rating organizations (''NRSROs'').*
[6] *The Fund may invest in U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government. The Fund may also invest in U.S. dollar-denominated obligations issued or guaranteed by any entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs. The Fund may not invest more than 25% of its total assets in the securities of any one foreign government.*

Short-Term Obligations of Corporations and Other Entities	Repurchase Agreements	Asset-Backed and Receivables-Backed Securities[5]	Foreign Government Obligations (US$)
■ U.S. entities only	■	■	
■ U.S. and foreign (US$) entities	■	■	■[6]
	■		
	■		
	■ (Does not intend to invest)		

Investment Policies Matrix continued

Fund	Municipals	Custodial Receipts	Unrated Securities[9]	Investment Companies
Prime Obligations	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Money Market	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Treasury Obligations				
Treasury Instruments				
Government				■ Up to 10% of total assets in other investment companies
Federal				
Tax-Free Money Market	■ At least 80% of net assets in tax-exempt municipal obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[7] *Will only make such investments when yields on such securities are attractive compared to other taxable investments.*

[8] *Ordinarily expect that 100% of the Fund's assets will be invested in municipal obligations, but the Fund may, for temporary defensive purposes, hold cash or invest in short-term taxable securities.*

[9] *To the extent permitted by Rule 2a-7, securities without short-term ratings may be purchased if they are deemed to be of comparable quality to First Tier Securities, or to the extent that a Fund may purchase Second Tier Securities, comparable in quality to Second Tier Securities. In addition, a Fund holding a security supported by a guarantee or demand feature may rely on the credit quality of the guarantee or demand feature in determining the credit quality of the investment.*

Private Activity Bonds	Credit Quality[9]	Summary of Taxation for Distributions[14]	Miscellaneous
■	First Tier[12]	Taxable federal and state[15]	Reverse repurchase agreements not permitted
■	First Tier[12]	Taxable federal and state[15]	May invest in obligations of the International Bank for Reconstruction and Development. Reverse repurchase agreements not permitted
	First Tier[12]	Taxable federal and state[15]	Reverse repurchase agreements not permitted
	First Tier[12]	Taxable federal and generally exempt from state taxation	Reverse repurchase agreements not permitted
	First Tier[12]	Taxable federal and state[15]	Reverse repurchase agreements not permitted
	First Tier[12]	Taxable federal and generally exempt from state taxation	Under extraordinary circumstances, may hold cash, U.S. Government Securities subject to state taxation or cash equivalents. Reverse repurchase agreements not permitted
■ Does not intend to invest if subject to AMT[10,11]	First[12] or Second Tier[13]	Tax-exempt federal and taxable state[16]	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted

[10] *If such policy should change, private activity bonds subject to AMT would not exceed 20% of the Fund's net assets under normal market conditions.*

[11] *No more than 25% of the value of the Fund's total assets may be invested in industrial development bonds or similar obligations where the non-governmental entities supplying the revenues from which such bonds or obligations are to be paid are in the same industry.*

[12] *First Tier Securities are (a) rated in the highest short-term rating category by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow a Fund under certain conditions to demand payment from, an entity with such ratings. U.S. Government Securities are considered First Tier Securities.*

[13] *Second Tier Securities are (a) rated in the top two short-term rating categories by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow a Fund under certain conditions to demand payment from, an entity with such ratings.*

[14] *See ''Taxation'' for an explanation of the tax consequences summarized in the table above.*

[15] *Taxable in many states except for distributions from U.S. Treasury Obligation interest income and certain U.S. Government Securities interest income.*

[16] *Taxable except for distributions from interest on obligations of an investor's state of residence in certain states.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Prime Obligations Fund	Money Market Fund	Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
NAV	•	•	•	•	•	•	•
Interest Rate	•	•	•	•	•	•	•
Credit/Default	•	•	•	•	•	•	•
Liquidity	•	•	•	•	•	•	•
U.S. Government Securities	•	•	—	—	•	•	—
Concentration	—	—	—	—	—	—	•
Foreign	—	•	—	—	—	—	—
Banking Industry	—	•	—	—	—	—	—
Tax	—	—	—	—	—	—	•

Risks that apply to all Funds:

- **NAV Risk**—The risk that a Fund will not be able to maintain a NAV per share of $1.00 at all times.
- **Interest Rate Risk**—The risk that during periods of rising interest rates, a Fund's yield (and the market value of its securities) will tend to be lower than prevailing market rates; in periods of falling interest rates, a Fund's yield will tend to be higher.
- **Credit/Default Risk**—The risk that an issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its payment obligations. In addition, with respect to the Tax-Free Money Market Fund, risk of loss from payment default may also exist where municipal instruments are backed by foreign letters of credit or guarantees.
- **Liquidity Risk**—The risk that a Fund will be unable to pay redemption proceeds within the time period stated in this Prospectus, because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

Risk that applies to the Prime Obligations, Money Market, Government and Federal Funds:

■ *U.S. Government Securities Risk*—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Risks that apply to the Money Market Fund:

■ *Foreign Risk*—The risk that a foreign security could lose value as a result of political, financial and economic events in foreign countries, less publicly available financial and other information, less stringent foreign securities regulations and accounting and disclosure standards, or other factors. The Money Market Fund may not invest more than 25% of its total assets in the securities of any one foreign government.

■ *Banking Industry Risk*—The risk that if the Fund invests more than 25% of its total assets in bank obligations, an adverse development in the banking industry may affect the value of the Fund's investments more than if the Fund's investments were not invested to such a degree in the banking industry. Normally, the Money Market Fund intends to invest more than 25% of its total assets in bank obligations. Banks may be particularly susceptible to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal and monetary policy and general economic cycles.

Risks that apply to the Tax-Free Money Market Fund:

■ *Concentration Risk*—The risk that if the Fund invests more than 25% of its total assets in issuers within the same state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's investments more than if its investments were not so concentrated.

■ *Tax Risk*—The risk that future legislative or administrative changes or court decisions may materially affect the value of the Fund's portfolio and/or the ability of the Fund to pay federal tax-exempt dividends. This Fund would not be a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal, state or local tax consequences of their investments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

Capital Shares of the Funds are new and have no performance history. For this reason, the performance information shown below is for another class of shares (Administration Shares) that is not offered in this Prospectus but would have similar annual returns because both classes of shares will be invested in the same portfolio of securities. Annual returns will differ only to the extent that the classes do not have the same expenses. In reviewing this performance information, however, you should be aware that Administration Shares are subject to a shareholder administration fee of .25 of 1% while Capital Shares are subject to a lower shareholder administration fee of .15 of 1%.

The bar chart and table below provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Administration Shares from year to year for up to the last ten years; and (b) the average annual total returns of a Fund's Administration Shares. Investors should be aware that the fluctuation of interest rates is one primary factor in performance volatility. The bar chart and table assume reinvestment of dividends and distributions. A Fund's past performance is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. You may obtain a Fund's current yield by calling 1-800-621-2550.

Prime Obligations Fund

TOTAL RETURN	
Best Quarter*	
Q3 '00	1.59%
Worst Quarter*	
Q4 '01	0.56%

CALENDAR YEAR (Administration Shares)



2.93% (1993) 4.02% (1994) 5.75% (1995) 5.14% (1996) 5.34% (1997) 5.29% (1998) 4.91% (1999) 6.18% (2000) 3.89% (2001)

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Administration Shares (Inception 11/9/92)	3.89%	5.12%	4.80%

*Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.

Money Market Fund

CALENDAR YEAR (Administration Shares)



	1995	1996	1997	1998	1999	2000	2001
	5.80%	5.19%	5.37%	5.29%	4.92%	6.18%	3.91%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Administration Shares (Inception 5/20/94)	3.91%	5.13%	5.19%

Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.

Treasury Obligations Fund

TOTAL RETURN	
Best Quarter*	
Q4 '00	1.54%
Worst Quarter*	
Q4 '01	0.49%

CALENDAR YEAR (Administration Shares)



	1994	1995	1996	1997	1998	1999	2000	2001
	3.87%	5.69%	5.09%	5.24%	5.14%	4.62%	5.92%	3.61%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Administration Shares (Inception 1/21/93)	3.61%	4.90%	4.68%

* Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.

15

Treasury Instruments Fund

TOTAL RETURN	CALENDAR YEAR (Administration Shares)

Best Quarter*
Q4 '00   1.48%

Worst Quarter*
Q4 '01   0.50%



AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Administration Shares (Inception 4/1/97)	3.53%	4.64%

Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.

Government Fund

TOTAL RETURN		CALENDAR YEAR (Administration Shares)
Best Quarter* Q4 '00	1.56%	
Worst Quarter* Q4 '01	0.55%	



	1994	1995	1996	1997	1998	1999	2000	2001
	4.00%	5.74%	5.12%	5.28%	5.20%	4.77%	6.05%	3.83%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Administration Shares (Inception 9/1/93)	3.83%	5.02%	4.91%

Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.

17

Federal Fund



TOTAL RETURN	CALENDAR YEAR (Administration Shares)

Best Quarter*
Q4 '00   1.55%

Worst Quarter*
Q4 '01   0.54%

1998: 5.15%
1999: 4.79%
2000: 6.00%
2001: 3.79%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	Since Inception
Administration Shares (Inception 4/1/97)	3.79%	4.98%

Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.

Tax-Free Money Market Fund

TOTAL RETURN	
Best Quarter* Q4 '00	0.97%
Worst Quarter* Q1 '01	0.62%

CALENDAR YEAR (Administration Shares)



	1995	1996	1997	1998	1999	2000	2001
	3.63%	3.13%	3.28%	3.08%	2.88%	3.69%	2.34%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2001	1 Year	5 Years	Since Inception
Administration Shares (Inception 8/1/94)	2.34%	3.05%	3.15%

* Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.

Fund Fees and Expenses (Capital Shares)

This table describes the fees and expenses that you would pay if you buy and hold Capital Shares of a Fund.

	Prime Obligations Fund	Money Market Fund
Shareholder Fees (fees paid directly from your investment):		
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fees	None	None
Exchange Fees	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]		
Management Fees[2]	0.205%	0.205%
Other Expenses	0.175%	0.175%
Capital Administration Fees[3]	0.150%	0.150%
All Other Expenses[4]	0.025%	0.025%
Total Fund Operating Expenses*	0.380%	0.380%

See page 22 for all other footnotes.

* As a result of current waivers and expense limitations, the estimated ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Prime Obligations Fund	Money Market Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]		
Management Fees[2]	0.17%	0.17%
Other Expenses	0.16%	0.16%
Capital Administration Fees[3]	0.15%	0.15%
All Other Expenses[4]	0.01%	0.01%
Total Fund Operating Expenses (after current waivers and expense limitations)	0.33%	0.33%

	Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
	None	None	None	None	None
	None	None	None	None	None
	None	None	None	None	None
	None	None	None	None	None
	None	None	None	None	None
	0.205%	0.205%	0.205%	0.205%	0.205%
	0.175%	0.205%	0.185%	0.165%	0.175%
	0.150%	0.150%	0.150%	0.150%	0.150%
	0.025%	0.055%	0.035%	0.015%	0.025%
	0.380%	0.410%	0.390%	0.370%	0.380%

	Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
	0.19%	0.19%	0.17%	0.19%	0.17%
	0.16%	0.16%	0.16%	0.16%	0.16%
	0.15%	0.15%	0.15%	0.15%	0.15%
	0.01%	0.01%	0.01%	0.01%	0.01%
	0.35%	0.35%	0.33%	0.35%	0.33%

Fund Fees and Expenses continued

[1] The Funds' annual operating expenses are based on estimated amounts for the current fiscal year.

[2] The Investment Adviser has voluntarily agreed not to impose a portion of the management fee equal to 0.015% of the Treasury Obligations, Treasury Instruments and Federal Funds' average daily net assets and equal to 0.035% of all other Funds' average daily net assets. **As a result of fee waivers, the current management fees of the Treasury Obligations Fund, Treasury Instruments Fund, Federal Fund and all other Funds are 0.19%, 0.19%, 0.19% and 0.17%, respectively, of such Funds' average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.**

[3] Service Organizations may charge other fees directly to their customers who are beneficial owners of Capital Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.

[4] The Investment Adviser has voluntarily agreed to reduce or limit ''All Other Expenses'' of each Fund (excluding management fees, capital administration fees, taxes, interest, brokerage fees and litigation, indemnification and other extraordinary expenses) to 0.01% of each Fund's average daily net assets.

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Capital Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Prime Obligations	$39	$122	$213	$480
Money Market	$39	$122	$213	$480
Treasury Obligations	$39	$122	$213	$480
Treasury Instruments	$42	$132	$230	$518
Government	$40	$125	$219	$493
Federal	$38	$119	$208	$468
Tax-Free Money Market	$39	$122	$213	$480

Service Organizations that invest in Capital Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Capital Shares may receive other compensation in connection with the sale and distribution of Capital Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Other Information'' in the Additional Statement.

Service Providers

INVESTMENT ADVISERS

GSAM is a business unit of the Investment Management Division (''IMD'') of Goldman Sachs. GSAM, 32 Old Slip, New York, New York 10005, acts as Investment Adviser to the Funds. Goldman Sachs registered as an investment adviser in 1981. As of June 30, 2002, GSAM, along with other units of IMD, had assets under management of $319.5 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser also performs the following services for the Funds:

- Continually manages each Fund, including the purchase, retention and disposition of securities and other assets
- Administers each Fund's business affairs
- Performs various recordholder servicing functions (to the extent not provided by other organizations)

Pursuant to SEC orders, certain Funds may enter into principal transactions in certain money market instruments, including repurchase agreements, with Goldman Sachs.

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

Fund	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2001
Prime Obligations	0.205%	0.17%
Money Market	0.205%	0.17%
Treasury Obligations	0.205%	0.19%
Treasury Instruments	0.205%	0.19%
Government	0.205%	0.17%
Federal	0.205%	0.19%
Tax-Free Money Market	0.205%	0.17%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Funds' transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

Dividends

Dividends will be distributed monthly. You may choose to have dividends paid in:
- Cash
- Additional shares of the same class of the same Fund

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

All or substantially all of each Fund's net investment income will be declared as a dividend daily. Dividends will normally, but not always, be declared as of the following times:

Fund	Dividend Declaration Time (New York Time)
Prime Obligations	5:00 p.m.
Money Market	5:00 p.m.
Treasury Obligations	5:00 p.m.
Treasury Instruments	4:00 p.m.
Government	5:00 p.m.
Federal	4:00 p.m.
Tax-Free Money Market	4:00 p.m.

Dividends will be reinvested as of the last calendar day of each month. Cash distributions normally will be paid on or about the first business day of each month. Net short-term capital gains, if any, will be distributed in accordance with federal income tax requirements and may be reflected in a Fund's daily distributions.

Each Fund may distribute at least annually other realized capital gains, if any, after reduction by available capital losses. In order to avoid excessive fluctuations in the amount of monthly capital gains distributions, a portion of any net capital gains realized on the disposition of securities during the months of November and December may be distributed during the subsequent calendar year. The realized gains and losses are not expected to be of an amount which would affect the Fund's NAV of $1.00 per share.

The income declared as a dividend for the Prime Obligations, Money Market, Treasury Obligations and Government Funds is based on estimates of net investment income for each Fund. Actual income may differ from estimates, and differences, if any, will be included in the calculation of subsequent dividends.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Capital Shares.

HOW TO BUY SHARES

How Can I Purchase Capital Shares Of The Funds?

Generally, Capital Shares may be purchased only through institutions that have agreed to provide shareholder administration services to their customers who are the beneficial owners of Capital Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Capital Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. Shares begin earning dividends after the Fund's receipt of the purchase amount in federal funds. No sales load is charged.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place a purchase order in writing or by telephone.

By Writing:	Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Before or immediately after placing an initial purchase order, a Service Organization should complete and send to Goldman Sachs the Account Application.

In certain instances, Goldman Sachs Trust (the ''Trust'') may require a signature guarantee in order to effect purchase, redemption or exchange transactions. Signature guarantees must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee

Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee.

Service Organizations may send their payments as follows:
- Wire federal funds to The Northern Trust Company ("Northern"), as sub-custodian for State Street Bank and Trust Company ("State Street") (each Fund's custodian); *or*
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds - (Name of Fund and Class of Shares), 4900 Sears Tower, Chicago, IL 60606-6372. The Funds will not accept a check drawn on a foreign bank or a third-party check.

It is strongly recommended that payment be effected by wiring federal funds to Northern.

It is expected that Federal Reserve drafts will ordinarily be converted to federal funds on the day of receipt and that checks will be converted to federal funds within two business days after receipt.

When Do Shares Begin Earning Dividends?

Dividends begin to accrue as follows:

If an effective order and federal funds are received:	Dividends begin:
Treasury Instruments and Federal Funds:	
■ By 3:00 p.m. New York time	Same business day
■ After 3:00 p.m. New York time	Next business day
Prime Obligations, Money Market, Treasury Obligations and Government Funds:	
■ By 5:00 p.m. New York time	Same business day
■ After 5:00 p.m. New York time	Next business day
Tax-Free Money Market Fund:	
■ By 2:00 p.m. New York time	Same business day
■ After 2:00 p.m. New York time	Next business day

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Capital Shares:
- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem or exchange shares for customers
- Facilitating the inclusion of the Funds in customer accounts, products or services

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

■ A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.

■ Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a capital administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payment for their services from the Trust of up to 0.15% (on an annualized basis) of the average daily net assets of the Capital Shares of the Funds, which are attributable to or held in the name of the Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Funds, to selected Service Organizations and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds.

In addition to Capital Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance) than Capital Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Minimum initial investment	$10 million (may be allocated among the Funds)
Minimum account balance	$10 million
Minimum subsequent investments	None

A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Capital Shares and may establish other requirements such as a minimum account balance. A Service Organization may redeem Capital

Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

■ Modify or waive the minimum investment and minimum account balance requirement.

■ Reject any purchase order for any reason.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Capital Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

Fund	NAV Calculated
Treasury Instruments, Federal and Tax-Free Money Market	As of the close of regular trading of the New York Stock Exchange (normally 4:00 p.m. New York time or such later time as the New York Stock Exchange or the NASDAQ market may officially close) on each business day
Prime Obligations, Money Market, Treasury Obligations and Government	As of 5:00 p.m. New York time on each business day

■ NAV per share of each class is generally calculated by the accounting agent on each business day. Fund shares will be priced on any day the New York Stock Exchange is open, except for days on which Chicago, Boston or New York banks are closed for local holidays.

■ On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.

- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

To help each Fund maintain its $1.00 constant share price, portfolio securities are valued at amortized cost in accordance with SEC regulations. Amortized cost will normally approximate market value. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.

HOW TO SELL SHARES

How Can I Sell Capital Shares Of The Funds?

Generally, Capital Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Capital Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain Service Organizations are authorized to accept redemption requests on behalf of the Funds as described under ''What Do I Need To Know About Service

Organizations?'' A redemption may also be made with respect to certain Funds by means of the check redemption privilege described in the Additional Statement.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

When Will Redemption Proceeds Be Wired?

Redemption proceeds will normally be wired to the bank account designated on a Service Organization's Account Application as follows:

Redemption Request Received	Redemption Proceeds	Dividends
Treasury Instruments and Federal Funds:		
■ By 3:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 3:00 p.m. New York time	Wired next business day	Earned on day request is received
Prime Obligations, Money Market, Treasury Obligations and Government Funds:		
■ By 5:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 5:00 p.m. New York time	Wired next business day	Earned on day request is received
Tax-Free Money Market Fund:		
■ By 1:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 1:00 p.m. New York time	Wired next business day	Earned on day request is received

■ Although redemption proceeds will normally be wired as described above, under certain circumstances, (a) redemption proceeds may be paid the next business day following receipt of a properly executed wire transfer redemption request (or up to three business days later with respect to the Tax-Free Money Market Fund) and (b) redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Act. Generally, under that section redemption requests or payments may be postponed or suspended if (a) the New York Stock Exchange is closed for trading or trading is restricted; (b) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (c) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

■ Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organizations.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

■ Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.

■ Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

■ Redeem the Capital Shares of any Service Organization whose account balance falls below the minimum as a result of a redemption. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption. Different rules may apply to investors who have established brokerage accounts with Goldman Sachs in accordance with the terms and conditions of their account agreements.

■ Redeem shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.

■ Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.

■ Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional Capital Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Capital Shares of a Fund at NAV for shares of the corresponding class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	

By Writing:	■ Write a letter of instruction that includes:
	  ■ The recordholder name(s) and signature(s)
	  ■ The account number
	  ■ The Fund names and Class of Shares
	  ■ The dollar amount to be exchanged
	■ Mail the request to:
	Goldman Sachs Funds
	4900 Sears Tower
	Chicago, IL 60606-6372

By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

■ You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.

■ All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund, except that this requirement may be waived at the discretion of the Trust.

■ Telephone exchanges normally will be made only to an identically registered account.

■ Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and are signed by an authorized person designated on the Account Application.

■ Exchanges are available only in states where exchanges may be legally made.

■ It may be difficult to make telephone exchanges in times of drastic economic or market conditions.

■ Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.

■ Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will I Be Sent Regarding Investments In Capital Shares?

Service Organizations will receive from the Funds annual reports containing audited financial statements and semi-annual reports. Upon request, Service Organizations will also be provided with a printed confirmation for each transaction. Any dividends and distributions paid by the Funds are also reflected in regular statements issued by the Funds to Service Organizations. Service Organizations are responsible for providing these or other reports to their customers who are the beneficial owners of Capital Shares in accordance with the rules that apply to their accounts with the Service Organizations.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions.

Taxes on Distributions: Except for the Tax-Exempt Funds, distributions of investment income are taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. To the extent that Fund distributions are attributable to interest on federal obligations or interest on obligations of your state of residence or its municipalities or authorities, they will in most cases be exempt from state and local income taxes. Distributions from the Tax-Exempt Funds that are designated as ''exempt interest dividends'' are generally not subject to federal income tax. Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

You should note that a portion of the exempt-interest dividends paid by the Tax-Exempt Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Tax-Exempt Funds generally will not be deductible for federal income tax purposes.

Other Information: When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made during 2002, this withholding rate is 30%. Lower rates are scheduled to apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental policies and investment restrictions that cannot be changed without shareholder approval. You should note, however, that all policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs. A Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies.

U.S. Treasury Obligations and U.S. Government Securities. U.S. Treasury Obligations include securities issued or guaranteed by the U.S. Treasury (''U.S. Treasury Obligations''). Payment of principal and interest on these obligations is backed by the full faith and credit of the U.S. government. U.S. Treasury Obligations include, among other things, the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (''STRIPS'').

U.S. Government Securities are obligations issued or guaranteed by U.S. government agencies, authorities, instrumentalities or sponsored enterprises (''U.S. Government Securities''). Unlike U.S. Treasury Obligations, U.S. Government Securities can be supported by either (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury (such as securities of the Student Loan Marketing Association); (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer.

U.S. Government Securities are deemed to include (a) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (b) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid. U.S. Government Securities also include zero coupon bonds.

39

Some Funds invest in U.S. Treasury Obligations and certain U.S. Government Securities the interest from which is generally exempt from state income taxation. Securities generally eligible for this exemption include those issued by the U.S. Treasury and certain agencies, authorities or instrumentalities of the U.S. government, including the Federal Home Loan Banks, Federal Farm Credit Banks, Tennessee Valley Authority and Student Loan Marketing Association.

U.S. Government Securities have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Bank Obligations. Bank obligations include certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, time deposits and other debt obligations. Certain Funds may invest in obligations issued or backed by U.S. banks when a bank has more than $1 billion in total assets at the time of purchase or is a branch or subsidiary of such a bank. In addition, certain Funds may invest in U.S. dollar-denominated obligations issued or guaranteed by foreign banks that have more than $1 billion in total assets at the time of purchase, U.S. branches of such foreign banks (Yankee obligations), foreign branches of such foreign banks and foreign branches of U.S. banks having more than $1 billion in total assets at the time of purchase. Bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

If a Fund invests more than 25% of its total assets in bank obligations (whether foreign or domestic), it may be especially affected by favorable and adverse developments in or related to the banking industry. The activities of U.S. and most foreign banks are subject to comprehensive regulations which, in the case of U.S. regulations, have undergone substantial changes in the past decade. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operations and profitability of domestic and foreign banks. Significant developments in the U.S. banking industry have included increased competition from other types of financial institutions, increased acquisition activity and geographic expansion. Banks may be particularly susceptible to certain economic factors, such as interest rate changes and adverse developments in the real estate markets. Fiscal and monetary policy and general economic cycles can affect the availability and cost of funds, loan demand and asset quality and thereby impact the earnings and financial conditions of banks.

Commercial Paper. A Fund may invest in commercial paper, including variable amount master demand notes and asset-backed commercial paper. Commercial paper normally represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations, finance companies and other issuers. The commercial paper purchased by a Fund consists of direct U.S. dollar-denominated obligations of domestic or, in the case of certain Funds, foreign issuers. Asset-backed commercial paper is issued by a special purpose entity that is organized to issue the commercial paper and to purchase trade receivables or other financial assets. The credit quality of asset-backed commercial paper depends primarily on the quality of these assets and the level of any additional credit support.

Short-Term Obligations. A Fund may invest in other short-term obligations, including short-term funding agreements payable in U.S. dollars and issued or guaranteed by U.S. corporations, foreign corporations or other entities. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee a stream of payments over time. A funding agreement has a fixed maturity date and may have either a fixed or variable interest rate that is based on an index and guaranteed for a set time period. Because there is normally no secondary market for these investments, funding agreements purchased by a Fund may be regarded as illiquid.

Repurchase Agreements. Certain Funds may enter into repurchase agreements with securities dealers and banks. Repurchase agreements are similar to collateralized loans, but are structured as a purchase of securities by a Fund, subject to the seller's agreement to repurchase the securities at a mutually agreed upon date and price. The difference between the original purchase price and the repurchase price is normally based on prevailing short-term interest rates. Under a repurchase agreement, the seller is required to furnish collateral at least equal in value or market price to the amount of the seller's repurchase obligation.

If the seller under a repurchase agreement defaults, a Fund could suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy or insolvency proceedings concerning the seller, a Fund could suffer additional losses if the collateral held by the Fund is subject to a court ''stay'' that prevents the Fund from promptly selling the collateral. If this occurs, the Fund will bear the risk that the value of the collateral will decline below the repurchase price. Furthermore, a Fund could experience a loss if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. Distributions of the income from repurchase agreements will be taxable to a Fund's shareholders. In addition, certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Asset-Backed and Receivables-Backed Securities. Certain Funds may invest in asset-backed and receivables-backed securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed and receivables-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed and receivables-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. In addition, securities that are backed by credit card, automobile and similar types of receivables generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligation, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Foreign Government Obligations and Related Foreign Risks. Certain Funds may invest in foreign government obligations. Foreign government obligations that the Funds invest in are U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government or other entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs.

Investments by a Fund in foreign securities, whether issued by a foreign government, bank, corporation or other issuer, may present a greater degree of risk than investments in securities of domestic issuers because of less publicly-available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks. The legal remedies for investors may be more limited than the remedies available in the United States. In addition, changes in the exchange rate of a foreign currency relative to the U.S. dollar (e.g., weakening of the currency against the U.S. dollar) may adversely affect the ability of a foreign issuer to pay interest and repay principal on an obligation.

Municipal Obligations. Certain Funds may invest in municipal obligations. Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia. Municipal obligations in which a Fund may invest include fixed rate notes and similar debt instruments; variable and floating rate demand instruments; tax-exempt commercial paper; municipal bonds; and unrated notes, paper, bonds or other instruments.

Municipal Notes and Bonds. Municipal notes include tax anticipation notes (''TANs''), revenue anticipation notes (''RANs''), bond anticipation notes (''BANs''), tax and revenue anticipation notes (''TRANs'') and construction loan notes. Municipal bonds include general obligation bonds and revenue bonds. General obligation bonds are backed by the taxing power of the issuing municipality and are considered the safest type of municipal obligation. Revenue bonds are backed by the revenues of a project or facility such as the tolls from a toll bridge. Revenue bonds also include lease rental revenue bonds which are issued by a state or local authority for capital projects and are secured by annual lease payments from the state or locality sufficient to cover debt service on the authority's obligations. Industrial development bonds (''private activity bonds'') are a specific type of revenue bond backed by the credit and security of a private user and, therefore, have more potential risk. Municipal bonds may be issued in a variety of forms, including commercial paper, tender option bonds and variable and floating rate securities.

Tender Option Bonds. A tender option bond is a municipal obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued in conjunction with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which the institution grants the security holder the option, at periodic intervals, to tender its securities to the institution. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution will normally not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is a risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender option bonds may be illiquid or may become illiquid as a result of a credit rating downgrade, a payment default or a disqualification from tax-exempt status.

Revenue Anticipation Warrants. Revenue Anticipation Warrants (''RAWs'') are issued in anticipation of the issuer's receipt of revenues and present the risk that such revenues will be insufficient to satisfy the issuer's payment obligations. The entire amount of principal and interest on RAWs is due at maturity. RAWs, including those with a maturity of more than 397 days, may also be repackaged as instruments which include a demand feature that permits the holder to sell the RAWs to a bank or other financial institution at a purchase price equal to par plus accrued interest on each interest rate reset date.

Industrial Development Bonds. Certain Funds may invest in industrial development bonds (private activity bonds). Industrial development bonds are a specific type of revenue bond backed by the credit and security of a private user, the interest from which would be an item of tax preference when distributed by a Fund as ''exempt-interest dividends'' to shareholders under the AMT.

Other Municipal Obligation Policies. Certain Funds may invest 25% or more of the value of their respective total assets in municipal obligations which are related in such a way that an economic, business or political development or change affecting one municipal obligation would also affect the other municipal obligation. For example, a Fund may invest all of its assets in (a) municipal obligations the interest of which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) municipal obligations whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these municipal obligations will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration.

Municipal obligations may also include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment contracts. Moral obligation bonds are supported by the moral commitment but not the legal obligation of a state or municipality. Municipal leases, certificates of participation and moral obligation bonds present the risk that the state or municipality involved will not appropriate the monies to meet scheduled payments under these instruments.

Municipal obligations may be backed by letters of credit or other forms of credit enhancement issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States or by other financial institutions. The credit quality of these banks and financial institutions could, therefore, cause a loss to a Fund that invests in municipal obligations. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

In order to enhance the liquidity, stability or quality of a municipal obligation, a Fund may acquire the right to sell the obligation to another party at a guaranteed price and date.

Custodial Receipts. Certain Funds may invest in custodial receipts representing interests in U.S. Government Securities and municipal obligations held by a custodian or trustee. Custodial receipts evidence ownership of future interest payments, principal payments or both on notes or bonds issued or guaranteed as to principal or interest by the U.S. government, its agencies, instrumentalities, political subdivisions or authorities, or by a state or local governmental body or authority. For certain securities law purposes, custodial receipts are not considered obligations of the underlying issuers. In addition, if for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account.

Other Investment Companies. A Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Such other investment companies will have investment objectives, policies and restrictions substantially similar to those of the acquiring Fund and will be subject to substantially the same risks. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Floating and Variable Rate Obligations. The Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels.

Subject to the conditions for using amortized cost valuation under the Act, a Fund may consider the maturity of a variable or floating rate obligation to be shorter than its ultimate stated maturity if the obligation is a U.S. Treasury Obligation or U.S. Government Security, if the obligation has a remaining maturity of 397 calendar days or less, or if the obligation has a demand feature that permits the Fund to receive payment at any time or at specified intervals not exceeding 397 calendar days. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Funds may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to a Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Illiquid Securities. Each Fund may invest up to 10% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:
- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is

liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

Investing in restricted securities may decrease the liquidity of a Fund's portfolio.

Borrowings. Each Fund may borrow up to $33^{1}/_{3}$% of its total assets from banks for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its net assets. For more information, see the Additional Statement.

Downgraded Securities. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated. If this occurs, a Fund may continue to hold the security if the Investment Adviser believes it is in the best interest of the Fund and its shareholders.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has been in operation for less than five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information for the periods ended December 31, 2000 and thereafter has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Fund's annual report (available upon request). The information for all other periods prior to the period ended December 31, 2000 has been audited by the Fund's previous independent accountants. During the periods shown, the Trust did not offer Capital Shares of the Funds. Accordingly, there are no financial highlights for this class.

PRIME OBLIGATIONS FUND

	Net asset value at beginning of period	Net investment income[a]	Distributions to shareholders
For the Years Ended December 31,			
2001 - FST Shares	$1.00	$0.04	$(0.04)
2001 - FST Select Shares	1.00	0.04	(0.04)
2001 - FST Preferred Shares	1.00	0.04	(0.04)
2001 - FST Administration Shares	1.00	0.04	(0.04)
2001 - FST Service Shares	1.00	0.04	(0.04)
2000 - FST Shares	1.00	0.06	(0.06)
2000 - FST Select Shares (commenced January 31)	1.00	0.06	(0.06)
2000 - FST Preferred Shares	1.00	0.06	(0.06)
2000 - FST Administration Shares	1.00	0.06	(0.06)
2000 - FST Service Shares	1.00	0.06	(0.06)
1999 - FST Shares	1.00	0.05	(0.05)
1999 - FST Preferred Shares	1.00	0.05	(0.05)
1999 - FST Administration Shares	1.00	0.05	(0.05)
1999 - FST Service Shares	1.00	0.05	(0.05)
1998 - FST Shares	1.00	0.05	(0.05)
1998 - FST Preferred Shares	1.00	0.05	(0.05)
1998 - FST Administration Shares	1.00	0.05	(0.05)
1998 - FST Service Shares	1.00	0.05	(0.05)
1997 - FST Shares	1.00	0.05	(0.05)
1997 - FST Preferred Shares	1.00	0.05	(0.05)
1997 - FST Administration Shares	1.00	0.05	(0.05)
1997 - FST Service Shares	1.00	0.05	(0.05)

See page 60 for all footnotes.

Net asset value at end of period	Total return[b]	Net assets at end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets
$1.00	4.15%	$25,429,443	0.18%	3.87%	0.23%	3.82%
1.00	4.12	189,492	0.21	3.41	0.26	3.36
1.00	4.05	1,003,414	0.28	3.72	0.33	3.67
1.00	3.89	2,803,798	0.43	3.64	0.48	3.59
1.00	3.63	1,225,547	0.68	3.46	0.73	3.41
1.00	6.44	12,777,000	0.18	6.32	0.22	6.28
1.00	5.93	70,819	0.21[c]	6.48[c]	0.25[c]	6.44[c]
1.00	6.34	454,883	0.28	6.21	0.32	6.17
1.00	6.18	2,084,745	0.43	6.09	0.47	6.05
1.00	5.91	1,005,373	0.68	5.81	0.72	5.77
1.00	5.18	8,062,549	0.18	5.09	0.23	5.04
1.00	5.07	219,711	0.28	4.87	0.33	4.82
1.00	4.91	1,051,831	0.43	4.88	0.48	4.83
1.00	4.65	690,741	0.68	4.60	0.73	4.55
1.00	5.55	5,831,773	0.18	5.39	0.24	5.33
1.00	5.45	132,558	0.28	5.26	0.34	5.20
1.00	5.29	331,196	0.43	5.14	0.49	5.08
1.00	5.03	336,205	0.68	4.89	0.74	4.83
1.00	5.60	3,867,739	0.18	5.46	0.23	5.41
1.00	5.50	152,767	0.28	5.38	0.33	5.33
1.00	5.34	241,607	0.43	5.22	0.48	5.17
1.00	5.08	176,133	0.68	4.97	0.73	4.92

MONEY MARKET FUND

	Net asset value at beginning of period	Net investment income[a]	Distributions to shareholders
For the Years Ended December 31,			
2001 - FST Shares	$1.00	$0.04	$(0.04)
2001 - FST Select Shares	1.00	0.04	(0.04)
2001 - FST Preferred Shares	1.00	0.04	(0.04)
2001 - FST Administration Shares	1.00	0.04	(0.04)
2001 - FST Service Shares	1.00	0.04	(0.04)
2000 - FST Shares	1.00	0.06	(0.06)
2000 - FST Select Shares (commenced January 31)	1.00	0.06	(0.06)
2000 - FST Preferred Shares	1.00	0.06	(0.06)
2000 - FST Administration Shares	1.00	0.06	(0.06)
2000 - FST Service Shares	1.00	0.06	(0.06)
1999 - FST Shares	1.00	0.05	(0.05)
1999 - FST Preferred Shares	1.00	0.05	(0.05)
1999 - FST Administration Shares	1.00	0.05	(0.05)
1999 - FST Service Shares	1.00	0.05	(0.05)
1998 - FST Shares	1.00	0.05	(0.05)
1998 - FST Preferred Shares	1.00	0.05	(0.05)
1998 - FST Administration Shares	1.00	0.05	(0.05)
1998 - FST Service Shares	1.00	0.05	(0.05)
1997 - FST Shares	1.00	0.06	(0.06)
1997 - FST Preferred Shares	1.00	0.05	(0.05)
1997 - FST Administration Shares	1.00	0.05	(0.05)
1997 - FST Service Shares	1.00	0.05	(0.05)

See page 60 for all footnotes.

Net asset value at end of period	Total return[b]	Net assets at end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets
$1.00	4.16%	$15,909,394	0.18%	3.74%	0.23%	3.69%
1.00	4.13	301,797	0.21	3.79	0.26	3.74
1.00	4.06	194,015	0.28	4.22	0.33	4.17
1.00	3.91	645,588	0.43	3.72	0.48	3.67
1.00	3.65	492,794	0.68	3.52	0.73	3.47
1.00	6.44	5,954,862	0.18	6.25	0.22	6.21
1.00	5.93	22,595	0.21[c]	6.41[c]	0.25[c]	6.37[c]
1.00	6.34	163,779	0.28	6.11	0.32	6.07
1.00	6.18	421,498	0.43	6.02	0.47	5.98
1.00	5.92	396,927	0.68	5.78	0.72	5.74
1.00	5.18	8,747,861	0.18	5.08	0.22	5.04
1.00	5.07	241,179	0.28	4.99	0.32	4.95
1.00	4.92	403,602	0.43	4.81	0.47	4.77
1.00	4.66	305,972	0.68	4.53	0.72	4.49
1.00	5.55	4,995,782	0.18	5.40	0.23	5.35
1.00	5.45	93,218	0.28	5.30	0.33	5.25
1.00	5.29	399,474	0.43	5.16	0.48	5.11
1.00	5.03	496,520	0.68	4.86	0.73	4.81
1.00	5.63	4,346,519	0.18	5.50	0.23	5.45
1.00	5.53	20,258	0.28	5.44	0.33	5.39
1.00	5.37	221,256	0.43	5.26	0.48	5.21
1.00	5.11	316,304	0.68	4.99	0.73	4.94

TREASURY OBLIGATIONS FUND

	Net asset value at beginning of period	Net investment income[a]	Distributions to shareholders
For the Years Ended December 31,			
2001 - FST Shares	$1.00	$0.04	$(0.04)
2001 - FST Select Shares	1.00	0.04	(0.04)
2001 - FST Preferred Shares	1.00	0.04	(0.04)
2001 - FST Administration Shares	1.00	0.04	(0.04)
2001 - FST Service Shares	1.00	0.03	(0.03)
2000 - FST Shares	1.00	0.06	(0.06)
2000 - FST Select Shares (commenced January 31)	1.00	0.06	(0.06)
2000 - FST Preferred Shares	1.00	0.06	(0.06)
2000 - FST Administration Shares	1.00	0.06	(0.06)
2000 - FST Service Shares	1.00	0.06	(0.06)
1999 - FST Shares	1.00	0.05	(0.05)
1999 - FST Preferred Shares	1.00	0.05	(0.05)
1999 - FST Administration Shares	1.00	0.05	(0.05)
1999 - FST Service Shares	1.00	0.04	(0.04)
1998 - FST Shares	1.00	0.05	(0.05)
1998 - FST Preferred Shares	1.00	0.05	(0.05)
1998 - FST Administration Shares	1.00	0.05	(0.05)
1998 - FST Service Shares	1.00	0.05	(0.05)
1997 - FST Shares	1.00	0.05	(0.05)
1997 - FST Preferred Shares	1.00	0.05	(0.05)
1997 - FST Administration Shares	1.00	0.05	(0.05)
1997 - FST Service Shares	1.00	0.05	(0.05)

See page 60 for all footnotes.

52

Net asset value at end of period	Total return[b]	Net assets at end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets
$1.00	3.87%	$3,985,276	0.20%	3.66%	0.23%	3.63%
1.00	3.83	70,040	0.23	1.83	0.26	1.80
1.00	3.76	205,440	0.30	4.06	0.33	4.03
1.00	3.61	1,515,737	0.45	3.54	0.48	3.51
1.00	3.35	1,155,241	0.70	3.09	0.73	3.06
1.00	6.18	2,493,450	0.18	6.04	0.23	5.99
1.00	5.75	1	0.21[c]	6.33[c]	0.26[c]	6.28[c]
1.00	6.08	271,388	0.28	5.95	0.33	5.90
1.00	5.92	1,379,728	0.43	5.83	0.48	5.78
1.00	5.66	676,118	0.68	5.55	0.73	5.50
1.00	4.88	2,320,581	0.18	4.75	0.23	4.70
1.00	4.78	297,925	0.28	4.67	0.33	4.62
1.00	4.62	1,157,825	0.43	4.53	0.48	4.48
1.00	4.36	569,993	0.68	4.28	0.73	4.23
1.00	5.40	3,521,389	0.18	5.22	0.23	5.17
1.00	5.29	285,240	0.28	5.20	0.33	5.15
1.00	5.14	1,080,454	0.43	4.94	0.48	4.89
1.00	4.87	501,619	0.68	4.69	0.73	4.64
1.00	5.50	2,217,943	0.18	5.36	0.23	5.31
1.00	5.40	245,355	0.28	5.32	0.33	5.27
1.00	5.24	738,865	0.43	5.12	0.48	5.07
1.00	4.98	312,991	0.68	4.87	0.73	4.82

	Net asset value at beginning of period	Net investment income[a]	Distributions to shareholders
For the Years Ended December 31,			
2001 - FST Shares	$1.00	$0.04	$(0.04)
2001 - FST Select Shares	1.00	0.04	(0.04)
2001 - FST Preferred Shares	1.00	0.04	(0.04)
2001 - FST Administration Shares	1.00	0.03	(0.03)
2001 - FST Service Shares	1.00	0.03	(0.03)
2000 - FST Shares	1.00	0.06	(0.06)
2000 - FST Select Shares (commenced January 31)	1.00	0.05	(0.05)
2000 - FST Preferred Shares	1.00	0.06	(0.06)
2000 - FST Administration Shares	1.00	0.06	(0.06)
2000 - FST Service Shares	1.00	0.05	(0.05)
1999 - FST Shares	1.00	0.05	(0.05)
1999 - FST Preferred Shares	1.00	0.04	(0.04)
1999 - FST Administration Shares	1.00	0.04	(0.04)
1999 - FST Service Shares	1.00	0.04	(0.04)
1998 - FST Shares	1.00	0.05	(0.05)
1998 - FST Preferred Shares	1.00	0.05	(0.05)
1998 - FST Administration Shares	1.00	0.05	(0.05)
1998 - FST Service Shares	1.00	0.04	(0.04)
For the Period Ended December 31,			
1997 - FST Shares (commenced March 3)	1.00	0.04	(0.04)
1997 - FST Preferred Shares (commenced May 30)	1.00	0.03	(0.03)
1997 - FST Administration Shares (commenced April 1)	1.00	0.04	(0.04)
1997 - FST Service Shares (commenced March 5)	1.00	0.04	(0.04)

See page 60 for all footnotes.

Net asset value at end of period	Total return[b]	Net assets at end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets
$1.00	3.79%	$1,161,245	0.20%	3.52%	0.26%	3.46%
1.00	3.75	12,052	0.23	1.91	0.29	1.85
1.00	3.68	50,561	0.30	3.32	0.36	3.26
1.00	3.53	117,089	0.45	3.22	0.51	3.16
1.00	3.27	115,500	0.70	3.01	0.76	2.95
1.00	5.90	734,427	0.18	5.80	0.28	5.70
1.00	5.44[d]	1	0.21[c]	5.85[c]	0.31[c]	5.75[c]
1.00	5.79	2,380	0.28	5.67	0.38	5.57
1.00	5.64	42,533	0.43	5.40	0.53	5.30
1.00	5.38	68,194	0.68	5.18	0.78	5.08
1.00	4.60	428,732	0.18	4.51	0.24	4.45
1.00	4.49	208	0.28	4.53	0.34	4.47
1.00	4.34	67,748	0.43	4.29	0.49	4.23
1.00	4.08	42,095	0.68	4.07	0.74	4.01
1.00	5.05	822,207	0.18	4.74	0.29	4.63
1.00	4.94	2	0.28	4.68	0.39	4.57
1.00	4.79	23,676	0.43	4.62	0.54	4.51
1.00	4.53	17,128	0.68	4.37	0.79	4.26
1.00	5.25[c]	496,419	0.18[c]	5.09[c]	0.29[c]	4.98[c]
1.00	5.13[c]	2	0.28[c]	5.00[c]	0.39[c]	4.89[c]
1.00	4.99[c]	4,159	0.43[c]	4.84[c]	0.54[c]	4.73[c]
1.00	4.71[c]	20,177	0.68[c]	4.62[c]	0.79[c]	4.51[c]

55

	Net asset value at beginning of period	Net investment income[a]	Distributions to shareholders
For the Years Ended December 31,			
2001 - FST Shares	$1.00	$0.04	$(0.04)
2001 - FST Select Shares	1.00	0.04	(0.04)
2001 - FST Preferred Shares	1.00	0.04	(0.04)
2001 - FST Administration Shares	1.00	0.04	(0.04)
2001 - FST Service Shares	1.00	0.04	(0.04)
2000 - FST Shares	1.00	0.06	(0.06)
2000 - FST Select Shares (commenced January 31)	1.00	0.06	(0.06)
2000 - FST Preferred Shares	1.00	0.06	(0.06)
2000 - FST Administration Shares	1.00	0.06	(0.06)
2000 - FST Service Shares	1.00	0.06	(0.06)
1999 - FST Shares	1.00	0.05	(0.05)
1999 - FST Preferred Shares	1.00	0.05	(0.05)
1999 - FST Administration Shares	1.00	0.05	(0.05)
1999 - FST Service Shares	1.00	0.04	(0.04)
1998 - FST Shares	1.00	0.05	(0.05)
1998 - FST Preferred Shares	1.00	0.05	(0.05)
1998 - FST Administration Shares	1.00	0.05	(0.05)
1998 - FST Service Shares	1.00	0.05	(0.05)
1997 - FST Shares	1.00	0.05	(0.05)
1997 - FST Preferred Shares	1.00	0.05	(0.05)
1997 - FST Administration Shares	1.00	0.05	(0.05)
1997 - FST Service Shares	1.00	0.05	(0.05)

See page 60 for all footnotes

Net asset value at end of period	Total return[b]	Net assets at end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets
$1.00	4.09%	$4,201,586	0.18%	3.76%	0.24%	3.70%
1.00	4.05	51,609	0.21	3.15	0.27	3.09
1.00	3.98	850,943	0.28	3.68	0.34	3.62
1.00	3.83	1,169,694	0.43	3.52	0.49	3.46
1.00	3.57	576,226	0.68	3.17	0.74	3.11
1.00	6.31	1,859,266	0.18	6.14	0.23	6.09
1.00	5.84	11,247	0.21[c]	6.30[c]	0.26[c]	6.25[c]
1.00	6.21	361,111	0.28	6.19	0.33	6.14
1.00	6.05	595,037	0.43	5.93	0.48	5.88
1.00	5.79	273,355	0.68	5.60	0.73	5.55
1.00	5.03	2,260,275	0.18	4.91	0.22	4.87
1.00	4.93	181,155	0.28	4.81	0.32	4.77
1.00	4.77	519,266	0.43	4.67	0.47	4.63
1.00	4.51	435,192	0.68	4.35	0.72	4.31
1.00	5.46	1,563,875	0.18	5.32	0.23	5.27
1.00	5.36	245,628	0.28	5.15	0.33	5.10
1.00	5.20	407,363	0.43	5.06	0.48	5.01
1.00	4.94	699,481	0.68	4.83	0.73	4.78
1.00	5.54	1,478,539	0.18	5.41	0.24	5.35
1.00	5.43	7,147	0.28	5.34	0.34	5.28
1.00	5.28	299,804	0.43	5.15	0.49	5.09
1.00	5.02	580,200	0.68	4.91	0.74	4.85

	Net asset value at beginning of period	Net investment income[a]	Distributions to shareholders
For the Years Ended December 31,			
2001 - FST Shares	$1.00	$0.04	$(0.04)
2001 - FST Select Shares	1.00	0.04	(0.04)
2001 - FST Preferred Shares	1.00	0.04	(0.04)
2001 - FST Administration Shares	1.00	0.04	(0.04)
2001 - FST Service Shares	1.00	0.03	(0.03)
2000 - FST Shares	1.00	0.06	(0.06)
2000 - FST Select Shares (commenced January 31)	1.00	0.06	(0.06)
2000 - FST Preferred Shares	1.00	0.06	(0.06)
2000 - FST Administration Shares	1.00	0.06	(0.06)
2000 - FST Service Shares	1.00	0.06	(0.06)
1999 - FST Shares	1.00	0.05	(0.05)
1999 - FST Preferred Shares	1.00	0.05	(0.05)
1999 - FST Administration Shares	1.00	0.05	(0.05)
1999 - FST Service Shares	1.00	0.04	(0.04)
1998 - FST Shares	1.00	0.05	(0.05)
1998 - FST Preferred Shares	1.00	0.05	(0.05)
1998 - FST Administration Shares	1.00	0.05	(0.05)
1998 - FST Service Shares	1.00	0.05	(0.05)
For the Period Ended December 31,			
1997 - FST Shares (commenced February 28)	1.00	0.05	(0.05)
1997 - FST Preferred Shares (commenced May 30)	1.00	0.03	(0.03)
1997 - FST Administration Shares (commenced April 1)	1.00	0.04	(0.04)
1997 - FST Service Shares (commenced March 25)	1.00	0.04	(0.04)

See page 60 for all footnotes.

Net asset value at end of period	Total return[b]	Net assets at end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets
$1.00	4.05%	$14,153,371	0.20%	3.87%	0.22%	3.85%
1.00	4.02	1	0.23	3.59	0.25	3.57
1.00	3.95	126,915	0.30	3.76	0.32	3.74
1.00	3.79	1,134,424	0.45	3.75	0.47	3.73
1.00	3.53	814,384	0.70	3.43	0.72	3.41
1.00	6.26	8,296,788	0.20	6.16	0.23	6.13
1.00	5.77[d]	1	0.23[c]	6.16[c]	0.24[c]	6.13[c]
1.00	6.16	145,000	0.30	5.93	0.32	5.90
1.00	6.00	1,024,184	0.45	5.89	0.48	5.86
1.00	5.74	899,691	0.70	5.61	0.73	5.58
1.00	5.05	4,206,119	0.18	4.96	0.23	4.91
1.00	4.94	186,590	0.28	5.05	0.33	5.00
1.00	4.79	789,529	0.43	4.71	0.48	4.66
1.00	4.53	478,635	0.68	4.46	0.73	4.41
1.00	5.41	2,346,254	0.18	5.24	0.24	5.18
1.00	5.31	26,724	0.28	5.20	0.34	5.14
1.00	5.15	690,084	0.43	5.02	0.49	4.96
1.00	4.89	321,124	0.68	4.78	0.74	4.72
1.00	5.51[c]	1,125,681	0.18[c]	5.39[c]	0.27[c]	5.30[c]
1.00	5.43[c]	194,375	0.28[c]	5.26[c]	0.37[c]	5.17[c]
1.00	5.27[c]	625,334	0.43[c]	5.15[c]	0.52[c]	5.06[c]
1.00	5.00[c]	228,447	0.68[c]	4.78[c]	0.77[c]	4.69[c]

TAX-FREE MONEY MARKET FUND

	Net asset value at beginning of period	Net investment income[a]	Distributions to shareholders
For the Years Ended December 31,			
2001 - FST Shares	$1.00	$0.03	$(0.03)
2001 - FST Select Shares	1.00	0.03	(0.03)
2001 - FST Preferred Shares	1.00	0.02	(0.02)
2001 - FST Administration Shares	1.00	0.02	(0.02)
2001 - FST Service Shares	1.00	0.02	(0.02)
2000 - FST Shares	1.00	0.04	(0.04)
2000 - FST Select Shares (commenced January 31)	1.00	0.04	(0.04)
2000 - FST Preferred Shares	1.00	0.04	(0.04)
2000 - FST Administration Shares	1.00	0.04	(0.04)
2000 - FST Service Shares	1.00	0.03	(0.03)
1999 - FST Shares	1.00	0.03	(0.03)
1999 - FST Preferred Shares	1.00	0.03	(0.03)
1999 - FST Administration Shares	1.00	0.03	(0.03)
1999 - FST Service Shares	1.00	0.03	(0.03)
1998 - FST Shares	1.00	0.03	(0.03)
1998 - FST Preferred Shares	1.00	0.03	(0.03)
1998 - FST Administration Shares	1.00	0.03	(0.03)
1998 - FST Service Shares	1.00	0.03	(0.03)
1997 - FST Shares	1.00	0.04	(0.04)
1997 - FST Preferred Shares	1.00	0.03	(0.03)
1997 - FST Administration Shares	1.00	0.03	(0.03)
1997 - FST Service Shares	1.00	0.03	(0.03)

Footnotes:

(a) Calculated based on the average shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.

(c) Annualized.

(d) Not Annualized.

Net asset value at end of period	Total return(b)	Net assets at end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets
$1.00	2.60%	$3,588,030	0.18%	2.46%	0.23%	2.41%
1.00	2.57	1	0.21	2.73	0.26	2.68
1.00	2.50	17,722	0.28	2.45	0.33	2.40
1.00	2.34	146,621	0.43	2.27	0.48	2.22
1.00	2.09	68,298	0.68	2.04	0.73	1.99
1.00	3.95	2,693,098	0.18	3.93	0.23	3.88
1.00	3.66	1	0.21(c)	3.97(c)	0.26(c)	3.92(c)
1.00	3.85	18,568	0.28	3.81	0.33	3.76
1.00	3.69	108,335	0.43	3.66	0.48	3.61
1.00	3.43	71,614	0.68	3.46	0.73	3.41
1.00	3.13	1,775,327	0.18	3.12	0.22	3.08
1.00	3.03	31,359	0.28	2.99	0.32	2.95
1.00	2.88	127,967	0.43	2.81	0.47	2.77
1.00	2.62	69,465	0.68	2.61	0.72	2.57
1.00	3.34	1,456,002	0.18	3.28	0.23	3.23
1.00	3.24	20,882	0.28	3.17	0.33	3.12
1.00	3.08	146,800	0.43	3.04	0.48	2.99
1.00	2.83	50,990	0.68	2.77	0.73	2.72
1.00	3.54	939,407	0.18	3.50	0.24	3.44
1.00	3.43	35,152	0.28	3.39	0.34	3.33
1.00	3.28	103,049	0.43	3.27	0.49	3.21
1.00	3.02	42,578	0.68	3.01	0.74	2.95

Index



Financial Square Funds
Prospectus (FST Capital Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Statement of Additional Information (''Additional Statement''). The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550.

To obtain other information and for shareholder inquiries:

- By telephone: Call 1-800-621-2550
- By mail: Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372
- By e-mail: gs-funds@gs.com
- On the Internet (text-only versions): SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

Goldman Sachs

The Funds' investment company registration number is 811-5349.

GOLDMAN SACHS MONEY MARKET FUNDS

GOLDMAN SACHS – INSTITUTIONAL LIQUID ASSETS PORTFOLIOS
FINANCIAL SQUARE FUNDS

STATEMENT OF ADDITIONAL INFORMATION
DATED AUGUST 12, 2002

ILA SHARES
ILA ADMINISTRATION SHARES
ILA SERVICE SHARES
ILA CLASS B SHARES
ILA CLASS C SHARES
ILA CASH MANAGEMENT SHARES
FST SHARES
FST SERVICE SHARES
FST ADMINISTRATION SHARES
FST PREFERRED SHARES
FST SELECT SHARES
FST CAPITAL SHARES

Goldman Sachs Trust (the "Trust") is an open-end management investment company (or mutual fund) which includes the Goldman Sachs - Institutional Liquid Assets Portfolios and Financial Square Funds. This Statement of Additional Information relates solely to the offering of (i) ILA Shares, ILA Administration Shares, ILA Service Shares and ILA Cash Management Shares of: Prime Obligations Portfolio ("ILA Prime Obligations Portfolio"), Money Market Portfolio ("ILA Money Market Portfolio"), Treasury Obligations Portfolio ("ILA Treasury Obligations Portfolio"), Treasury Instruments Portfolio ("ILA Treasury Instruments Portfolio"), Government Portfolio ("ILA Government Portfolio"), Federal Portfolio ("ILA Federal Portfolio"), Tax-Exempt Diversified Portfolio ("ILA Tax-Exempt Diversified Portfolio"), Tax-Exempt California Portfolio ("ILA T ax-Exempt California Portfolio") and Tax-Exempt New York Portfolio ("ILA Tax-Exempt New York Portfolio"); (ii) ILA Class B and Class C Shares of ILA Prime Obligations Portfolio (individually, an "ILA Portfolio" and collectively the "ILA Portfolios"); and (iii) FST Shares, FST Service Shares, FST Administration Shares, FST Preferred Shares, FST Select Shares and FST Capital Shares of: Goldman Sachs - Financial Square Prime Obligations Fund ("FS Prime Obligations Fund"), Goldman Sachs - Financial Square Money Market Fund ("FS Money Market Fund"), Goldman Sachs - Financial Square Treasury Obligations Fund ("FS Treasury Obligations Fund"), Goldman Sachs - Financial Square Treasury Instruments Fund ("FS Treasury Instruments Fund"), Goldman Sachs - Financial Square Government Fund ("FS Government Fund"), Goldman Sachs - Financial Square Federal Fund ("FS Federal Fund") and Goldman Sachs - Financial Square Tax-Free Money Market Fund ("FS Tax-Free Fund") (individually, a "Financial Square Fund," collectively the "Financial Square Funds" and together with the ILA Portfolios, the "Series").

Goldman Sachs Asset Management ("GSAM" or the "Investment Adviser"), a business unit of the Investment Management Division of Goldman, Sachs & Co. ("Goldman Sachs"), serves as the Series' investment adviser. Goldman Sachs serves as distributor and transfer agent to the Series.

The Goldman Sachs Funds offer banks, corporate cash managers, investment advisers and other institutional investors a family of professionally-managed mutual funds, including money market, fixed income and equity funds, and a range of related services. All products are designed to provide clients with the benefit of the expertise of GSAM and its affiliates in security selection, asset allocation, portfolio construction and day-to-day management.

The hallmark of the Goldman Sachs Funds is personalized service, which reflects the priority that Goldman Sachs places on serving clients' interests. Service organizations and other Goldman Sachs clients will be assigned an Account Administrator ("AA"), who is ready to help with questions concerning their accounts. During business hours, service organizations and other Goldman Sachs clients can call their AA through a toll-free number to place purchase or redemption orders or to obtain Series and account information. The AA can also answer inquiries about rates of return and portfolio composition/holdings, and guide service organizations through operational details. A Goldman Sachs client can also utilize the SMART personal computer software system which allows service organizations to purchase and redeem shares and also obtain Series and account information directly.

This Statement of Additional Information ("Additional Statement") is not a Prospectus and should be read in conjunction with the Prospectuses for the Series and share classes mentioned above, each dated May 1, 2002 (except with respect to the Prospectus for the FST Capital Share class, which is dated August 12, 2002), as those Prospectuses may be further amended and supplemented from time to time. A copy of each Prospectus may be obtained without charge from service organizations, or by calling Goldman, Sachs & Co. at 1-800-621-2550 or by writing Goldman, Sachs & Co., 4900 Sears Tower, Chicago, Illinois 60606.

The audited financial statements and related report of PricewaterhouseCoopers LLP, independent public accountants for the ILA Portfolios and Financial Square Funds, contained in the ILA Portfolios' and Financial Square Funds' 2001 Annual Reports are incorporated herein by reference in the section "Financial Statements." No other portions of the Series' Annual Reports are incorporated by reference.

The date of this Additional Statement is August 12, 2002.

TABLE OF CONTENTS

INVESTMENT POLICIES AND PRACTICES

Each Series is a separate pool of assets which pursues its investment objective through separate investment policies. Each Series other than the ILA Tax-Exempt California Portfolio and ILA Tax-Exempt New York Portfolio is a diversified, open-end management investment company (as defined in the Investment Company Act of 1940, as amended (the "Act")). The ILA Tax-Exempt California Portfolio and ILA Tax-Exempt New York Portfolio are non-diversified open-end management investment companies, as defined in the Act. Capitalized terms used but not defined herein have the same meaning as in the Prospectus. The following discussion elaborates on the description of each Series' investment policies and practices contained in the Prospectus.

All investment objectives and investment policies not specifically designated as fundamental may be changed without shareholder approval. However, with respect to the ILA Treasury Instruments Portfolio, ILA Government Portfolio, ILA Federal Portfolio, FS Treasury Instruments Fund, FS Government Fund, and FS Federal Fund, to the extent required by Securities and Exchange Commission ("SEC") regulations, shareholders will be provided with sixty-days notice in the manner prescribed by the SEC before any change in a Series' policy to invest, under normal circumstances, in the particular type of investment suggested by its name.

To the extent described in the Prospectus and further below, the policies of the ILA Treasury Obligations Portfolio, ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio, FS Treasury Obligations Fund and FS Tax-Free Money Market Fund to invest at least 80% of their net assets plus any borrowings for investment purposes (measured at the time of purchase) ("Net Assets") in the particular type of investments suggested by their respective names are fundamental policies that may not be changed without shareholder approval.

U.S. Government Securities

Each Series (except the ILA Treasury Obligations Portfolio, ILA Treasury Instruments Portfolio, ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio and ILA Tax-Exempt New York Portfolio and FS Treasury Obligations Fund, FS Treasury Instruments Fund and FS Tax-Free Fund) may invest in U.S. Government Securities. U.S. Government Securities are deemed to include (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. Government, its agencies, authorities or instrumentalities and (ii) participations in loans made to foreign governments or their agencies that are so guaranteed. The secondary market for certain of these participations is limited. Such participations may therefore be regarded as illiquid.

Each Series (except the ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio and FS Tax-Free Fund) may invest in separately traded principal and interest components of securities issued or guaranteed by the U.S. Treasury. The principal and interest components of selected securities are traded independently under the Separate Trading of Registered Interest and Principal of Securities program ("STRIPS"). Under the STRIPS program, the principal and interest components are individually numbered and separately issued by the U.S. Treasury at the request of depository financial institutions, which then trade the component parts independently.

Custodial Receipts

Each Series (other than the ILA Treasury Obligations Portfolio, ILA Treasury Instruments Portfolio, ILA Government Portfolio, ILA Federal Portfolio, FS Treasury Obligations Fund, FS Treasury Instruments Fund, FS Government Fund, and FS Federal Fund) may also acquire U.S. Government Securities in the form of custodial receipts that evidence ownership of future interest payments, principal payments or both on certain U.S. Government notes or bonds. Such notes and bonds are held in custody by a bank on behalf of the owners. These custodial receipts are known by various names, including "Treasury Receipts," "Treasury Investors Growth Receipts" ("TIGRs"), and "Certificates of Accrual on Treasury Securities" ("CATS"). Although custodial receipts are not considered U.S. Government Securities for certain securities law purposes, the securities underlying such receipts are issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities.

Bank and Corporate Obligations

Each Series (other than ILA Treasury Obligations Portfolio, ILA Treasury Instruments Portfolio, ILA Government Portfolio, ILA Federal Portfolio, FS Treasury Obligations Fund, FS Treasury Instruments Fund, FS Government Fund and FS Federal Fund) may invest in commercial paper, including variable amount master demand notes and asset-backed commercial paper. Commercial paper represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations, and finance companies. The commercial paper purchased by the Series consists of direct U.S. dollar-denominated obligations of domestic or, in the case of ILA Money Market Portfolio and FS Money Market Fund, foreign issuers. The ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio and FS Tax-Free Fund may invest only in tax-exempt commercial paper. Bank obligations in which the ILA Prime Obligations Portfolio, ILA Money Market Portfolio, FS Prime Obligations Fund and FS Money Market Fund may invest include certificates of deposit, unsecured bank promissory notes, bankers' acceptances, fixed time deposits and other debt obligations. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return.

Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation. There are no contractual restrictions on the right to transfer a beneficial interest in a fixed time deposit to a third party, although there is no market for such deposits. Bank notes and bankers' acceptances rank junior to domestic deposit liabilities of the bank and *pari passu* with other senior, unsecured obligations of the bank. Bank notes are not insured by the Federal Deposit Insurance Corporation or any other insurer. Deposit notes are insured by the Federal Deposit Insurance Corporation only to the extent of $100,000 per depositor per bank.

The ILA Money Market Portfolio and FS Money Market Fund will invest more than 25% of their total assets in bank obligations (whether foreign or domestic), including bank commercial paper. However, if adverse economic conditions prevail in the banking industry (such as substantial losses on loans, increases in non-performing assets and charge-offs and declines in total deposits) these Series may, for defensive purposes, temporarily invest less than 25% of their total assets in bank obligations. As a result, the Series may be especially affected by favorable and adverse developments in or related to the banking industry. The activities of U.S. banks and most foreign banks are subject to comprehensive regulations which, in the case of U.S. regulations, have undergone substantial changes in the past decade. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operations and profitability of domestic and foreign banks. Significant developments in the U.S. banking industry have included increased competition from other types of financial institutions, increased acquisition activity and geographic expansion. Banks may be particularly susceptible to certain economic factors, such as interest rate changes and adverse developments in the market for real estate. Fiscal and monetary policy and general economic cycles can affect the availability and cost of funds, loan demand and asset quality and thereby impact the earnings and financial conditions of banks.

The ILA Prime Obligations Portfolio, ILA Money Market Portfolio, FS Prime Obligations Fund and FS Money Market Fund may invest in other short-term obligations, including short-term funding agreements payable in U.S. dollars and issued or guaranteed by U.S. corporations, foreign corporations (with respect to the ILA Money Market Portfolio and FS Money Market Fund) or other entities. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee a stream of payments over time. A funding agreement has a fixed maturity date and may have either a fixed or variable interest rate that is based on an index and guaranteed for a set time period. Because there is generally no secondary market for these investments, funding agreements purchased by a Series may be regarded as illiquid.

Repurchase Agreements

Each Series (other than the ILA Treasury Instruments Portfolio, ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio, FS Treasury Instruments Fund and FS Tax-Free Fund) may enter into repurchase agreements with securities dealers and banks. A repurchase agreement is similar to a collateralized loan, but involves an arrangement under which the purchaser (i.e., the Series) purchases securities subject to the seller's agreement, at the time of sale, to repurchase the securities at a specified time and price. These securities may include securities that could not be held by a Portfolio without the seller's repurchase commitment. The ILA Federal Portfolio and FS Federal Fund may, but do not presently intend to, invest in repurchase agreements.

Custody of the securities will be maintained by the Series' custodian or subcustodian for the duration of the agreement. The repurchase price may be higher than the purchase price, the difference being income to the Series, or the purchase and repurchase prices may be the same, with interest at a stated rate due to the Series together with the repurchase price on repurchase. In either case, the income to the Series is unrelated to the investment return, if any, on the securities subject to the repurchase agreement. The seller of a repurchase agreement will agree that the value of the purchased securities will at all times equal or exceed the repurchase price during the term of the repurchase agreement.

Repurchase agreements pose certain risks for the Series that utilize them. The Series seek to minimize such risks by, among others, the means indicated below, but because of the inherent legal uncertainties involved in repurchase agreements, such risks cannot be eliminated.

For purposes of the Investment Company Act of 1940, as amended (the "Act"), and generally, for tax purposes, a repurchase agreement is deemed to be a loan from the Series to the seller of the securities. It is not clear whether for other purposes a court would consider the securities purchased by the Series subject to a repurchase agreement as being owned by the Series or as being collateral for a loan by the Series to the seller.

If, in the event of bankruptcy or insolvency proceedings concerning the seller of the securities, a court holds that the Series does not have a perfected security interest in the securities, the Series may be required to return the securities to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, a Series would be at risk of losing some or all of the principal and income involved in the transaction. To minimize this risk, the Series utilize custodians and subcustodians that the Investment Adviser believes follow customary securities industry practice with respect to repurchase agreements, and the Investment Adviser analyzes the creditworthiness of the obligor, in this case the seller of the securities. But because of the legal uncertainties, this risk, like others associated with repurchase agreements, cannot be eliminated.

Also, in the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before repurchase of the securities under a repurchase agreement, a Series may encounter delay and incur costs before being able to sell the securities. Such a delay may involve loss of interest or a decline in the value of the securities or other collateral, in which case a Series may not recover the full amount it paid for the securities. Certain Series may enter into repurchase agreements that involve securities that would be subject to a court "stay" in the event of the seller's bankruptcy or insolvency. A "stay" will prevent a Series from selling the securities it holds under a repurchase agreement until permitted by a court. In these situations a Series will be subject to greater risk that the value of the securities will decline before they are sold, and that the Series will experience a loss.

A Series that enters into a repurchase agreement bears the risk that the seller may fail to repurchase the security, whether or not the seller is bankrupt or insolvent. However, if the market value of the securities subject to the repurchase agreement becomes less than the repurchase price (including accrued interest), the Series will direct the seller of the securities to deliver additional securities so that the market value of all securities subject to the repurchase agreement equals or exceeds the repurchase price. It is possible that, with respect to certain repurchase agreements, a trustee for a bankrupt or insolvent seller could be able to demand the return of any additional securities that were previously delivered to the Series for this purpose, and a Series could incur a loss for this reason.

Each Series may not invest in repurchase agreements maturing in more than seven days if, as a result thereof, more than 10% of the net assets of that Series (taken at market value) would be invested in such investments and other securities which are not readily marketable . Certain repurchase agreements which mature in more than seven days can be liquidated before the nominal fixed term on seven days or less notice. Such repurchase agreements will be regarded as liquid instruments.

In addition, each Series (other than the ILA Treasury Instruments Portfolio, ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio, FS Treasury Instruments Fund and FS Tax-Free Fund), together with other registered investment companies having management agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Foreign Securities

The ILA Money Market Portfolio and FS Money Market Fund may invest in certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, fixed time deposits and other debt obligations issued or guaranteed by major foreign banks which have more than $1 billion in total assets at the time of purchase, U.S. branches of such foreign banks (Yankee obligations), foreign branches of such foreign banks and foreign branches of U.S. banks. The ILA Prime Obligations Portfolio and FS Prime Obligations Fund may invest in certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, fixed time deposits and other obligations issued by foreign branches of U.S. banks. The ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio and FS Tax-Free Fund may also invest in municipal instruments backed by lette rs of credit or other forms of credit enhancement issued by foreign banks which have a branch, agency or subsidiary in the U.S. Under current SEC rules relating to the use of the amortized cost method of portfolio securities valuation, the ILA Money Market Portfolio and FS Money Market Fund are restricted to purchasing U.S. dollar-denominated securities, but are not otherwise precluded from purchasing securities of foreign issuers.

The ILA Money Market Portfolio and FS Money Market Fund may invest in U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government. The ILA Money Market Portfolio and FS Money Market Fund may also invest in U.S. dollar-denominated obligations issued or guaranteed by any entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of nationally recognized statistical rating organizations ("NRSROs"). The ILA Money Market Portfolio and FS Money Market Fund may not invest more than 25% of their total assets in the securities of any one foreign government.

Investments in foreign securities and bank obligations may involve considerations different from investments in domestic securities due to limited publicly available information; non-uniform accounting standards; the possible imposition of withholding or confiscatory taxes; the possible adoption of foreign governmental restrictions affecting the payment of principal and interest; expropriation; or other adverse political or economic developments. In addition, it may be more difficult to obtain and enforce a judgment against a foreign issuer or a foreign branch of a domestic bank and the legal remedies for investors may be more limited than the remedies available in the United States.

Asset-Backed and Receivables-Backed Securities

The ILA Prime Obligations Portfolio, ILA Money Market Portfolio, FS Prime Obligations Fund and FS Money Market Fund may invest in asset-backed and receivables-backed securities. Asset-backed and receivables-backed securities represent participations in, or are secured by and payable from, pools of assets such as mortgages, motor vehicle installment sale contracts, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (credit card) agreements, corporate receivables and other categories of receivables. Such asset pools are securitized through the use of privately-formed trusts or special purpose vehicles. Payments or distributions of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution or other credit enhancements may be present. The value of a Series' investments in asset-backed and receivables-backed securities may be adversely affected by prepayment of the underlying obligations. In addition, the risk of prepayment may cause the value of these investments to be more volatile than a Series' other investments.

Through the use of trusts and special purpose corporations, various types of assets, including automobile loans, computer leases, trade receivables and credit card receivables, are being securitized in pass-through structures similar to the mortgage pass-through structures. Consistent with their respective investment objectives and policies, the Series may invest in these and other types of asset-backed securities that may be developed. This Additional Statement will be amended or supplemented as necessary to reflect the ILA Prime Obligations Portfolio, ILA Money Market Portfolio, FS Prime Obligations Fund and FS Money Market Fund intention to invest in asset-backed securities with characteristics that are materially different from the securities described in the preceding paragraph. However, a Series will generally not invest in an asset-backed security if the income received with respect to its investment consti tutes rental income or other income not treated as qualifying income under the 90% test described in "Tax Information" below.

As set forth below, several types of asset-backed and receivables-backed securities are offered to investors, including for example, Certificates for Automobile Receivables^{sm} ("CARS^{sm}") and interests in pools of credit card receivables. CARS^{sm} represent undivided fractional interests in a trust ("CAR Trust") whose assets consist of a pool of motor vehicle retail installment sales contracts and security interests in the vehicles securing the contracts. Payments of principal and interest on CARS ^{sm} are passed through monthly to certificate holders, and are guaranteed up to certain amounts and for a certain time period by a letter of credit issued by a financial institution unaffiliated with the trustee or originator of the CAR Trust. An investor's return on CARS ^{sm} may be affected by early prepayment of principal on the underlying vehicle sales contracts. If the letter of credit is exhausted, the CAR Trust may be prevented from realizing the full amount due on a sales contract because of state law requirements and restrictions relating to foreclosure sales of vehicles and the obtaining of deficiency judgments following such sales or because of depreciation, damage or loss of a vehicle, the application of federal and state bankruptcy and insolvency laws, or other factors. As a result, certificate holders may experience delays in payments or losses if the letter of credit is exhausted.

Asset-backed securities present certain risks that are not presented by mortgage-backed securities. Primarily, these securities may not have the benefit of any security interest in the related assets. Credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. There is the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities.

Asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties. To lessen the effect of failures by obligors on underlying assets to make payments, the securities may contain elements of credit support which fall into two categories: (i) liquidity protection, and (ii) protection against losses resulting from ultimate default by an obligor or servicer. Liquidity protection refers to the provision of advances, generally by the entity administering the pool of assets, the provision of a reserve fund, or a combination thereof to ensure, subject to certain limitations that scheduled payments on the underlying pool are made in a timely fashion. Protection against losses resulting from default ensures ultimate payment of the obligations on at least a portion of the assets in the pool. This protection may be provided through guarantees, policies or letters of cre dit obtained by the issuer or sponsor from third parties, through various means of structuring the transactions or through a combination of such approaches. The degree of credit support provided for each issue is generally based on historical information reflecting the level of credit risk associated with the underlying assets. Delinquency or loss in excess of that anticipated or failure of the credit support could adversely affect the value of or return on an investment in such a security.

The availability of asset-backed securities may be affected by legislative or regulatory developments. It is possible that such developments could require the ILA Prime Obligations Portfolio, ILA Money Market Portfolio, FS Prime Obligations Fund and FS Money Market Fund to dispose of any then existing holdings of such securities.

To the extent consistent with its investment objectives and policies, each of the ILA Prime Obligations Portfolio, ILA Money Market Portfolio, FS Prime Obligations Fund and FS Money Market Fund may invest in new types of mortgage-related securities and in other asset-backed securities that may be developed in the future.

Forward Commitments and When-Issued Securities

Each Series may purchase securities on a when-issued basis and enter into forward commitments. These transactions involve a commitment by the Series to purchase or sell securities at a future date beyond the customary settlement time. The price of the underlying securities (usually expressed in terms of yield) and the date when the securities will be delivered and paid for (the settlement date) are fixed at the time the transaction is negotiated. When-issued purchases and forward commitment transactions are negotiated directly with the other party, and such commitments are not traded on exchanges, but may be traded over-the-counter.

A Series will purchase securities on a when-issued basis or purchase or sell securities on a forward commitment basis only with the intention of completing the transaction and actually purchasing or selling the securities. If deemed advisable as a matter of investment strategy, however, a Series may dispose of or renegotiate a commitment after entering into it. A Series also may sell securities it has committed to purchase before those securities are delivered to the Series on the settlement date. The Series may realize a capital gain or loss in connection with these transactions; distributions from any net capital gains would be taxable to its shareholders. For purposes of determining a Series' average dollar weighted maturity, the maturity of when-issued or forward commitment securities will normally be calculated from the commitment date.

When a Series purchases securities on a when-issued or forward commitment basis, the Series will segregate cash or liquid assets having a value (determined daily) at least equal to the amount of the Series' purchase commitments. Alternatively, a Series may enter into off-setting contracts for the forward sale of securities. These procedures are designed to ensure that the Series will maintain sufficient assets at all times to cover its obligations under when-issued purchases and forward commitments.

Variable Amount Master Demand Notes

Each Series (other than the ILA Treasury Obligations Portfolio, ILA Treasury Instruments Portfolio, ILA Federal Portfolio, FS Treasury Obligations Fund, FS Treasury Instruments Fund, and FS Federal Fund) may purchase variable amount master demand notes. These obligations permit the investment of fluctuating amounts at varying rates of interest pursuant to direct arrangements between a Series, as lender, and the borrower. Variable amount master demand notes are direct lending arrangements between the lender and borrower and are not generally transferable, nor are they ordinarily rated. A Series may invest in them only if the Investment Adviser believes that the notes are of comparable quality to the other obligations in which that Series may invest.

Variable Rate and Floating Rate Obligations

The interest rates payable on certain fixed income securities in which a Series may invest are not fixed and may fluctuate based upon changes in market rates. A variable rate obligation has an interest rate which is adjusted at predesignated periods in response to changes in the market rate of interest on which the interest rate is based. Variable and floating rate obligations are less effective than fixed rate instruments at locking in a particular yield. Nevertheless, such obligations may fluctuate in value in response to interest rate changes if there is a delay between changes in market interest rates and the interest reset date for the obligation, or for other reasons.

Each Series (other than the ILA Treasury Obligations Portfolio, ILA Treasury Instruments Portfolio, ILA Government Portfolio, ILA Federal Portfolio, FS Treasury Obligations Fund, FS Treasury Instruments Fund, FS Government Fund and FS Federal Fund) may purchase variable and floating rate demand instruments that are municipal obligations or other debt securities issued by corporations and other non-governmental issuers that possess a floating or variable interest rate adjustment formula. These instruments permit a Series to demand payment of the principal balance plus unpaid accrued interest upon a specified number of days' notice to the issuer or its agent. The demand feature may be backed by a bank letter of credit or guarantee issued with respect to such instrument.

The terms of the variable or floating rate demand instruments that a Series may purchase provide that interest rates are adjustable at intervals ranging from daily up to 397 calendar days, and the adjustments are based upon current market levels, the prime rate of a bank or other appropriate interest rate adjustment index as provided in the respective instruments. Some of these instruments are payable on demand on a daily basis or on not more than seven days' notice. Others, such as instruments with quarterly or semi-annual interest rate adjustments, may be put back to the issuer on designated days, usually on not more than thirty days' notice. Still others are automatically called by the issuer unless the Series instructs otherwise. The Trust, on behalf of the Series, intends to exercise the demand only (i) upon a default under the terms of the debt security; (ii) as needed to provide liquidity to a Series; (iii) to maintain the respective quality standards of a Series' investment portfolio; or (iv) to attain a more optimal portfolio structure. A Series will determine the variable or floating rate demand instruments that it will purchase in accordance with procedures approved by the Trustees to minimize credit risks. To be eligible for purchase by a Series, a variable or floating rate demand instrument which is unrated must have high quality characteristics similar to other obligations in which the Series may invest. The Investment Adviser may determine that an unrated variable or floating rate demand instrument meets a Series' quality criteria by reason of being backed by a letter of credit, guarantee, or demand feature issued by an entity that meets the quality criteria for the Series. Thus, either the credit of the issuer of the obligation or the provider of the credit support or both will meet the quality standards of the Series.

As stated in the Prospectuses, the Series may consider the maturity of a long-term variable or floating rate demand instrument to be shorter than its ultimate stated maturity under specified conditions. The acquisition of variable or floating rate demand notes for a Series must also meet the requirements of rules issued by the SEC applicable to the use of the amortized cost method of securities valuation. The Series will also consider the liquidity of the market for variable and floating rate instruments, and in the event that such instruments are illiquid, the Series' investments in such instruments will be subject to the limitation on illiquid investments.

Each Series (other than ILA Treasury Obligations Portfolio, ILA Treasury Instruments Portfolio, ILA Government Portfolio, ILA Federal Portfolio, FS Treasury Obligations Fund, FS Treasury Instruments Fund, FS Government Fund and FS Federal Fund) may invest in variable or floating rate participation interests in municipal obligations held by financial institutions (usually commercial banks). Such participation interests provide the Series with a specific undivided interest (up to 100%) in the underlying obligation and the right to demand payment of its proportional interest in the unpaid principal balance plus accrued interest from the financial institution upon a specific number of days' notice. In addition, the participation interest may be backed by an irrevocable letter of credit or guarantee from the institution. The financial institution usually is entitled to a fee for servicing the obligation and provid ing the letter of credit.

Restricted and Other Illiquid Securities

A Series may purchase securities that are not registered ("restricted securities") under the Securities Act of 1933, as amended (the "1933 Act"), including restricted securities that can be offered and sold to "qualified institutional buyers" under Rule 144A under the 1933 Act. However, a Series will not invest more than 10% of the value of its net assets in securities which are illiquid, which includes fixed time deposits with a notice or demand period of more than seven days that cannot be traded on a secondary market and restricted securities. The Board of Trustees has adopted guidelines under which the Investment Adviser determines and monitors the liquidity of restricted securities subject to the oversight of the Trustees. Restricted securities (including securities issued under Rule 144A and commercial paper issued under Section 4(2) of the 1933 Act) which are determined to be l iquid will not be deemed to be illiquid investments for purposes of the foregoing restriction. Since it is not possible to predict with assurance that the market for restricted securities will continue to be liquid, the Investment Adviser will monitor each Series' investments in these securities, focusing on such important factors, among others, as valuation, liquidity and availability of information. This investment practice could have the effect of increasing the level of illiquidity in a Series to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities.

Municipal Obligations

The ILA Prime Obligations Portfolio, ILA Money Market Portfolio, ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio, FS Prime Obligations Fund, FS Money Market Fund, and FS Tax-Free Fund may invest in municipal obligations. Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities and the District of Columbia to obtain funds for various public purposes. The interest on most of these obligations is generally exempt from regular federal income tax. The two principal classifications of municipal obligations are "notes" and "bonds."

The ILA Prime Obligations Portfolio, ILA Money Market Portfolio, FS Prime Obligations Fund and FS Money Market Fund may invest in municipal obligations when yields on such securities are attractive compared to other taxable investments.

Notes. Municipal notes are generally used to provide for short-term capital needs and generally have maturities of one year or less. Municipal notes include tax anticipation notes, revenue anticipation notes, bond anticipation notes, tax and revenue anticipation notes, construction loan notes, tax-exempt commercial paper and certain receipts for municipal obligations.

Tax anticipation notes are sold to finance working capital needs of municipalities. They are generally payable from specific tax revenues expected to be received at a future date. They are frequently general obligations of the issuer, secured by the taxing power for payment of principal and interest. Revenue anticipation notes are issued in expectation of receipt of other types of revenue such as federal or state aid. Tax anticipation notes and revenue anticipation notes are generally issued in anticipation of various seasonal revenues such as income, sales, use, and business taxes. Bond anticipation notes are sold to provide interim financing in anticipation of long-term financing in the market. In most cases, these monies provide for the repayment of the notes. Tax-exempt commercial paper consists of short-term unsecured promissory notes issued by a state or local government or an authority or agency thereof. Th e Series which invest in municipal obligations may also acquire securities in the form of custodial receipts which evidence ownership of future interest payments, principal payments or both on certain state and local governmental and authority obligations when, in the opinion of bond counsel, if any, interest payments with respect to such custodial receipts are excluded from gross income for federal income tax purposes, and in the case of the ILA Tax-Exempt California and ILA Tax-Exempt New York Portfolios, exempt from California and New York (city and state) personal income taxes, respectively. Such obligations are held in custody by a bank on behalf of the holders of the receipts. These custodial receipts are known by various names, including "Municipal Receipts" ("MRs") and "Municipal Certificates of Accrual on Tax-Exempt Securities" ("M-CATS"). There are a number of other types of notes issued for different purposes and secured differently from those described abov e.

Bonds. Municipal bonds, which generally meet longer term capital needs and have maturities of more than one year when issued, have two principal classifications, "general obligation" bonds and "revenue" bonds.

General obligation bonds are issued by entities such as states, counties, cities, towns and regional districts and are used to fund a wide range of public projects including the construction or improvement of schools, highways and roads, water and sewer systems and a variety of other public purposes. The basic security of general obligation bonds is the issuer's pledge of its faith, credit, and taxing power for the payment of principal and interest. The taxes that can be levied for the payment of debt service may be limited or unlimited as to rate or amount or special assessments.

Revenue bonds have been issued to fund a wide variety of capital projects including: electric, gas, water and sewer systems; highways, bridges and tunnels; port and airport facilities; colleges and universities; and hospitals. The principal security for a revenue bond is generally the net revenues derived from a particular facility or group of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. Although the principal security behind these bonds varies widely, many provide additional security in the form of a debt service reserve fund whose monies may also be used to make principal and interest payments on the issuer's obligations. Housing finance authorities have a wide range of security including partially or fully insured, rent subsidized and/or collateralized mortgages, and/or the net revenues from housing or other public projects. In addition to a debt ser vice reserve fund, some authorities provide further security in the form of a state's ability (without obligation) to make up deficiencies in the debt service reserve fund. Lease rental revenue bonds issued by a state or local authority for capital projects are secured by annual lease rental payments from the state or locality to the authority sufficient to cover debt service on the authority's obligations.

Private activity bonds (a term that includes certain types of bonds the proceeds of which are used to a specified extent for the benefit of persons other than governmental units), although nominally issued by municipal authorities, are generally not secured by the taxing power of the municipality but are secured by the revenues of the authority derived from payments by the industrial user. Each Series (other than the ILA Treasury Obligations Portfolio, ILA Treasury Instruments Portfolio, ILA Government Portfolio, ILA Federal Portfolio, FS Treasury Obligations Fund, FS Treasury Instruments Fund, FS Government and FS Federal Funds) may invest in private activity bonds. The ILA Tax-Exempt New York Portfolio will limit its investments in private activity bonds to not more than 20% of its net assets under normal market conditions. The ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio and FS Tax-Free Fund do not intend to invest in private activity bonds if the interest from such bonds would be an item of tax preference to shareholders under the federal alternative minimum tax. If such policy should change in the future, such investments would not exceed 20% of the net assets of each of the ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio and the FS Tax-Free Fund under normal market conditions. The ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio and FS Tax-Free Fund do not intend to invest more than 25% of the value of their respective total assets in private activity bonds or similar obligations where non-governmental entities supplying the revenues from which such bonds or obligations are to be paid are in the same industry.

Municipal bonds with a series of maturity dates are called serial bonds. The serial bonds which the Series may purchase are limited to short-term serial bonds—those with original or remaining maturities of thirteen months or less. The Series may purchase long-term bonds provided that they have a remaining maturity of thirteen months or less or, in the case of bonds called for redemption, the date on which the redemption payment must be made is within thirteen months. The Series may also purchase long-term bonds (sometimes referred to as "Put Bonds"), which are subject to a Series' commitment to put the bond back to the issuer at par at a designated time within thirteen months and the issuer's commitment to so purchase the bond at such price and time.

The Series which invest in municipal obligations may invest in municipal leases, certificates of participation and "moral obligation" bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment contracts. Moral obligations bonds are supported by the moral commitment but not the legal obligation of a state or municipality. In particular, these instruments permit governmental issuers to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. If, however, the governmental issuer does not periodically appropriate money to enable it to meet its payment obligations under these instruments, it cannot be legally compelled to do so. If a default occurs, it is likely that a Series would be u nable to obtain another acceptable source of payment. Some municipal leases, certificates of participation and moral obligation bonds may be illiquid.

The Series which invest in municipal obligations may also invest in tender option bonds. A tender option bond is a municipal obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax-exempt rates. The bond is typically issued in conjunction with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holder the option, at periodic intervals, to tender its securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the bond, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. However, an institution will not be obligated to accept tendered bonds in the event of certain defaults by, or a significant downgrading in the credit rating assigned to, the issuer of the bond.

The tender option will be taken into consideration in determining the maturity of tender option bonds and the average portfolio maturity of a Series. The liquidity of a tender option bond is a function of the credit quality of both the bond issuer and the financial institution providing liquidity. Consequently, tender option bonds are deemed to be liquid unless, in the opinion of the Investment Adviser, the credit quality of the bond issuer and the financial institution is deemed, in light of the relevant Series' credit quality requirements, to be inadequate.

Although the ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio and FS Tax-Free Fund intend to invest in tender option bonds the interest on which will, in the opinion of counsel for the issuer and sponsor or counsel selected by the Investment Adviser, be excluded from gross income for federal income tax purposes, there is no assurance that the Internal Revenue Service will agree with such counsel's opinion in any particular case. Consequently, there is a risk that a Series will not be considered the owner of such tender option bonds and thus will not be entitled to treat such interest as exempt from such tax. A similar risk exists for certain other investments subject to puts or similar rights. Additionally, the federal income tax treatment of certain other aspects of these investments, including the proper tax treatment of tender options and the associated fees, in relation to various regulated investment company tax provisions is unclear. The ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio and FS Tax-Free Fund intend to manage their respective portfolios in a manner designed to eliminate or minimize any adverse impact from the tax rules applicable to these investments.

In addition to general obligation bonds, revenue bonds and serial bonds, there are a variety of hybrid and special types of municipal obligations as well as numerous differences in the security of municipal obligations both within and between the two principal classifications above.

A Series may purchase municipal instruments that are backed by letters of credit issued by foreign banks that have a branch, agency or subsidiary in the United States. Such letters of credit, like other obligations of foreign banks, may involve credit risks in addition to those of domestic obligations, including risks relating to future political and economic developments, nationalization, foreign governmental restrictions such as exchange controls and difficulties in obtaining or enforcing a judgment against a foreign bank (including branches).

For the purpose of investment restrictions of the Series, the identification of the "issuer" of municipal obligations that are not general obligation bonds is made by the Investment Adviser on the basis of the characteristics of the obligations as described above, the most significant of which is the source of funds for the payment of principal of and interest on such obligations.

An entire issue of municipal obligations may be purchased by one or a small number of institutional investors such as one of the Series. Thus, the issue may not be said to be publicly offered. Unlike securities which must be registered under the 1933 Act prior to offer and sale, municipal obligations which are not publicly offered may nevertheless be readily marketable. A secondary market may exist for municipal obligations which were not publicly offered initially.

Municipal obligations purchased for a Series may be subject to the Series' policy on holdings of illiquid securities. The Investment Adviser determines whether a municipal obligation is liquid based on whether it may be sold in a reasonable time consistent with the customs of the municipal markets (usually seven days) at a price (or interest rate) which accurately reflects its value. The Investment Adviser believes that the quality standards applicable to each Series' investments enhance liquidity. In addition, stand-by commitments and demand obligations also enhance liquidity.

Yields on municipal obligations depend on a variety of factors, including money market conditions, municipal bond market conditions, the size of a particular offering, the maturity of the obligation and the quality of the issue. High quality municipal obligations tend to have a lower yield than lower rated obligations. Municipal obligations are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any, which may be enacted by Congress or state

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legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations or municipalities to levy taxes. There is also the possibility that as a result of litigation or other conditions the power or ability of any one or more issuers to pay when due principal of and interest on its or their municipal obligations may be materially affected.

Special Risk Considerations Relating to California Municipal Obligations

The financial condition of the State of California ("California" or the "State"), its public authorities and local governments could affect the market values and marketability of, and therefore the net asset value per share and the interest income of, the ILA Tax-Exempt California Portfolio, or result in the default of existing obligations, including obligations which may be held by the ILA Tax-Exempt California Portfolio. The following section provides only a brief summary of the complex factors affecting the financial condition of California, and is based on information obtained from California, as publicly available prior to the date of this Additional Statement. The information contained in such publicly available documents has not been independently verified. It should be noted that the creditworthiness of obligations issued by local issuers may be unrelated to the creditworthiness of Cali fornia, and that there is no obligation on the part of California to make payment on such local obligations in the event of default in the absence of a specific guarantee or pledge provided by California.

General

During the early 1990s, California experienced significant financial difficulties, which reduced its credit standing, but the State's finances improved significantly starting in 1995. After several years of very strong growth, the State's financial condition started to worsen since the start of 2001, with the combination of a mild economic recession and a dramatic decline in revenue from capital gains and stock option activity resulting from the decline in stock market levels since mid-2000. The ratings of certain related debt of other issuers for which California has an outstanding lease purchase, guarantee or other contractual obligation (such as for state-insured hospital bonds) are generally linked directly to California's rating. Should the financial condition of California deteriorate further, its credit ratings could be reduced, and the market value and marketability of all outstanding notes and bonds issued by California, its public authorities or local governments could be adversely affected.

Economic Factors

California's economy is the largest among the 50 states and one of the largest in the world. The State's population of about 35 million represents about 12-1/2% of the total United States population and grew by 26% in the 1980s, more than double the national rate. Population growth slowed to less than 1% annually in 1994 and 1995, but rose to almost 2% in the final years of the 1990's. The bulk of population growth in the State is due to births and foreign immigration.

Total personal income in the State, at an estimated $1,095 billion in 2000, accounts for almost 13% of all personal income in the nation. Total employment is over 16 million, the majority of which is in the service, trade and manufacturing sectors.

Following a severe recession in the early 1990s, California began a period of strong growth in 1994 in virtually all sectors, particularly in high technology manufacturing and services, including computer software and other services, entertainment, tourism, and construction, and also with very strong growth in exports. The California economy outpaced the nation during this period. By the end of 2000, unemployment in the State had dropped in half from the recession to under 5%, its lowest level in three decades. The strongest growth in a decade occurred in 1999 and 2000, but in 2001 the State finally showed the impact of the nationwide economic slowdown, coupled with a cyclical downturn in the high technology sector (including Internet-related businesses) and entered a mild recession. International trade has also slowed since the start of 2001. The terrorist attacks on September 11, 2001 further weakened the econom y, particularly in tourism-based areas. The recession, combined particularly with the decline in the stock markets since mid-2000, will result in much weaker State revenues than previously projected.

Widely publicized difficulties in California's energy supplies had been seen in early 2001 to pose some risks to the economy, but during the summer there were no electricity blackouts or shortages of natural gas. Although energy prices have risen from the levels of two years ago, they have now appeared to stabilize. Energy difficulties are mitigated by the fact that California's economy is very energy-efficient. U.S. Department of Energy statistics for 1999 revealed that California ranked 50th of the 50 states in energy expenditures as a percentage of state domestic product.

Recent Developments Regarding Energy

From mid-2000 through early 2001, the State faced occasional shortages of electricity and dramatic increases in the spot market price for electricity, as a result of many complex factors deriving generally from a deregulation plan implemented in 1997. The three major investor-owned utilities in the State ("IOUs") purchased electricity to meet their needs above their own generating capacity and contracted supplies at fluctuating short-term and spot market rates, which rose sharply, while the retail prices they could charge their residential and small business customers were capped at specified levels under the deregulation plan. By early January, 2001, the two largest IOUs had exhausted their cash reserves and could no longer purchase electricity in the spot market.

The Governor declared a state of emergency under State law on January 17, 2001, and ordered the State's Department of Water Resources ("DWR") to begin purchasing electricity for resale to retail end use customers, to fill the gap in supplies resulting from the inability of the IOUs to continue to purchase power. The DWR also started to enter into long-term power supply contracts to reduce reliance on short-term and spot markets. DWR's purchases were initially funded primarily by unsecured, interest-bearing loans from the State's General Fund ("State Loans"). DWR is also receiving repayment from a portion of retail end use customers' payments, remitted through the IOUs, but these amounts will cover only a small portion of the power purchase costs. Effective June 26, 2001, the DWR entered into an Interim Loan Agreement with several banks totaling $4.1 billion ("Interim Loans"), which moneys are being used since that date to fund power purchases. The Interim Loans are repayable only from end use customer payments or other debt sales, and are not an obligation of the State General Fund. As of January 31, 2002, DWR had committed approximately $12.6 billion for power purchases, funded from $6.1 billion in net State Loans, $3.7 billion in customer payments and a net $2.7 billion from the Interim Loans ($1.4 billion of Interim Loan proceeds remain available to fund future power purchases).

The State Loans, the Interim Loans and the balance of energy purchase costs are intended to be funded from the issuance of an estimated $11 billion of DWR revenue bonds authorized by legislation. Issuance of the bonds depends on adoption and final legal review of several orders by the California Public Utilities Commission ("CPUC"). In February, 2002 the CPUC adopted an order implementing DWR's "revenue requirement" to be collected from customer rates; the procedure used by DWR to calculate its revenue requirement was, however, challenged in a court proceeding. The CPUC also approved a "rate agreement" with the DWR governing the imposition of consumer rates necessary to repay the bond issue and DWR's other power purchase costs. While the CPUC had raised customer rates significantly in 2001 (average of 40%), final calculation of the DWR's revenue requirement to repay bon ds and meet its other obligations may require additional rate actions. CPUC also approved an order eliminating the right of retail customers to contract directly with generators for energy.

A final schedule for issuance of the revenue bonds will depend on review of legal challenges to these CPUC orders, which are expected. The DWR revenue bonds will be repaid from a dedicated revenue stream derived from customer payments; they will not be backed in any way by the faith and credit or taxing power of the State. Pending issuance of the DWR revenue bonds, DWR projects it will have enough funds available from existing resources and customer revenues to continue its power purchases and repay its obligations (including principal payments on the Interim Loans to begin in April 2002, if the revenue bonds have not been sold).

On April 6, 2001, the largest IOU, Pacific Gas & Electric Company, filed for voluntary protection under the Federal Bankruptcy Code. Its bankruptcy proceeding remained far from resolution by March, 2002. The second-largest IOU, Southern California Edison Company ("SCE") also defaulted on various obligations in early 2001. In October, 2001, SCE announced the settlement of a lawsuit with the CPUC over the rates which SCE could charge its customers. CPUC implemented this settlement by allowing SCE to collect rates from its customers at current levels for up to three years to repay its prior debts. Based on this agreement, SCE used accumulated cash and proceeds of a new credit agreement to repay substantially all of its prior defaulted debts in March, 2002.

The State is intensifying programs for energy conservation, load management and improved energy efficiency in government, businesses and homes. Approval for construction of new power generating facilities, especially smaller and "peaking" power facilities, has been accelerated. A number of new power plants have been completed and new larger power plants are under construction and in permitting phase, and will come on line in 2002 and 2003. As noted, the State has entered into a number of longer term power supply contracts, thereby reducing the risks of reliance on the spot markets. The combination of these elements has substantially lowered wholesale electricity costs.

Despite fears of significant disruptions during the summer of 2001, the combination of cooler weather, significant conservation efforts, absence of major unplanned power plant outages, and completion of several new power plants permitted the State to avoid any blackouts since early May, and spot market power costs have decreased significantly, lessening the cost of the DWR power purchase program. Natural gas prices have also decreased.

A number of lawsuits are pending dealing with many aspects of the energy situation in California, including disputes over the rates which the CPUC may charge retail customers, financial responsibility for purchases of power by the IOUs, obligations and rights of independent power producers holding power sales contracts with the IOUs, and various antitrust, fraud and refund claims against energy suppliers.

Constitutional Limitations on Taxes, Other Charges and Appropriations

Limitation on Property Taxes. Certain California Municipal Obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on *ad valorem* property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Article XIIIA limits the rate of *ad valorem* property taxes to 1% of full cash value of real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise *ad valorem* taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits were filed challenging the acquisition-based assessment system of Proposition 13, but it was upheld by the U.S. Supreme Court in 1992.

Article XIIIA prohibits local governments from raising revenues through ad valorem taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax."

Limitations on Other Taxes, Fees and Charges. On November 5, 1996, the voters of the State approved Proposition 218, called the "Right to Vote on Taxes Act." Proposition 218 added Articles XIIIC and XIIID to the State Constitution, which contain a number of provisions affecting the ability of local agencies to levy and collect both existing and future taxes, assessments, fees and charges.

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Article XIIIC requires that all new or increased local taxes be submitted to the electorate before they become effective. Taxes for general governmental purposes require a majority vote and taxes for specific purposes require a two-thirds vote.

Article XIIID contains several new provisions making it generally more difficult for local agencies to levy and maintain "assessments" for municipal services and programs. Article XIIID also contains several new provisions affecting "fees" and "charges", defined for purposes of Article XIIID to mean "any levy other than an ad valorem tax, a special tax, or an assessment, imposed by a [local government] upon a parcel or upon a person as an incident of property ownership, including a user fee or charge for a property related service." All new and existing property related fees and charges must conform to requirements prohibiting, among other things, fees and charges which generate revenues exceeding the funds required to provide the property related service or are used for unrelated purposes. There are new notice, hearing and protest procedures for levying or increasing proper ty related fees and charges, and, except for fees or charges for sewer, water and refuse collection services (or fees for electrical and gas service, which are not treated as "property related" for purposes of Article XIIID), no property related fee or charge may be imposed or increased without majority approval by the property owners subject to the fee or charge or, at the option of the local agency, two-thirds voter approval by the electorate residing in the affected area.

In addition to the provisions described above, Article XIIIC removes limitations on the initiative power in matters of local taxes, assessments, fees and charges. Consequently, local voters could, by future initiative, repeal, reduce or prohibit the future imposition or increase of any local tax, assessment, fee or charge. It is unclear how this right of local initiative may be used in cases where taxes or charges have been or will be specifically pledged to secure debt issues.

The interpretation and application of Proposition 218 will ultimately be determined by the courts with respect to a number of matters, and it is not possible at this time to predict with certainly the outcome of such determinations.

Appropriations Limits. The State and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" exclude most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (i) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (ii) appropriations to comply with mandates of courts or the federal government, (iii) appropriations for certain capital outlay projects, (iv) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (v) appropriations made in certain cases of emergency.

The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 to follow more closely growth in the State's economy.

"Excess" revenues are measured over a two year cycle. Local governments must return any excess to taxpayers by rate reductions. The State must refund 50% of any excess, with the other 50% paid to schools and community colleges. With more liberal annual adjustment factors since 1988, and depressed revenues in the early 1990's because of the recession, few governments have been operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years. Because of extraordinary revenue receipts in fiscal year 1999-2000, State appropriations were estimated to be about $975 million above the limit. However, since the State was $2.1 billion below its limit in fiscal year 2000-01, resulting in no excess over the two-year period, no refunds were made. 1999-2000 was the only fiscal year since the late 1980s when Sta te appropriations were above the limit. The State Department of Finance estimates the State will be about $14.5 billion below its appropriation limit in fiscal year 2001-02 and $6.3 billion under the limit in 2002-03.

Because of the complex nature of Articles XIIIA, XIIIB, XIIIC and XIIID of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of these Articles on California municipal obligations or on the ability of the State or local governments to pay debt service on such California municipal obligations. It is not possible, at the present time, to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of these Articles or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Further initiatives or legislative changes in laws or the Cal ifornia Constitution may also affect the ability of the State or local issuers to repay their obligations.

Obligations of the State of California

Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. As of January 1, 2002, the State had outstanding approximately $23.9 billion of long-term general obligation bonds, plus $724 million of general obligation commercial paper and $6.2 billion of lease-purchase debt supported by the State General Fund. The State also had about $13.2 billion of authorized and unissued long-term general obligation bonds and lease-purchase debt. In February 2002, the State sold $1 billion of general obligation bonds to repay outstanding commercial paper notes, and sold $187,705,000 of new lease purchase bonds. In FY 2000-01, debt service on general obligation bonds and lease purchase debt was approximately 3.8% of General Fund revenues. State voters approved $2.8 billion of new general bond authorizations on the ballot in March, 2002.

Recent Financial Results

The principal sources of General Fund tax revenues in 2000-01 were the California personal income tax (59 percent of total tax revenues), the sales tax (28 percent), corporation taxes (9 percent), and the gross premium tax on insurance (2 percent). Preliminary estimates for 2000-01 indicate that up to 23% of total General Fund tax revenue was derived from capital gains realizations and stock option income. While these sources have been extraordinarily strong in the past few years, they are particularly volatile. In preparing the 2001-02 budget, the State took account of the recent drop in stock market levels and reduced its estimated receipts from these revenues as compared to the prior year. However, with continued weak stock market levels into early 2002 it is now expected that revenue from capital gains and stock options will fall below projections.

The State maintains a Special Fund for Economic Uncertainties (the "SFEU"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund, but which is required to be replenished as soon as sufficient revenues are available. Year-end balances in the SFEU are included for financial reporting purposes in the General Fund balance.

Throughout the 1980s, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 35 percent).

Recent Budgets. The State suffered a severe economic recession from 1990-94 during which the State experienced substantial revenue shortfalls and accumulated a budget deficit of about $2.8 billion. With the economic recovery which began in 1994, the State's financial condition improved markedly in the years from fiscal year 1995-96 onward, with a combination of better than expected revenues, slowdown in growth of social welfare programs, and continued spending restraint based on the actions taken in earlier years.

The economy grew strongly during the second half of the 1990's, and as a result, the General Fund took in substantially greater tax revenues (around $2.2 billion in 1995-96, $1.6 billion in 1996-97, $2.4 billion in 1997-98, $1.7 billion in 1998-99, $8.2 billion in 1999-2000 and $4.1 billion in 2000-01) than were initially planned when the budgets were enacted. These additional funds were largely directed to school spending as mandated by Proposition 98, and to make up shortfalls from reduced federal health and welfare aid in 1995-96 and 1996-97. In 1998-99 through 2000-01, new spending programs were also enacted, particularly for education, new capital outlay projects were funded from current receipts, and significant tax reductions were enacted. The accumulated budget deficit from the recession years was finally eliminated. The Department of Finance estimates that the State's budget reserve (the SFEU) totaled $8.7 billion at June 30, 2000 and $6.3 billion at June 30, 2001. However, the SFEU balance at June 30, 2001 includes as an asset the $6.1 billion loan to the DWR for power purchases (see "Recent Developments Regarding Energy" above), and the General Fund's available cash at that date was considerably less.

The growth in General Fund revenues since the end of the recession resulted in significant increases in State funding for local school districts under Proposition 98. From the recession level of about $4,200 per pupil, annual State funding has increased to over $6,700 per pupil in FY 2000-01. A significant amount of the new moneys have been directed to specific educational reforms, including reduction of class sizes in many grade levels. The improved budget condition also allowed annual increases in support for higher education in the State, permitting increased enrollment and reduction of student fees.

Part of the 1997-98 Budget Act was completion of State welfare reform legislation to implement the new federal law passed in 1996. The new State program, called "CalWORKs," became effective January 1, 1998, and emphasizes programs to bring aid recipients into the workforce. As required by federal law, new time limits are placed on receipt of welfare aid. Generally, health and welfare costs have been contained even during the recent period of economic recovery, with the first real increases (after inflation) in welfare support levels occurring in 1999-2000 and additional increases in 2000-01.

One of the most important elements of recent Budget Acts was agreement on substantial tax cuts. The largest of these was a phased-in cut in the Vehicle License Fee (an annual tax on the value of cars registered in the State, the "VLF"). Starting on January 1, 1999, the VLF was reduced by 25 percent, which was increased to a 35% reduction effective January 1, 2000 and a 67.5% reduction effective January 1, 2001. Under pre-existing law, VLF funds are automatically transferred to cities and counties, so the new legislation provided for the General Fund to make up the reductions. The full 67.5% percent VLF cut will be offset by about $2.6 billion in General Fund money in FY 2000-01, and $3.6 billion for fiscal year 2001-02. Other tax cuts included an increase in the dependent credit exemption for personal income tax filers, restoration of a renter's tax credit for taxpayers, and a variety of business ta x relief measures. Finally, because the SFEU balance was more than 4% of General Fund revenues for two consecutive years, the State reduced its sales tax by 0.25% for one year, starting January 1, 2001 (pursuant to an existing statutory formula). This will result in about $1.15 billion in lower revenues during calendar year 2001. The 0.25% rate was restored as of January 1, 2002.

Fiscal Year 2001-02 Budget

The 2001-02 Budget Act (the "2001 Budget Act") was signed on July 26, 2001. The 2001 Budget Act included $78.8 billion in General Fund expenditures, a reduction of $1.3 billion from the previous year. General Fund revenues in fiscal year 2001-02 were projected to drop to $75.1 billion, a decline of almost 4 percent from the prior year, reflecting the economic slowdown and the sharp drop in capital gains and stock option revenue. The excess of expenditures over revenues is to be funded by using a part of the budget reserve from the prior year, and assumes that the General Fund will be repaid in full for advances made to purchase energy (see "Recent Developments Regarding Energy" above). The Governor vetoed about $500 million of General Fund expenditures from the 2001 Budget Act as adopted by the Legislature, to leave an estimated budget reserve in the SFEU at June 30, 2002 of $2.6 billion. The 2001 Budget Act also included expenditures of $21.3 billion from Special Funds and $3.2 billion from bond funds.

When the Governor released his proposed budget for 2002-03 in January 2002 (the "2002-03 Governor's Budget"), the Administration estimated that the major tax revenues (personal income, corporate and sales) would be more than $5 billion lower in 2001-02 than projected when the 2001 Budget Act was signed. The Administration projected the need to close a $12.5 billion budget gap for the two fiscal years 2001-02 and 2002-03. As part of his plan to close this gap, the Governor froze about $2.3 billion of spending for 2001-02 in November 2001; the Legislature ratified these actions in late January 2002. Further elements of the plan are described below under "Proposed 2002-03 Budget."

The State sold a record $5.7 billion in revenue anticipation notes for the 2001-02 fiscal year, to offset cash flow shortfalls during the fiscal year. The State's cash position has been adversely affected by the $6.1 billion advances made by the General Fund to pay for electricity purchases in the first half of 2001. The State projects that it will be able to repay the revenue anticipation notes at June 28, 2002 even if the DWR revenue bonds have not been sold (see "Recent Developments Regarding Energy" above). If, however, the State's cash position (including available internal borrowings from State special funds) is lower than projected, the State has other short term borrowing alternatives to assure access to sufficient cash resources to pay all its obligations.

One of the major disputes which delayed passage of the 2001 Budget Act past the July 1 start of the fiscal year related to tax provisions. Under existing law, since the budget reserve was expected to fall below 4% in 2001-02, the 0.25% reduction in the State sales tax which went into effect on January 1, 2001 was scheduled to be reversed on January 1, 2002, providing over $500 million of revenues for the 2001-02 fiscal year. A compromise was reached which allows the 0.25% sales tax reinstatement to occur in 2002, but reduces the "trigger" for sales tax reductions in future years to a 3% budget reserve test from the present 4%. Certain other tax relief measures for senior citizens and rural and agricultural areas were included in the Budget Act, totaling about $122 million.

The 2001 Budget Act provides full funding for K-14 education, and certain additional funding for low-performing schools, child care and other programs. Funding for higher education was increased, but less than in previous years. No fee increases for higher education will be imposed. Health care, social services and prisons are funded for all expected caseload and inflation increases. Assistance to local governments was reduced from the previous year.

The 2001 Budget Act was able to sustain the reduced revenues without major program reductions because a large part of the 2000-01 Budget Act was for one-time spending, which did not have to be continued. The Budget Act has much less one-time spending for capital outlay. The 2001 Budget Act also extends for two years the six-year transportation funding program implemented in 2000-01, and uses a total of $2.3 billion of those funds for General Fund purposes in 2001-02 and 2002-03, to be repaid in 2006-08. The shortfall in funding will be made up by temporary loans from other transportation accounts, so that it is not expected any projects will be delayed. Part of a compromise to permit this deferral was agreement to place a constitutional amendment on the next statewide ballot to permanently dedicate all sales taxes on gasoline and related fuels to transportation programs.

In anticipation of reduced revenues in the 2001-02 fiscal year, the Governor in October, 2001 announced a hiring freeze for State agencies, and requested State agencies to find up to 10% in cost reductions in the current year. He also asked State agencies to prepare budget proposals for the 2002-03 fiscal year with up to a 15% cut from current levels. However, this cut would not apply to public safety or K-12 education programs.

Proposed 2002-03 Budget

As noted above, the 2002-03 Governor's Budget projected a $12.5 billion gap for the period through June 30, 2003. The Administration proposed to close this gap with the following major actions:

1.   Expenditure reductions of about $5.2 billion. About $2.3 billion of these reductions, for the 2001-02 fiscal year, have already been approved by the Legislature.

2.   Funding shifts from the General Fund to other sources, including bond funds and special funds, totaling $586 million.

3.   Anticipated increases in federal funding for health and human services programs, security/bioterrorism and other areas totaling $1.1 billion.

4.   Interfund loans, accelerations and transfers totaling $5.6 billion. The largest portion of this category is the receipt of $2.4 billion in 2002-03 from the sale of a portion of the State's future receipt of payments from tobacco companies in settlement of previous litigation. Another $672 million would come from loans from transportation funds and $800 million would come from deferral of payments to State pension funds. The Administration later announced it would not pursue the pension fund deferrals, using instead savings in debt service costs by rescheduling current debt payments to future years.

All of these proposals are subject to negotiations with the Legislature and, in some cases, action by other bodies, such as the federal government. There is no assurance which of these actions will be finally implemented, or the total budget savings which will result.

In February 2002, the State's Legislative Analyst issued a report which predicted that revenues in 2001-02 would be about $2.8 billion lower than the Administration's estimates, in part because of lower estimates of capital gains and stock option income. The Legislative Analyst also predicted expenditures would be higher than the Administration projected, and that the total budget gap which the State would have to resolve over the period December 1, 2001 to June 30, 2003 might be as large as $17.5 billion.

The 2002-03 Governor's Budget proposed an austere spending plan for the next fiscal year, based on successful implementation of the various actions to close the budget gap. Spending for K-12 schools would be increased by a small amount, with full cost of living increases included. Support for higher education would also increase by about 1 percent on average. Health and human services costs would increase by 3.3 percent to reflect increased caseloads. Most other areas of the budget, including corrections, natural resources, environmental protection, transportation, general government and capital outlay, will be reduced on average 5 percent. The Governor proposed no tax increases or funding shifts which would impact local governments. Final action on the 2002-03 Budget Act will occur in the summer following release of updated budget and revenue estimates in May 2002 and final negotiations between the Governor and the Legislature.

Although the State's strong economy has produced record revenues to the State government in recent years, the State's budget faces several years of significant constraints due to weaker economic conditions, and it continues to be marked by mandated spending on education, a large prison population, and social needs of a growing population with many immigrants. These factors which limit State spending growth also put pressure on local governments. There can be no assurances that, if economic conditions weaken, or other factors intercede, the State will not experience budget gaps in the future.

Bond Rating

The ratings on California's long-term general obligation bonds were reduced in the early 1990s from "AAA" levels which had existed prior to the recession. After 1996, through the end of 2000, the three major rating agencies raised their ratings of California's general obligation bonds as high as "AA" from Standard & Poor's, "Aa2" from Moody's and "AA" from Fitch. As of March 1, 2002, Standard & Poor's had reduced California's senior ratings to "A+" and Moody's had reduced its ratings to "A1" and both agencies maintained the State's credit ratings on watch with negative implications. As of that date, Fitch had placed California's ratings on watch with negative implications.

There can be no assurance that current ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

Legal Proceedings

The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. If the State eventually loses any of these cases, the final remedies may not have to be implemented in one year.

Obligations of Other Issuers

Other Issuers of California Municipal Obligations. There are a number of State agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

State Assistance. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund was budgeted at approximately 75% of General Fund expenditures in recent years, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of the post-Proposition 13 "bailout" aid. Local governments have in return received greater revenues and greater flexibility to operate health and welfare programs.

In 1997, a new program provided for the State to substantially take over funding for local trial courts (saving cities and counties some $400 million annually). For 2001-02, the State has provided over $350 million to support local law enforcement costs.

To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may continue to be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. Los Angeles County, the largest in the State, was forced to make significant cuts in services and personnel, particularly in the health care system, in order to balance its budget in FY1995-96 and FY1996-97. Orange County, which emerged from Federal Bankruptcy Court protection in June 1996, has significantly reduced county services and personnel, and faces strict financial conditions following large investment fund losses in 1994 which resulted in bankruptcy. The recent economic slowdown in t he State, with its corresponding reduction in State and local revenues, will put additional pressure on local government finances in the coming years.

Counties and cities may face further budgetary pressures as a result of changes in welfare and public assistance programs, which were enacted in August, 1997 in order to comply with the federal welfare reform law. Generally, counties play a large role in the new system, and are given substantial flexibility to develop and administer programs to bring aid recipients into the workforce. Counties are also given financial incentives if either at the county or statewide level, the "Welfare-to-Work" programs exceed minimum targets; counties are also subject to financial penalties for failure to meet such targets. Counties remain responsible to provide "general assistance" for able-bodied indigents who are ineligible for other welfare programs. The long-term financial impact of the new CalWORKs system on local governments is still unknown.

Assessment Bonds. California municipal obligations ("California Municipal Obligations") which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amou nts, if any, in a reserve fund established for the bonds.

California Long Term Lease Obligations. Based on a series of court decisions, certain long-term lease obligations, though typically payable from the general fund of the State or a municipality, are not considered "indebtedness" requiring voter approval. Such leases, however, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease o bligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due. Although litigation is brought from time to time which challenges the constitutionality of such lease arrangements, the California Supreme Court issued a ruling in August, 1998 which reconfirmed the legality of these financing methods.

Other Considerations

The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

Limitations on ad valorem property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not possible, at present, to predict the extent to which any such legislation will be enacted. Nor is it possible, at present, to determine the impact of any such legislation on California Municipal Obligations in which the Portfolio may invest, future allocations of state revenues to local govern ments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $13 billion in aid for both earthquakes, and neither event has had any long-term negative economic impact. Any California Municipal Obligation in the Portfolio could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the federal or State government to appropriate sufficient funds withi n their respective budget limitations.

Special Risk Considerations Relating to New York Municipal Obligations

Some of the significant financial considerations relating to the ILA Tax-Exempt New York Portfolio's investments in New York Municipal Obligations are summarized below. This summary information is not intended to be a complete description and is principally derived from the Annual Information Statement of the State of New York as supplemented and contained in official statements relating to issues of New York Municipal Obligations that were available prior to the date of this Additional Statement. The accuracy and completeness of the information contained in those official statements have not been independently verified.

The State of New York's most recent fiscal year began on April 1, 2001 and ended on March 31, 2002. The most recent published supplement to the Annual Information Statement was April 5, 2002.

Recent Events. A substantial amount of Federal aid is projected to flow through the State to certain localities over the next several years for disaster response and reconstruction activities related to the World Trade Center ("WTC") attacks. At the request of the Governor of New York ("Governor"), the President has waived any matching requirement for the State and New York City (which is typically 25 percent of eligible costs), so that the Federal government will provide 100 percent reimbursement for the cost of rescue, recovery, debris removal and public infrastructure repair and reconstruction. To date, the Congress has appropriated $10.4 billion for these purposes. This Federal "pass-through" disaster aid is projected by the Division of the Budget ("DOB") to total $1.53 billion in the current State fiscal year and $3.74 billion in fiscal year 2002-03 as recovery and rebu ilding efforts reach full capacity. The majority of the Federal disaster aid is expected to flow from the Federal Emergency Management Agency through State Emergency Management Office (SEMO) to New York City and surrounding localities affected by the disaster. This "flow-through" spending is not counted in the All Governmental Funds estimates, and is expected to have a positive economic impact on the State and New York City.

On an All Governmental Fund basis, the State Financial Plan includes spending for WTC costs of $214 million in the 2001-02 fiscal year and $329 million in the 2002-03 fiscal year. Unlike the pass-through aid, these disbursements in the Financial Plan finance State government activities. Most of this spending is supported by Federal funds ($180 million in the 2001-02 fiscal year and $292 million in the 2002-03 fiscal year). Over the next two years, Federal money is expected to finance, among other things, payments to the victims of the attack ($203 million), State Police and the Division of Military and Naval Affairs staffing costs directly related to the disaster ($98 million), expanded counseling and trauma services ($59 million), and infrastructure repairs ($40 million).

Spending from State Funds or WTC costs is projected to total $71 million over the next two years, with $57 million of this amount expected to be financed by the General Fund and $14 million from State special revenue funds. The General Fund is primarily providing support for tourism and marketing activities to attract visitors to New York City, and bridge loans to small businesses. State special revenue funds will primarily support expanded case processing costs for insurance and workers' compensation.

On January 8, 2002, the State reached a tentative settlement in school desegregation litigation concerning the City of Yonkers. Under the terms of the settlement, which must be approved by the federal court with jurisdiction in the case, the State has agreed to pay $300 million to Yonkers over the next five years in roughly equal annual installments ($10 million of this amount has already been paid). To finance the fiscal year 2001-02 and fiscal year 2002-03 costs of the settlement, the State plans to use the $151 million balance in the Contingency Reserve Fund, which was established to help the State pay costs related to litigation. On March 26, 2002, the district court approved the settlement proposed and accepted by all parties.

On January 16, 2002, the State enacted certain amendments to the Health Care Reform Act of 2000. The amendments authorize $1.93 billion in new spending on health care initiatives over the two and one-half year period ending June 30, 2004. The State's share of this new spending, which is estimated at $774 million, is expected to be financed from, among other sources, a 39 cent increase in the cigarette tax, the reestablishment of the "covered lives assessment" on health insurance, and, subject to federal approval, a three percent increase in the federal matching rate for Medicaid expenditures beginning October 1, 2002. The amendments also provide for the financing through non-General Fund resources of a number of health programs that were previously in the General Fund, including the Elderly Pharmaceutical Insurance Program (EPIC) and certain Medicaid expenditures. The State expects that these change s will provide $785 million in General Fund Financial Plan savings in 2002-03.

On March 9, 2002, the President signed economic stimulus legislation, which includes temporary tax provisions aimed at creating redevelopment incentives for businesses located in the Liberty Zone, the areas surrounding the World Trade Center site. The Liberty Zone provisions expand the work opportunity tax credit, authorize the issuance of $8 billion in tax-exempt private activity bonds, allow for advance refunding of certain bonds for facilities in New York City and increase the small business expensing limit.

Certain components of this package have the potential to adversely affect State tax revenues. The most significant impact concerns a provision that allows expanded expensing of investment costs against federal taxable income. Since the State uses federal taxable income as the starting point for calculating taxable income, the provision will adversely impact State tax revenues unless the State acts to restructure the basis for calculating the tax.

The terrorist attacks in New York City and the national recession are expected to have materially adverse financial consequences for the State, and their impact is reflected in the economic and receipts forecasts described in most recent update to the Annual Information Statement. At this point, it is no longer possible to separate the impact of the terrorist attacks from the national recession, but the combined effect of both events introduces significant uncertainty into the current Financial Plan estimates.

In the long term, the most significant risk is the possible loss of financial sector firms and related businesses to other states. The financial sector is an important economic activity in the State and a substantial reduction in its operations would likely have an adverse impact on State tax revenues, leading to material changes to the Executive Budget projections and the State's out year projections of receipts, adding further pressure to budget balance in future fiscal years.

In addition to the recent terrorist attacks in New York City, many complex political, social and economic forces influence the State's economy and finances, which may in turn affect the State's Financial Plan. These forces may affect the State unpredictably from fiscal year to fiscal year and are influenced by governments, institutions, and events that are not subject to the State's control. The Financial Plan is also necessarily based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and State economies.

In every year, many uncertainties exist in the forecast of the national and State economies. Given the recent terrorist attacks, the nation's war-time preparations, and the volatility in financial markets, such uncertainties are significantly more pronounced at this time. For example, the current downturn in the financial markets could continue over a sustained period. The securities industry is more important to the New York economy than to the national economy as a whole, potentially amplifying the impact of such a downturn. A large change in stock market performance during the forecast horizon could result in wage and unemployment levels that are significantly different from those embodied in the current forecast.

Two variables which stand out as being particularly vulnerable to financial market volatility, and which are closely associated with the recent strength of State personal income tax receipts, are finance sector bonus income and capital gains realizations. Historically, financial sector bonus income has been closely tied to security firm profits. With many Wall Street profit-making activities (such as initial public offerings and mergers and acquisitions) now significantly below 2000 levels, DOB is forecasting a significant decline in financial sector profits for 2001 and 2002. DOB also expects that the decline in equity values observed since early 2000, combined with the recent decline in the average holding period for equities, will produce a decline in capital gains realizations for the 2001 calendar year. However, both bonus income and capital gains realizations have historically been subject to a large degree of variation and may produce results below DOB's current forecast.

The United States Congress is expected to consider several economic stimulus packages during the winter. Certain components of these packages may adversely affect State tax revenues. The most significant risk concerns a provision that would allow expanded expensing of investment costs against federal taxable income. Since the State uses federal taxable income as the starting point for calculating taxable income, the provision could adversely impact State tax revenues.

State Economy. New York is one of the most populous states in the nation and has a relatively high level of personal wealth. The State's economy is diverse with a comparatively large share of the nation's finance, insurance, transportation, communications and services employment, and a very small share of the nation's farming and mining activity. The State's location and its air transport facilities and natural harbors have made it an important link in international commerce. Travel and tourism constitute an important part of the economy. Like the rest of the nation, New York has a declining proportion of its workforce engaged in manufacturing, and an increasing proportion engaged in service industries.

The services sector, which includes entertainment, personal services, such as health care and auto repairs, and business-related services, such as information processing, law and accounting, is the State's leading economic sector. The services sector accounts for more than three of every ten nonagricultural jobs in New York and has a noticeably higher proportion of total jobs than does the rest of the nation.

Relative to the nation, the State has a smaller share of manufacturing and construction and a larger share of service-related industries. The State's finance, insurance and real estate share, as measured by wages, is particularly large relative to the nation. The State is likely to be less affected than the nation as a whole during an economic recession that is concentrated in manufacturing and construction, but likely to be more affected by any economic downturn that is concentrated in the services sector.

The cataclysmic events of September 11 have had a substantial negative impact on the New York City, State, and national economies. As the epicenter of the September 11 attacks, the New York State economy is bearing the brunt of the consequent employment losses. DOB expects the recession to stretch into calendar year 2002, with a slow but sustained recovery beginning in the middle of the year.

DOB estimates that tens of thousands of jobs may have been lost or displaced from New York, at least temporarily, due to the events of September 11. The sector hardest hit by the disaster was the finance industry, which is estimated to have lost 30,000 jobs, many of whom have been either laid off or relocated out-of-state. Other industries expected to experience severe losses are business and media services, hotel and motel services, retail trade, arts and entertainment services, and transportation. In contrast, as part of the reconstruction process, the construction sector is expected to experience a net gain in employment. On an annual average basis, State employment is expected to have grown a modest 0.1 percent for 2001 and to decline 1.2 percent for 2002.

DOB estimates that the events of September 11 will also have a significantly negative impact on securities industry profits. The fall in profit growth is expected to result in a severe decline in finance and insurance industry cash bonuses. The decline will likely be exacerbated by firms weighting their bonus payouts more heavily than usual in favor of stock options as well as the transfer of dislocated workers out-of-state. Lower growth in both employment and bonus income is expected to result in personal income growth 2.6 percent for 2001, followed by growth of 1.1 percent for 2002.

The most significant risks to the New York economic forecast pertain to the pace of layoffs related to the events of September 11, and the impact of both the disaster itself and deteriorating economic conditions on wages. The possibility of yet another terrorist attack on the New York City area poses a substantial negative risk to the DOB forecast. Fewer layoffs, stronger financial markets, and higher bonuses than projected would result in a stronger State economy than reflected in the current forecast. Similarly, greater job losses, weaker financial markets, and smaller bonus payments than expected would result in a weaker State economy.

State Budget. The State Constitution requires the Governor to submit to the State legislature (the "Legislature") a balanced executive budget which contains a complete plan of expenditures for the ensuing fiscal year and all moneys and revenues estimated to be available therefor, accompanied by bills containing all proposed appropriations or reappropriations and any new or modified revenue measures to be enacted in connection with the executive budget. The entire plan constitutes the proposed State financial plan for that fiscal year. The Governor is required to submit to the Legislature quarterly budget updates which include a revised cash-basis state financial plan, and an explanation of any changes from the previous state financial plan.

State law requires the Governor to propose a balanced budget each year. In recent years, the State has closed projected budget gaps of $5.0 billion (1995-96), $3.9 billion (1996-97), $2.3 billion (1997-98), and less than $1 billion (1998-99 through 2000-01). The 2002-03 Executive Budget, as amended, projected budget gaps of $5.7 billion in 2002-03. DOB projects budget gaps of $2.8 billion in 2003-04 and $3.3 billion in 2004-05. The gap projections assume the Legislature will enact the 2002-03 Executive Budget in its entirety. The projections do not include unspecified spending "efficiencies." The outyear forecast is subject to greater volatility than in previous years due to the economic uncertainties surrounding the WTC attacks and the national recession. There can be no assurance that the Legislature will enact the Governor's Executive Budget, as amended, or that the State's adopted budget pr ojections will not differ materially and adversely from the projections set forth at this time.

The Office of the State Comptroller ("OSC") reports that General Fund receipts and transfers from other funds totaled $41.14 billion in 2001-2002. When the refund reserve is adjusted for the deposit of $1.07 billion for economic uncertainties, General Fund receipts and transfers from other funds totaled $42.21 billion, an increase of $2.33 billion over 2000-01. General Fund disbursements, including transfers to other funds, totaled $41.22 billion for the 2001-02 fiscal year, an increase of $1.53 billion over 2000-01.

The General Fund is the principal operating fund of the State and is used to account for all financial transactions except those required to be accounted for in another fund. It is the State's largest fund and receives almost all State taxes and other resources not dedicated to particular purposes. General Fund moneys are also transferred to other funds, primarily to support certain capital projects and debt service payments in other fund types.

On an unaudited basis, the State ended its 2001-02 fiscal year in balance on a cash basis, with a General Fund closing balance of $1.03 billion, excluding amounts on deposit in the refund reserve account, as described below. The unaudited closing General Fund balance consists of the following: $710 million in the Tax Stabilization Reserve Fund ("TSRF") (after a deposit of $83 million in fiscal year 2001-02); $159 million in the Community Projects Fund ("CPF"), which pays for legislative and gubernatorial initiatives; $157 million in the Contingency Reserve Fund ("CRF") (the planned use of $70 million in fiscal year 2001-02 to finance a portion of the State's settlement in the Yonkers desegregation lawsuit will not occur until fiscal year 2002-03); and $5 million in the Universal Pre-Kindergarten Fund.

The State had a balance of $1.68 billion on deposit in the refund reserve account at the end of the 2001-02 fiscal year. The amount consists of $1.07 billion in reserves for economic uncertainties that is planned for use in fiscal year 2002-03 and $611 million set aside to pay for tax refunds during 2002-03.

The State ended its 2000-2001 fiscal year on March 31, 2001 with an available cash surplus of $2.73 billion in the General Fund as reported by DOB. Of this balance, $80 million from the surplus was deposited into the State's Tax Stabilization Reserve Fund (the sixth consecutive annual deposit). The Governor has proposed setting aside $1.48 billion from the 2000-01 fiscal year surplus to guard against economic uncertainties. In addition, the State has another $627 million available in the Tax Stabilization Reserve Fund.

General Fund receipts, including transfers from other funds, totaled $39.88 billion for the 2000-01 fiscal year, an increase of $2.49 billion (6.7 percent) over fiscal year 1999-2000 results. General Fund disbursements, including transfers to other funds, totaled $39.70 billion for the 2000-01 fiscal year, an increase of $2.53 billion (6.8 percent) from the 1999-2000 fiscal year.

For the 2000-01 fiscal year, the closing balance in the General Fund was $1.10 billion. This closing balance is comprised of $627 million in TSRF (after an $80 million deposit in 2000-01); $150 million in CRF; $292 million in the CPF; and $29 million in the Universal Pre-Kindergarten Fund. In addition to the $1.10 billion balance in the General Fund, the State had $3.52 billion in the tax refund reserve account at the end of 2000-01. The closing balance excludes a $1.2 billion for reserve in the School Tax Relief (STAR) Special Revenue Fund and $250 million in the Debt Reduction Reserve Fund ("DRRF").

Several developments arising from negotiations on the budget will affect State finances in subsequent years. First, a portion of Legislative additions to the 2000-01 Executive Budget will recur at higher spending levels in 2001-02 and beyond, including increased funding for school aid, tuition assistance, and prescription drug coverage for the elderly. Second, the Legislature enacted the Debt Reform Act of 2000 ("Debt Reform Act"). The Debt Reform Act, which applies to new State-supported debt issued on or after April 1, 2000, imposes caps on new debt outstanding and new debt service costs, restricts the use of debt to capital purposes only, and restricts the maximum term of State debt issuances to no more than 30 years. The State's projected levels of debt issuances and debt service costs for 2000-01 and 2001-02 are well below the debt caps and limitations imposed by the Debt Reform Act.

Finally, the State adopted an additional tax relief package that will reduce tax receipts by $1.2 billion when fully effective; this package includes the elimination or reduction of gross receipts tax on energy ($330 million), the expansion of the "Power for Jobs" energy tax credit program ($125 million), a college tuition deduction or credit taken against personal income taxes ($200 million), and reduction of the marriage penalty for taxpayers who file jointly ($200 million).

The 2000-01 Financial Plan reflects the use of resources from the Health Care Reform Act of 2000 ("HCRA 2000") that will help finance several health and mental hygiene programs in Special Revenue Funds, including prescription drug assistance for the elderly, supplemental Medicare insurance, and other public health services.

Despite recent budgetary surpluses recorded by the State, actions affecting the level of receipts and disbursements, the relative strength of the State and regional economy, and actions by the federal government could impact projected budget gaps for the State. These gaps would result from a disparity between recurring revenues and the costs of increasing the level of support for State programs. To address a potential imbalance in any given fiscal year, the State would be required to take actions to increase receipts and/or reduce disbursements as it enacts the budget for that year, and, under the State Constitution, the Governor is required to propose a balanced budget each year. There can be no assurance, however, that the Legislature will enact the Governor's proposals or that the State's actions will be sufficient to preserve budgetary balance in a given fiscal year or to align recurring receipts and disbursements in future fiscal years. There can also be no assurance that the Legislature will enact into law the Governor's Executive Budget, as amended, or that the State's adopted budget projections will not differ materially and adversely from the projections set forth therein.

Over the long term, uncertainties with regard to the economy present the largest potential risk to future budget balance in New York State. For example, a downturn in the financial markets or the wider economy is possible, a risk that is heightened by the lengthy expansion currently underway. The securities industry is more important to the New York economy than the national economy as a whole, potentially amplifying the impact of an economic downturn. A large change in stock market performance during the forecast horizon could result in wage, bonus, and unemployment levels that are significantly different from those embodied in the State's Financial Plans forecasts. Merging and downsizing by firms, as a consequence of deregulation or continued foreign competition, may also have more significant adverse effects on employment than expected.

An ongoing risk to the 2001-02 Financial Plan arises from the potential impact of certain litigation and federal disallowances now pending against the State, which could produce adverse effects on the State's projections of receipts and disbursements. The 2000-01 Financial Plan contained projected reserves of $150 million in 2001-02 for such events, but assumed no significant federal disallowances or other federal actions that could affect State finances.

The Health Care Financing Administration issued a final rule on January 12, 2001 that modified the manner in which states are required to calculate their Medicaid Upper Payment Limit methodology. It is anticipated that the implementation of this rule would require the State to phase-out most of its nursing home Intergovernmental Transfer payments over a five-year period beginning in fiscal year 2002-03. Upon full implementation of this rule, the net impact is expected to result in an annual loss of $351 million for the State and $88 million for local governments.

The State's Financial Plans assume the availability of certain resources to finance portions of General Fund spending for fringe benefits, health and welfare programs. These resources could become unavailable or decrease, placing additional pressures on budget balance.

The State's historical financial results for the 1999-2000 are as follows. The State ended its 1999-2000 fiscal year in balance on a cash basis, with a General Fund cash-basis surplus of $1.51 billion as reported by DOB. As in recent years, strong growth in receipts above forecasted amounts produced most of the year-end surplus. Spending was also modestly below projections, further adding to the surplus.

The State reported a closing balance of $1.17 billion in the General Fund, an increase of $275 million over the closing balance from the prior year. The balance was held in four accounts within the General Fund: the TSRF, the CRF, the DRRF and the CPF. The balance is comprised of $547 million in the TSRF after a deposit of $74 million in 1999-2000; $107 million in the CRF; $250 million in the DRRF; and $263 million in the CPF.

The closing fund balance excludes $3.97 billion that the State deposited into the tax refund reserve account at the close of 1999-2000 to pay for tax refunds in 2000-01 of which $521 million was made available as a result of the Local Government Assistance Corporation ("LGAC") financing program and was required to be on deposit as of March 31, 2000. The tax refund reserve account transaction has the effect of decreasing reported personal income tax receipts in 1999-2000, while increasing reported receipts in 2000-01.

General Fund receipts and transfers from other funds (net of tax refund reserve account activity) for the 1999-2000 fiscal year totaled $37.40 billion, an increase of 1.6 percent over 1998-99. General Fund disbursements and transfers to other funds totaled $37.17 billion, an increase of 1.6 percent from the prior fiscal year.

2002-03 Financial Plan. The State Legislature enacted appropriations for all State-supported, contingent contractual, and certain other debt service obligations for the entire 2002-03 fiscal year on March 26, 2002. However, the State failed to take final action on all other Executive Budget recommendations by April 1, the start of the 2002-03 fiscal year. Legislation was enacted on March 26, 2002 that extends certain revenue-raising authority and makes interim appropriations for State personal service costs, various grants to local governments, and other necessary items generally for the period from April 1 through April 7, 2002. In prior years, the State has enacted similar interim appropriations to permit the State to continue operations until final action on the budget and expects to do so after April 7, 2002 until final action on the 2002-03 budget. The Governor and Legislative leaders are continuing negotiati ons over the budget for fiscal year 2002-03.

On January 22, 2002, the Governor submitted the 2002-03 Executive Budget to the Legislature in accordance with the provisions of the State Constitution and the State Finance Law. On February 21, the Governor submitted amendments to his Executive Budget, as authorized by the State Constitution. The revised financial projections reflect the Governor's proposed amendments to his 2002-03 Executive Budget as provided for under the State Constitution.

The amendments recommended by the Governor do not alter the 2002-03 General Fund projections for receipts and disbursements contained in the Executive Budget. Total receipts and transfers from other funds are projected to total $38.85 billion; total disbursements and transfers to other funds are projected at $40.22 billion. The State still expects to end the 2002-03 fiscal year with a closing General Fund balance of $710 million (all of which is expected to be held in the Tax Stabilization Reserve Fund).

The amendments recommend additional funding to pay interest costs on a one-time loan from the Federal government to help support higher than expected Unemployment Insurance Benefit payments caused by the World Trade Center disaster and the national recession ($11 million), but these costs are expected to be fully offset by enactment of a proposal to lower interest rates paid by the State on court judgments against the State from 9 percent to the prevailing market rate, which is currently at approximately 2 percent ($11 million). The Governor has also amended the Executive Budget to include technical amendments related to the proposed Empire Opportunity Fund economic development program and made other corrections that do not affect overall General Fund spending levels. Projected 2002-03 All Funds disbursement estimates increased by $271 million, primarily as a result of the changes proposed for the Empire Opportuni ty Fund.

Since the introduction of the Executive Budget, DOB has modestly increased its growth forecast for the U.S. economy to reflect new data. This revision is largely attributable to a stronger performance for the fourth quarter of 2001 than previously anticipated. Real U.S. Gross Domestic Product (GDP)grew 1.2 percent during the fourth quarter, instead of declining as many economists expected. This growth was primarily a result of a significant jump in car sales and remains subject to revision. However, this revision did not significantly alter the projected pattern of quarterly growth in real output through the end of first quarter of 2002. The DOB forecast assumes that the national recession will have lasted through the end of the first quarter of 2002. Based on the most recent information available, DOB now projects economic growth, as measured by growth in real U.S. GDP, of 1.6 percent for 2002. Employment is now projected to decline 0.3 percent for the current calendar year.

Debt Limits and Outstanding Debt. There are a number of methods by which the State of New York may incur debt. Under the State Constitution, the State may not, with limited exceptions for emergencies, undertake long-term general obligation borrowing (*i.e.*, borrowing for more than one year) unless the borrowing is authorized in a specific amount for a single work or purpose by the Legislature and approved by the voters. There is no limitation on the amount of long-term general obligation debt that may be so authorized and subsequently incurred by the State.

The State may undertake short-term borrowings without voter approval (i) in anticipation of the receipt of taxes and revenues, by issuing tax and revenue anticipation notes, and (ii) in anticipation of the receipt of proceeds from the sale of duly authorized but unissued general obligation bonds, by issuing bond anticipation notes. The State may also, pursuant to specific constitutional authorization, directly guarantee certain obligations of the State of New York's authorities and public benefit corporations ("Authorities"). Payments of debt service on New

York State general obligation and New York State-guaranteed bonds and notes are legally enforceable obligations of the State of New York.

The State employs additional long-term financing mechanisms, lease-purchase and contractual-obligation financings, which involve obligations of public authorities or municipalities that are State-supported but are not general obligations of the State. Under these financing arrangements, certain public authorities and municipalities have issued obligations to finance the construction and rehabilitation of facilities or the acquisition and rehabilitation of equipment, and expect to meet their debt service requirements through the receipt of rental or other contractual payments made by the State. Although these financing arrangements involve a contractual agreement by the State to make payments to a public authority, municipality or other entity, the State's obligation to make such payments is generally expressly made subject to appropriation by the Legislature and the actual availability of money to the State f or making the payments. The State has also entered into a contractual-obligation financing arrangement with the LGAC to restructure the way the State makes certain local aid payments.

Sustained growth in the State's economy could contribute to closing projected budget gaps over the next several years, both in terms of higher-than-projected tax receipts and in lower-than-expected entitlement spending. In the past, the State has taken management actions to address potential financial plan shortfalls, and DOB believes it could take similar actions should adverse variances occur in its projections for the current fiscal year.

On January 13, 1992, S&P reduced its ratings on the State's general obligation bonds from A to A- and, in addition, reduced its ratings on the State's moral obligation, lease purchase, guaranteed and contractual obligation debt. On August 28, 1997, S&P revised its ratings on the State's general obligation bonds from A- to A and revised its ratings on the State's moral obligation, lease purchase, guaranteed and contractual obligation debt. On March 5, 1999, S&P affirmed its A rating on the State's outstanding bonds. On March 10, 2000, S&P assigned its A+ rating on New York State's long-term general obligations. On December 19, 2000, S&P assigned its AA rating on New York State's long-term general obligations.

On January 6, 1992, Moody's reduced its ratings on outstanding limited-liability State lease purchase and contractual obligations from A to Baa1. On February 28, 1994, Moody's reconfirmed its A rating on the State's general obligation long-term indebtedness. On March 20, 1998, Moody's assigned the highest commercial paper rating of P-1 to the short-term notes of the State. On March 5, 1999, Moody's affirmed its A2 rating with a stable outlook to the State's general obligations. In June 2000, Moody's revised its outlook on the State's general obligations from stable to positive.

New York State has never defaulted on any of its general obligation indebtedness or its obligations under lease-purchase or contractual-obligation financing arrangements and has never been called upon to make any direct payments pursuant to its guarantees.

Litigation. The legal proceedings listed below involve State finances and programs and miscellaneous civil rights, real property, contract and other tort claims in which the State is a

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defendant and the potential monetary claims against the State are substantial, generally in excess of $100 million. These proceedings could adversely affect the financial condition of the State in the 2002-03 fiscal year or thereafter. The State describes newly initiated proceedings which the State believes to be material, as well as any material and adverse developments in the listed proceedings, in updates or supplements to its Annual Information Statement.

Certain litigation pending against New York State or its officers or employees could have a substantial or long-term adverse effect on New York State finances. Among the more significant of these cases are those that involve (i) the validity of agreements and treaties by which various Indian tribes transferred title to New York State of certain land in central and upstate New York; (ii) certain aspects of New York State's Medicaid policies, including its rates, regulations and procedures; (iii) the validity of certain provisions of State gaming law; (iv) a challenge to the Governor's application of his constitutional line item veto authority; (v) a challenge to the funding for New York City public schools; (vi) a challenge as to the adequacy of the shelter allowance granted to recipients of public assistance; and (vii) the Governor seeking a judgment declaring that the actions of the Senate and the Assem bly in voting and passing 46 budget bills violated the State Constitution, because they deleted provisions of appropriations proposed by the Governor, substituted other appropriations, and considered other bills prior to taking action on the appropriation bills submitted by the Governor.

Adverse developments in the proceedings described above, other proceedings for which there are unanticipated, unfavorable and material judgments, or the initiation of new proceedings could affect the ability of the State to maintain a balanced 2002-03 Financial Plan. The State believes that the proposed 2002-03 Financial Plan includes sufficient reserves to offset the costs associated with the payment of judgments that may be required during the 2002-03 fiscal year. These reserves include (but are not limited to) amounts appropriated for Court of Claims payments and projected fund balances in the General Fund. In addition, any amounts ultimately required to be paid by the State may be subject to settlement or may be paid over a multi-year period. There can be no assurance, however, that adverse decisions in legal proceedings against the State would not exceed the amount of all potential 2002-03 Financial Plan reso urces available for the payment of judgments, and could therefore affect the ability of the State to maintain a balanced 2002-03 Financial Plan.

Although other litigation is pending against New York State, except as described herein, no current litigation involves New York State's authority, as a matter of law, to contract indebtedness, issue its obligations, or pay such indebtedness when it matures, or affects New York State's power or ability, as a matter of law, to impose or collect significant amounts of taxes and revenues.

On November 23, 1998, the attorneys general for 46 states (including New York) entered into a master settlement agreement ("MSA") with the nation's largest tobacco manufacturers. Under the terms of the MSA, the states agreed to release the manufacturers from all smoking-related claims in exchange for specified payments and the imposition of restrictions on tobacco advertising and marketing. New York is projected to receive $25 billion over 25 years under the MSA, with payments apportioned among the State (51 percent), counties (22 percent), and New

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York City (27 percent). The projected payments are an estimate and subject to adjustments for, among other things, the annual change in the volume of cigarette shipments and the rate of inflation. From 1999-2000 through 2002-03, the State expects to receive $1.54 billion under the nationwide settlement with cigarette manufacturers. Counties, including New York City, will receive settlement payments of $1.47 billion over the same period.

The State plans to use $1.29 billion in tobacco settlement money over the next three years to finance health programs under HCRA 2000 ($1.01 billion) and projected increased costs in Medicaid ($274 million). The remaining $250 million in one-time tobacco payments from 1999-2000 will be deposited to DRRF.

Authorities. The fiscal stability of New York State is related, in part, to the fiscal stability of its Authorities, which generally have responsibility for financing, constructing and operating revenue-producing public benefit facilities. Authorities are not subject to the constitutional restrictions on the incurrence of debt which apply to the State itself, and may issue bonds and notes within the amounts of, and as otherwise restricted by, their legislative authorization. The State's access to the public credit markets could be impaired, and the market price of its outstanding debt may be materially and adversely affected, if any of the Authorities were to default on their respective obligations, particularly with respect to debt that is State-supported or State-related.

Authorities are generally supported by revenues generated by the projects financed or operated, such as fares, user fees on bridges, highway tolls and rentals for dormitory rooms and housing. In recent years, however, New York State has provided financial assistance through appropriations, in some cases of a recurring nature, to certain of the Authorities for operating and other expenses and, in fulfillment of its commitments on moral obligation indebtedness or otherwise, for debt service. This operating assistance is expected to continue to be required in future years. In addition, certain statutory arrangements provide for State local assistance payments otherwise payable to localities to be made under certain circumstances to certain Authorities. The State has no obligation to provide additional assistance to localities whose local assistance payments have been paid to Authorities under these arrangements. Howe ver, in the event that such local assistance payments are so diverted, the affected localities could seek additional State funds.

For purposes of analyzing the financial condition of the State, debt of the State and of certain public authorities may be classified as State-supported debt, which includes general obligation debt of the State and lease-purchase and contractual obligations of public authorities (and municipalities) where debt service is paid from State appropriations (including dedicated tax sources, and other revenues such as patient charges and dormitory facilities rentals). In addition, a broader classification, referred to as State-related debt, includes State-supported debt, as well as certain types of contingent obligations, including moral obligation financings, certain contingent contractual-obligation financing arrangements, and State-guaranteed debt described above, where debt service is expected to be paid from other sources and State appropriations are contingent in that they may be made and used only under certain ci rcumstances.

New York City and Other Localities. Continuing recovery, cleanup and repair efforts following the September 11, 2001 attack on the WTC will result in substantial expenditures for New York City (the "City"). The U.S. Congress passed emergency legislation which appropriates $40 billion for increased disaster assistance, increased security costs, rebuilding infrastructure systems and other public facilities, and disaster recovery and related activities, at least $20 billion of which is for disaster recovery activities and assistance in New York, Pennsylvania and Virginia. Congress has already appropriated over $10 billion toward this $20 billion commitment to recovery, and funding is currently available to reimburse localities for clean up costs, to reimburse hospitals for lost revenue, and to provide funding for job training activities and economic redevelopment.

Prior to the events of September 11, the national and local economic had been weakening, reflecting lower business investment, increased unemployment and, recently, a decline in consumer confidence. It is expected that the destruction of the World Trade Center will have an adverse impact on the City and its economy. Reduced economic activity is expected to lower corporate profits, increase job losses and reduce consumer spending, which reduced collections for several of the City's major economically sensitive tax revenues and negatively impacted tentative fiscal year 2003 property tax values for some parcels, especially in the downtown area. With the national economy beginning to recover from the recession, the prospects for the financial firms in the City are improving and a lift in the financial markets is expected.

The fiscal health of the State may also be impacted by the fiscal health of its localities, particularly the City, which has required and continues to require significant financial assistance from the State. The City depends on State aid both to enable the City to balance its budget and to meet its cash requirements. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected or that State budgets will be adopted by the April 1 statutory deadline or that any such reductions or delays will not have adverse effects on the City's cash flow or expenditures. In addition, the Federal budget negotiation process could result in a reduction in or a delay in the receipt of Federal grants which could have additional adverse effects on the City's cash flow or revenues.

In 1975, New York City suffered a fiscal crisis that impaired the borrowing ability of both the City and New York State. In that year the City lost access to the public credit markets. The City was not able to sell short-term notes to the public again until 1979. In 1975, S&P suspended its A rating of City bonds. This suspension remained in effect until March 1981, at which time the City received an investment grade rating of BBB from S&P.

On July 2, 1985, S&P revised its rating of City bonds upward to BBB+ and on November 19, 1987, to A-. On February 3, 1998 and again on May 27, 1998, S&P assigned a BBB+ rating to the City's general obligation debt and placed the ratings on CreditWatch with positive implications. On March 9, 1999, S&P assigned its A- rating to Series 1999H of New York City general obligation bonds and affirmed the A- rating on various previously issued New York City bonds.

Moody's ratings of City bonds were revised in November 1981 from B (in effect since 1977) to Ba1, in November 1983 to Baa, in December 1985 to Baa1, in May 1988 to A and again in February 1991 to Baa1. On February 25, 1998, Moody's upgraded approximately $28 billion of the City's general obligations from Baa1 to A3. On June 9, 1998, Moody's affirmed its A3 rating to the City's general obligations and stated that its outlook was stable. In August 2000, Moody's upgraded approximately $26 billion of the City's general obligations from A3 to A2.

On March 8, 1999, Fitch IBCA upgraded New York City's $26 billion outstanding general obligation bonds from A- to A. Subsequent to that time, until the date of this Additional Statement, the City's general obligation bonds have not been downgraded by Fitch IBCA.

In response to the City's fiscal crisis in 1975, the State took action to assist the City in returning to fiscal stability. Among those actions, the State established the Municipal Assistance Corporation for the City of New York ("NYC MAC") to provide financing assistance to the City; the New York State Financial Control Board (the "Control Board") to oversee the City's financial affairs; and the Office of the State Deputy Comptroller for the City of New York ("OSDC") to assist the Control Board in exercising its powers and responsibilities. A "control period" existed from 1975 to 1986, during which the City was subject to certain statutorily-prescribed fiscal controls. The Control Board terminated the control period in 1986 when certain statutory conditions were met. State law requires the Control Board to reimpose a control period upon the occurrence, or "su bstantial likelihood and imminence" of the occurrence, of certain events, including (but not limited to) a City operating budget deficit of more than $100 million or impaired access to the public credit markets.

As of the date of this Additional Statement, the City and its Covered Organizations (*i.e.,* those organizations which receive or may receive moneys from the City directly, indirectly or contingently) operate under the City's Financial Plan. The City's Financial Plan summarizes its capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City's projections set forth in its Financial Plan are based on various assumptions and contingencies, some of which are uncertain and may not materialize. Unforeseen developments (such as the WTC attack) and changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements.

In June 2001, New York City issued a Four-Year Financial Plan that projected a balanced budget for fiscal year 2002 and budget gaps of $2.8 billion in fiscal year 2003, $2.6 billion in fiscal year 2004, and $2.2 billion in fiscal year 2005. In February 2002, the City released a modification to the June Financial Plan, which reflects changes since the June Financial Plan (as previously modified in December 2001) that decreased projected net revenues and increased projected net expenditures. Changes in projected revenues include a decline in projected net tax revenues of $792 million, $1.3 billion, $1.2 billion and $1.3 billion in fiscal years 2002 through 2005, respectively, reflecting primarily decreases in projected personal income, business and sales tax revenues as a result of the September 11th attack and the national recession. Changes in projected expenditures since the June Financial Plan include higher pension costs, resulting primarily from investment losses in fiscal year 2001, and an increase in labor costs to reflect the cost of wage increases for the uniformed forces coalition above the settlement with the union that represents most civilian employees.

Prior to the gap-closing program discussed below, the revenue and expenditure changes since the June Financial Plan resulted in projected budget gaps of $1.2 billion in fiscal year 2002, $4.8 billion in fiscal year 2003, $5 billion in fiscal year 2004, $5.4 billion in fiscal year 2005, and $5.6 billion in fiscal year 2006. The February Financial Plan sets forth gap-closing actions to eliminate the projected gaps for fiscal years 2002 and 2003, and to reduce the projected gaps for fiscal years 2004 through 2006 to $2.6 billion, $2.9 billion, and $3.1 billion, respectively. The gap-closing program includes resources from agency actions and actions anticipated to be taken by the federal and state governments, and the municipal unions. The budgets for fiscal year 2002 and 2003 also include nearly $2 billion in bond proceeds from the New York City Transitional Finance Authority to cover a portion of the costs and reven ue losses related to the September 11th attack on the World Trade Center. The City's gap estimates do not make any provision for a potential shortfall in pension fund investment earnings in fiscal year 2002; wage increases for teachers, police officers and firefighters beyond those negotiated with the unions representing other civilian and uniformed employees; wage increases for any employees beyond the current round of collective bargaining; or a loss in business tax revenues due to recent federal tax benefits for businesses.

New York City is heavily dependent on New York State and federal assistance to cover insufficiencies in its revenues. There can be no assurance that in the future federal and State assistance will enable the City to make up its budget deficits. Although the City has consistently maintained balanced budgets and is projected to achieve balanced operating results for the current fiscal year, there can be no assurance that the gap-closing actions proposed in its Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions. Additional tax increases and reductions in essential City services could adversely affect the City's economic base.

The projections set forth in the City's Financial Plan were based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the condition of the regional and local economies, the impact on real estate tax revenues of the real estate market, wage increases for City employees consistent with those assumed in the Financial Plan, employment growth, the ability to implement proposed reductions in City personnel and other cost reduction initiatives, the ability of the Health and Hospitals Corporation and the BOE to take actions to offset reduced revenues, the ability to complete revenue generating transactions, provision of State and Federal aid and manda te relief and the impact on City revenues and expenditures of Federal and State welfare reform and any future legislation affecting Medicare or other entitlements.

To successfully implement its Financial Plan, the City and certain entities issuing debt for the benefit of the City must market their securities successfully. This debt is issued to finance the rehabilitation of the City's infrastructure and other capital needs and to refinance existing debt, as well as to finance seasonal needs. In recent years, the State Constitutional debt limit would have prevented the City from entering into new capital contracts. To prevent disruptions in the capital program, two actions were taken to increase the City's capital financing capacity: (i) the State Legislature created the New York City Transitional Finance Authority ("TFA") in 1997, and (ii) in 1999, the City created TSASC, Inc., a not-for-profit corporation empowered to issue tax-exempt debt backed by tobacco settlement revenues. The City expects that these actions will provide sufficient financing capacity to continue its capital program through City fiscal year 2004-05.

The City Comptroller and other agencies and public officials have issued reports and made public statements which, among other things, state that projected revenues and expenditures may be different from those forecast in the City's financial plans. It is reasonable to expect that such reports and statements will continue to be issued and to engender public comment.

Certain localities, in addition to the City, have experienced financial problems and have requested and received additional New York State assistance during the last several State fiscal years. The potential impact on the State of any future requests by localities for additional assistance is not included in the State's projections of its receipts and disbursements for the fiscal year.

Municipalities and school districts have engaged in substantial short-term and long-term borrowings. State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than New York City that are authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding.

From time to time, federal expenditure reductions could reduce, or in some cases eliminate, federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, the City or any of the Authorities were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions and long-range economic trends. Long-range potential problems of declining urban population, increasing expenditures and other economic trends could adversely affect localities and require increasing the State assistance in the future.

Standby Commitments

In order to enhance the liquidity, stability or quality of municipal obligations, the ILA Prime Obligations Portfolio, ILA Money Market Portfolio, ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio, FS Prime Obligations Fund, FS Money Market Fund and FS Tax-Free Fund each may acquire the right to sell a security to another party at a guaranteed price and date. Such a right to resell may be referred to as a put, demand feature or "standby commitment," depending on its characteristics.

The aggregate price which a Series pays for securities with standby commitments may be higher than the price which otherwise would be paid for the securities. Standby commitments may not be available or may not be available on satisfactory terms.

Standby commitments may involve letters of credit issued by domestic or foreign banks supporting the other party's ability to purchase the security from the Series. The right to sell may be exercisable on demand or at specified intervals, and may form part of a security or be acquired separately by the Series.

Management of the Trust understands that the Internal Revenue Service has issued a favorable revenue ruling to the effect that, under specified circumstances, a registered investment company will be the owner of tax-exempt municipal obligations acquired subject to a put option. Institutional Tax-Exempt Assets, the predecessor company of which ILA Tax-Exempt Diversified Portfolio and ILA Tax-Exempt California Portfolio were series, has received a ruling from the Internal Revenue Service to the effect that it is considered the owner of the municipal obligations subject to standby commitments so that the interest on such instruments will be tax-exempt income to it. (Such rulings do not, however, serve as precedent for other taxpayers, are applicable only to the taxpayer requesting the ruling and have, on occasion, been reversed by the Internal Revenue Service.) The Internal Revenue Service has subsequently announced that it will not ordinarily issue advance ruling letters as to the identity of the true owner of property in cases involving the sale of securities or participation interests therein if the purchaser has the right to cause the security, or the participation interest therein, to be purchased by either the seller or a third party. Each of the ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio and FS Tax-Free Fund intends to take the position that it is the owner of any municipal obligations acquired subject to a standby commitment or acquired or held with certain other types of put rights and that its distributions of tax-exempt interest earned with respect to such municipal obligations will be tax-exempt for its shareholders. There is no assurance that standby commitments will be available to a Series nor has any Series assumed that such commitments will continue to be available under all market conditions.

Borrowings

A Series can borrow money from banks in amounts not exceeding one-third of its total assets. Borrowings involve leveraging. If the securities held by a Series decline in value while these transactions are outstanding, the Series' market value will decline in value by proportionately more than the decline in value of the securities.

Non-Diversified Status

Although the ILA Tax-Exempt California Portfolio and ILA Tax-Exempt New York Portfolio are "non-diversified" under the Act, each is subject to applicable tax requirements relating to portfolio diversification. Under federal tax laws, the ILA Tax-Exempt California Portfolio and ILA Tax-Exempt New York Portfolio may, with respect to 50% of their total assets, invest up to 25% of their total assets in the securities of any issuer. With respect to the remaining 50% of each Series' total assets, (i) the Series may not invest more than 5% of its total assets in the securities of any one issuer (other than the U.S. Government), and (ii) the Series may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of its taxable year and are subject to certain conditions and limitations under the Internal Revenue Code of 1986, as amended (the "Code"). These restrictions do not apply to securities of the U.S. government, its agencies, instrumentalities and sponsored enterprises and regulated investment companies

INVESTMENT LIMITATIONS

The following investment restrictions have been adopted by the Trust as fundamental policies that cannot be changed with respect to any Series without the approval of the majority of outstanding voting securities of that Series. The investment objective of each ILA Portfolio (except the ILA Tax-Exempt California and ILA Tax-Exempt New York Portfolios' objective of providing shareholders with income exempt from California State and New York State and New York City personal income tax, respectively) cannot be changed without approval of a majority of the outstanding shares of that ILA Portfolio. In addition, the policy of ILA Treasury Obligations Portfolio and FS Treasury Obligations Fund to limit their investments to U.S. Treasury Obligations (as defined in Appendix A of their Prospectuses) and related repurchase agreements is fundamental. The investment objective of each Financial Square Fund, and all other i nvestment policies or practices of the Series, except as stated in this paragraph, are considered by the Trust not to be fundamental and accordingly may be changed without shareholder approval. As a matter of fundamental policy, at least 80% of the Net Assets of each of the ILA Tax-Exempt Diversified Portfolio, ILA California Tax-Exempt Portfolio, ILA Tax-Exempt New York Portfolio, and FS Tax-Free Fund will be invested in municipal obligations, the interest from which is, in the opinion of bond counsel, if any, excluded from gross income for federal income tax purposes. In addition, as a matter of fundamental policy, at least 80% of the Net Assets of each of the ILA Tax-Exempt California Portfolio and ILA Tax-Exempt New York Portfolio will be invested in California and New York municipal obligations, respectively, except in extraordinary circumstances. Each of these four Series may temporarily invest in taxable money market instruments or, in the case of the ILA Tax-Exempt California and ILA Tax-Exempt New Y ork Portfolio, in municipal obligations that are not California or New York municipal obligations, respectively, when acceptable California and New York obligations are not available or when the Investment Adviser believes that the market conditions dictate a defensive posture.

As defined in the Act and the rules thereunder and as used in the Prospectuses and this Additional Statement, "a majority of the outstanding voting securities" of a Series means the lesser of (i) 67% of the shares of that Series present at a meeting if the holders of more than 50% of the outstanding shares of that Series are present in person or by proxy, or (ii) more than 50% of the outstanding shares of that Series. Investment restrictions that involve a maximum percentage of securities or assets are not considered to be violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition or encumbrance of securities or assets of, or borrowings by or on behalf of, a Series, with the exception of borrowings permitted by Investment Restriction (3).

Accordingly, the Trust may not, on behalf of any Series (except for FS Government Fund):

(1)   Make any investment inconsistent with the Series' classification as a diversified company under the Act. This restriction does not, however, apply to any Series classified as a non-diversified company under the Act.

(2)   Purchase securities if such purchase would cause more than 25% in the aggregate of the market value of the total assets of a Series to be invested in the securities of one or more issuers having their principal business activities in the same industry, provided that there is no limitation with respect to, and each Series (other than the FS Money Market Fund) reserves freedom of action, when otherwise consistent with its investment policies, to concentrate its investments in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, obligations (other than commercial paper) issued or guaranteed by U.S. banks and U.S. branches of U.S. or foreign banks and repurchase agreements and securities loans collateralized by such U.S. government obligations or such bank obligations. The FS Money Marke t Fund may concentrate its investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities and repurchase agreements and securities loans collateralized by such obligations and will invest more than 25% of its total assets in obligations issued or guaranteed by banks (whether foreign or domestic) and repurchase agreements and securities loans collateralized by such obligations. However, if adverse economic conditions prevail in the banking industry, the FS Money Market Fund may, for defensive purposes, temporarily invest less than 25% of the value of its total assets in such obligations. Notwithstanding the foregoing, the ILA Money Market Portfolio will invest more than 25% of the value of its total assets in bank obligations (whether foreign or domestic) except that if adverse economic conditions prevail in the banking industry, the ILA Money Market Portfolio may, for defensive purposes, temporarily invest less than 25% of its total assets in bank obligations. For the purposes of this restriction, state and municipal governments and their agencies, authorities and instrumentalities are not deemed to be industries; telephone companies are considered to be a separate industry from water, gas or electric utilities; personal credit finance companies and business credit finance companies are deemed to be separate industries; and wholly owned finance companies are considered to be in the industry of their parents if their activities are primarily related to financing the activities of their parents.

(3)   Borrow money, except that (a) the Series may borrow from banks (as defined in the Act) and each Series may borrow through reverse repurchase agreements, in amounts up to 33 1/3% of its total assets (including the amount borrowed), (b) the Series may, to the extent permitted by applicable law, borrow up to an additional 5% of its total assets for temporary purposes, (c) the Series may obtain such short-term credit as

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may be necessary for the clearance of purchases and sales of portfolio securities and (d) the Series may purchase securities on margin to the extent permitted by applicable law.

(4)   Make loans, except (a) through the purchase of debt obligations in accordance with each Series' investment objective and policies, (b) through repurchase agreements with banks, brokers, dealers and other financial institutions, (c) with respect to the Financial Square Funds, loans of securities as permitted by applicable law, and (d) with respect to the ILA Portfolios, loans of securities.

(5)   Underwrite securities issued by others, except to the extent that the sale of portfolio securities by the Series may be deemed to be an underwriting.

(6)   Purchase, hold or deal in real estate, although the Series may purchase and sell securities that are secured by real estate or interests therein, securities of real estate investment trusts and mortgage-related securities and may hold and sell real estate acquired by the Series as a result of the ownership of securities.

(7)   Invest in commodities or commodity contracts, except that the Series may invest in currency and financial instruments and contracts that are commodities or commodity contracts.

(8)   Issue senior securities to the extent such issuance would violate applicable law.

FS Government Fund may not:

(1)   With respect to 75% of its total assets taken at market value, invest more than 5% of the value of the total assets of that Series in the securities of any one issuer, except U.S. Government securities and repurchase agreements collateralized by U.S. Government securities. This restriction does not, however, apply to any Series classified as a non-diversified company under the Act.

(2)   With respect to 75% of its total assets taken at market value, purchase the securities of any one issuer if, as a result of such purchase, that Series would hold more than 10% of the outstanding voting securities of that issuer. This restriction does not, however, apply to any Series classified as a non-diversified company under the Act.

(3)   Borrow money, except from banks on a temporary basis for extraordinary or emergency purposes, provided that a Series is required to maintain asset coverage of 300% for all borrowings and that no purchases of securities will be made if such borrowings exceed 5% of the value of the Series' assets. This restriction does not apply to cash collateral received as a result of portfolio securities lending.

(4)   Mortgage, pledge or hypothecate its assets except to secure permitted borrowings.

(5)   Act as underwriter of the securities issued by others, except to the extent that the purchase of securities in accordance with a Series' investment objective and policies directly from the issuer thereof and the later disposition thereof may be deemed to be underwriting.

(6)   Purchase securities if such purchase would cause more than 25% in the aggregate of the market value of the total assets of a Series to be invested in the securities of one or more issuers having their principal business activities in the same industry, provided that there is no limitation with respect to, and the Series reserves freedom of action, when otherwise consistent with its investment policies, to concentrate its investments in U.S. Government Securities, obligations (other than commercial paper) issued or guaranteed by U.S. banks, and U.S. branches of foreign banks and repurchase agreements and securities loans collateralized by U.S. Government Securities or such bank obligations. (For the purposes of this restriction, state and municipal governments and their agencies and authorities are not deemed to be industr ies, and telephone companies are considered to be a separate industry from water, gas or electric utilities, personal credit finance companies and business credit finance companies are deemed to be separate industries and wholly-owned finance companies are considered to be in the industry of their parents if their activities are primarily related to financing the activities of their parents. Such concentration may be effected when the Investment Adviser determines that risk adjusted returns in such industries are considered favorable relative to other industries.)

(7)   Issue senior securities, except as appropriate to evidence indebtedness that a Series is permitted to incur and except for shares of existing or additional Series of the Trust.

(8)   Purchase or sell real estate (excluding securities secured by real estate or interests therein), interests in oil, gas or mineral leases, commodities or commodities contracts. The Trust reserves the freedom to hold and to sell real estate acquired for any Series as a result of the ownership of securities.

(9)   Make loans to other persons, except loans of portfolio securities and except to the extent that the purchase of debt obligations in accordance with such Series' investment objective and policies may be deemed to be loans.

(10)   Purchase securities on margin (except for delayed delivery or when-issued transactions or such short-term credits as are necessary for the clearance of transactions), make short sales of securities, maintain a short position, or invest in or write puts, calls or combinations thereof (except that a Series may acquire puts in connection with the acquisition of a debt instrument).

(11)   Invest in other companies for the purpose of exercising control or management.

Each Series may, notwithstanding any other fundamental investment restriction or policy, invest some or all of its assets in a single open-end investment company or series thereof with substantially the same investment objectives, restrictions and policies as the Series.

In addition to the fundamental policies mentioned above, the Board of Trustees of the Trust has adopted the following non-fundamental policies with respect to the Financial Square Funds which may be changed or amended by action of the Board of Trustees without approval of shareholders. Accordingly, the Trust may not, on the behalf of any Series:

(a)   Invest in companies for the purpose of exercising control or management.

(b)   Invest more than 10% of a Series' net assets in illiquid investments including repurchase agreements with a notice or demand period of more than seven days, securities which are not readily marketable and restricted securities not eligible for resale pursuant to Rule 144A under the 1933 Act.

(c)   Purchase additional securities if the Series' borrowings exceed 5% of its net assets.

(d)   Make short sales of securities, except short sales against the box.

"As money market funds, all of the Series must also comply, as a non-fundamental policy, with Rule 2a-7 under the Act. While a detailed and technical rule, Rule 2a-7 has three basic requirements: portfolio maturity, portfolio quality and portfolio diversification. *Portfolio maturity.* Rule 2a-7 requires that the maximum maturity (as determined in accordance with Rule 2a-7) of any security in a Series' portfolio may not exceed 13 months and a Portfolio's average portfolio maturity may not exceed 90 days. *Portfolio quality.* A money market fund may only invest in First Tier and Second Tier securities (as defined in the Rule and the Prospectuses). Each Series, other than the ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio, and FS Tax-Free Fund (the "Tax-Exempt Series"), as a matter of non-fundamental policy, only invests in First Tier securities. *Portfolio diversification.* The ILA Prime Obligations, ILA Money Market, ILA Government, ILA Treasury Obligations, ILA Treasury Instruments, ILA Federal and ILA Tax-Exempt Diversified Portfolios, FS Prime Obligations, FS Government, FS Treasury Obligations, FS Money Market, FS Federal, FS Treasury Instruments and FS Tax-Free Funds may not invest more than 5% of their total assets in the securities of any one issuer (except U.S. Government Securities, repurchase agreements collateralized by such securities and certain securities subject to a guarantee or unconditional demand feature). Each of such Series may, however, invest up to 25% of its total assets in the First Tier Securities of a single issuer for a period of up to three business days after the purchase thereof. ILA Tax-Exempt New York and ILA Tax-Exempt California Portfolios, with respect to 75% of their respective total assets, may not invest more than 5% of their total assets in the securities of any one issuer (exc ept U.S. Government Securities, repurchase agreements collateralized by such securities and certain securities subject to a guarantee or unconditional demand feature); provided that such Series may not invest more than 5% of their respective total assets in the securities of a single issuer unless the securities are First Tier Securities. Subject to certain exceptions, immediately after the acquisition of any demand features or guarantees (i.e., generally, the right to sell the security at a price equal to its approximate amortized cost (for a demand feature) or principal amount (for a guarantee) plus accrued interest), with respect to 75% of the assets of a Series, no more than 10% of the Series' total assets may be invested in securities issued by or subject to demand features or guarantees issued by the same issuer. In the case of the Tax-Exempt Series (which are the only Series that are permitted to invest in Second Tier securities), subject to certain exceptions immediately after the acquisition of a demand feature or guarantee that is a Second Tier security, no more than 5% of the Tax-Exempt Series' total assets may be invested in securities or demand features o r guarantees issued by the institution that issued the demand feature or guarantee. The Tax-Exempt Series' investments in Second Tier securities that are conduit securities (which, generally, are municipal securities involving an agreement or arrangement providing for payment by a person other than the issuer of the municipal security) that are not U.S. Government Securities or securities with a guarantee by a non-controlled person, are limited, and may not exceed, with respect to a particular issuer, the greater of $1 million or 1% of the Series' total assets. Also, the Tax-Exempt Series' investments in Second Tier conduit securities of all issuers combined may not exceed 5% of the Series' total assets. Securities which are rated in the highest short-term rating category by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO are "First Tier securities." Securities rated in the top two short-term rating categories by at least two NRSROs or by the only NRSRO which has assigned a rating, but which are not First Tier securities are "Second Tier securities." Unrated securities may also be First Tier or Second Tier securities if they are of comparable quality as determined by the Investment Adviser. In accordance with certain rules, the rating of demand feature or guarantee of a security may be deemed to be the rating of the underlying security. NRSROs include Standard & Poor's, Moody's and Fitch. For a description of their rating categories, see Appendix A.

"Value" for the purposes of all investment restrictions means the value used in determining a Series' net asset value. "U.S. Government Securities" shall mean securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities.

Although the fundamental policies mentioned above would allow the Series to borrow through reverse repurchase agreements, as of the date of this Additional Statement, the Series do not engage in reverse repurchase transactions as a matter of non-fundamental policy.

TRUSTEES AND OFFICERS

The business and affairs of the Series are managed under the direction of the Board of Trustees subject to the laws of the State of Delaware and the Trust's Declaration of Trust. The Trustees are responsible for deciding matters of general policy and reviewing the actions of the Trust's service providers. The officers of the Trust conduct and supervise each Series' daily business operations.

Trustees of the Trust

Information pertaining to the Trustees of the Trust is set forth below. Trustees who are not deemed to be "interested persons" of the Trust as defined in the Act are referred to as "Independent Trustees." Trustees who are deemed to be "interested persons" of the Trust are referred to as "Interested Trustees."

Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 60	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994–March 1996 and November 1998 to present); Executive Vice President – Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996–November 1998); Senior Vice President of Scott Paper Company (until June 1994); Director of Arkwright Mutual Insurance Company (1984–1999); Trustee of International House of Philadelphia (1989–Present); Member of Cornell University Council (1992–Present); Trustee of the Walnut Street Theater (1992–Present); Trustee, Citizens Scholarship Foundation of America (since 1998); Director, Private Equity Investors–III and IV (since November 1998); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (since 2000). Chairman of the Board and Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	65	None

Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Patrick T. Harker Age: 43	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (since February 2000); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (since July 1999); Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997–August 2000); UPS Transportation Professor for the Private Sector, Professor of Systems Engineering and Chairman of Systems Engineering, School of Engineering and Applied Science, University of Pennsylvania (prior thereto). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	65	None
Mary P. McPherson Age: 67	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (since October 1997); President of Bryn Mawr College (1978–1997); Director, Smith College (since 1998); Director, Josiah Macy, Jr. Foundation (health educational programs) (since 1977); Director, Philadelphia Contributionship (insurance) (since 1985); Director Emeritus, Amherst College (1986–1998); Director, Dayton Hudson Corporation (general retailing merchandising) (1988–1997); Director, The Spencer Foundation (educational research) (since 1993); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (since 1997). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	65	None
Wilma J. Smelcer Age: 53	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998–January 2001); Chief Administrative Officer, Bank of America, Illinois (1996–1997); Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (since April 2001). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	65	None

Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Richard P. Strubel Age: 62	Trustee	Since 1987	President, COO and Director Unext, Inc. (provider of educational services via the internet) (since 1999); Director, Cantilever Technologies, Inc. (a private software company) (since 1999); Trustee, The University of Chicago (since 1987); Managing Director, Tandem Partners, Inc. (1990–1999). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	65	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (57 Portfolios).

Interested Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*David B. Ford Age: 56	Trustee	Since 1994	Advisory Director, Goldman Sachs (since December 2001); Director, Goldman Sachs Princeton, LLC (formerly, Commodities Corp. LLC) (futures and commodities traders) (April 1997-December 2001); Managing Director, J. Aron & Company (commodity dealer and risk management adviser) (November 1996-December 2001); Managing Director, Goldman Sachs Investment Management Division (November 1996 – December 2001); Chief Executive Officer and Director, CIN Management (investment adviser) (August 1996-December 2001); Chief Executive Officer and Managing Director and Director, Goldman Sachs Asset Management International (November 1995 and December 1994, respectively to December 2001); Co-Head, GSAM (November 1995-December 2001); Co-Head and Director, Goldman Sachs Funds Management, L.P. (November 1995 and December 1994, respectively to December 2001); and Chairman and Director, Goldman Sachs Asset Management Japan Limited (November 1994-December 20 01). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	65	None

-54-

Interested Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Alan A. Shuch Age: 52	Trustee	Since 1990	Advisory Director – GSAM (May 1999 – present); Consultant to GSAM (December 1994 – May 1999); Limited Partner, Goldman Sachs (December 1994 – May 1999); General Partner, Goldman Sachs (December 1986 – December 1994); and President and Chief Operating Officer of GSAM (December 1988 – December 1994). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	65	None
*Kaysie P. Uniacke Age: 41	Trustee & Assistant Secretary	Since 2001 Since 1997	Managing Director, GSAM (since 1997); and Vice President and Senior Fund Manager, GSAM (1988 to 1997). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	6	None

* These persons are considered to be "Interested Trustees" because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

1 Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.

2 The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

3 Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resign s or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) in accordance with the current resolutions of the Board of Trustees (which may be changed by the Trustees without shareholder vote) the date the Trustee attains the age of 72 years; or (d) the Trust terminates.

4 The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of July 31, 2002, the Trust consisted of 59 portfolios, including the Funds described in this Additional Statement, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

5 This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., "public companies") or other investment companies registered under the Act.

Officers of the Trust

Information pertaining to the officers of the Trust is set forth below.

Officers of the Trust

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Gary D. Black 32 Old Slip New York, NY 10005 Age: 41	President	Since 2001	Managing Director, Goldman Sachs (since June 2001); Executive Vice President, AllianceBernstein (October 2000 – June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (January 1999 – October 2000) and Senior Research Analyst, Sanford Bernstein (February 1992 – December 1998). President—Goldman Sachs Mutual Fund Complex (since 2001) (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 37	Treasurer	Since 1997	Vice President, Goldman Sachs (since July 1995); and Director/Fund Accounting & Custody, Investors Bank & Trust Company (November 1993–July 1995). Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
Philip V. Giuca, Jr. 32 Old Slip New York, NY 10005 Age: 40	Assistant Treasurer	Since 1997	Vice President, Goldman Sachs (May 1992–Present). Assistant Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
Peter Fortner 32 Old Slip New York, NY 10005 Age: 44	Assistant Treasurer	Since 2000	Vice President, Goldman Sachs (July 2000 – present); Associate, Prudential Insurance Company of America (November 1985–June 2000); and Assistant Treasurer, certain closed-end funds administered by Prudential (1999 and 2000). Assistant Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
Kenneth Curran 32 Old Slip New York, NY 10005 Age: 38	Assistant Treasurer	Since 2001	Vice President, Goldman Sachs (November 1998–Present); and Senior Tax Manager, KPMG Peat Marwick (August 1995–October 1998). Assistant Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).

Officers of the Trust

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 42	Vice President	Since 1997	Managing Director, Goldman Sachs (since October 1999); Vice President of GSAM (April 1997–December 1999); and Vice President and General Manager, First Data Corporation – Investor Services Group (1994 to 1997). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
Jesse Cole 4900 Sears Tower Chicago, IL 60606 Age: 39	Vice President	Since 1998	Vice President, GSAM (since June 1998); Vice President, AIM Management Group, Inc. (investment advisor) (April 1996–June 1998); and Assistant Vice President, The Northern Trust Company (June 1987–April 1996). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
Kerry K. Daniels 4900 Sears Tower Chicago, IL 60606 Age: 38	Vice President	Since 2002	Manager, Financial Control – Shareholder Services, Goldman Sachs (since 1986). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
Mary F. Hoppa 4900 Sears Tower Chicago, IL 60606 Age: 38	Vice President	Since 2000	Vice President, Goldman Sachs (since October 1999); and Senior Vice President and Director of Mutual Fund Operations, Strong Capital Management (January 1987– September 1999). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
Christopher Keller 4900 Sears Tower Chicago, IL 60606 Age 36	Vice President	Since 2000	Vice President, Goldman Sachs (April 1997–present); and Manager, Andersen Consulting (August 1989 – April 1997). Vice President –Goldman Sachs Mutual Fund Complex (registered investment companies).
James McNamara 4900 Sears Tower Chicago, IL 60606 Age 39	Vice President	Since 2001	Managing Director, Goldman Sachs (since December 1998); Director of Institutional Fund Sales, GSAM (April 1998 – December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993 – April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).

Officers of the Trust

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Howard B. Surloff 32 Old Slip New York, NY 10005 Age: 36	Secretary	Since 2001	Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (since December 1997); Assistant General Counsel and Vice President, Goldman Sachs (since November 1993 and May 1994, respectively); Counsel to the Funds Group, GSAM (November 1993–December 1997). Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001) and Assistant Secretary prior thereto.
Dave Fishman 32 Old Slip New York, NY 10005 Age: 37	Assistant Secretary	Since 2001	Managing Director, Goldman Sachs (since December 2001), Vice President, Goldman Sachs (1997 – December 2001); Trader, Bankers Trust (1986 to 1997). Assistant Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies).
Danny Burke 32 Old Slip New York, NY 10005 Age: 39	Assistant Secretary	Since 2001	Vice President, Goldman Sachs (since 1987). Assistant Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies).
Elizabeth D. Anderson 32 Old Slip New York, NY 10005 Age: 32	Assistant Secretary	Since 1997	Fund Manager, GSAM (since April 1996); Junior Fund Manager, GSAM (1995–April 1996); Funds Trading Assistant, GSAM (1993–1995). Assistant Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies).
Amy E. Belanger 32 Old Slip New York, NY 10005 Age: 32	Assistant Secretary	Since 1999	Vice President, Goldman Sachs (since June 1999); Assistant General Counsel, Goldman Sachs (since 2000) Counsel, Goldman Sachs (since 1998); Associate, Dechert Price & Rhoads (September 1996–1998). Assistant Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies).

1 Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

Standing Board Committees

The Board of Trustees has established six standing committees in connection with their governance of the Series – Audit, Nominating, Executive, Valuation, Dividend and Schedule E.

The Audit Committee oversees the audit process and provides assistance to the full Board of Trustees with respect to fund accounting, tax compliance and financial statement matters. In performing its responsibilities, the Audit Committee recommends annually to the entire Board of Trustees a firm of independent certified public accountants to audit the books and records of the Trust for the ensuing year, and reviews with the firm the scope and results of each audit. All of the Independent Trustees serve on the Audit Committee. The Audit Committee held two meetings during the fiscal year ended December 31, 2001.

The Nominating Committee is responsible for the selection and nomination of candidates for appointment or election to serve as Trustees who are not "interested persons" of the Trust or its investment adviser or distributor (as defined by the Act). All of the Independent Trustees serve on the Nominating Committee. The Nominating Committee held three meetings during the fiscal year ended December 31, 2001. As stated above, each Trustee holds office for an indefinite term until the occurrence of certain events. In filling Board vacancies, the Nominating Committee will consider nominees recommended by shareholders. Nominee recommendations should be submitted to the Trust at its mailing address stated in the Funds' Prospectuses and should be directed to the attention of the Goldman Sachs Trust Nominating Committee.

The Executive Committee has the power to conduct the current and ordinary business of the Trust and to exercise powers of the Board of Trustees when the Board is not in session. Mr. Ford and Ms. Uniacke serve on the Executive Committee. The Executive Committee did not meet during the fiscal year ended December 31, 2001.

The Valuation Committee is authorized to act for the Board of Trustees in connection with the valuation of portfolio securities held by the Funds in accordance with the Trust's Valuation Procedures. Mr. Shuch and Ms. Uniacke serve on the Valuation Committee. During the fiscal year ended December 31, 2001, the Valuation Committee held four meetings.

The Dividend Committee is authorized, subject to the ratification of Trustees who are not members of the committee, to declare dividends and capital gain distributions consistent with each Fund's Prospectus. Currently, the sole member of the Trust's Dividend Committee is Ms. Uniacke. During the fiscal year ended December 31, 2001, the Dividend Committee held zero meetings with respect to the Series included in this Additional Statement and twenty-nine with respect to all of the Series of the Trust (including the Series included in this Additional Statement).

The Schedule E Committee is authorized to address potential conflicts of interest regulated by the National Association of Securities Dealers, Inc. Currently, the Independent Trustees are alternate members of this committee. The Schedule E Committee did not meet during the fiscal year ended December 31, 2001.

Trustee Ownership of Series Shares

The following table shows the dollar range of shares beneficially owned by each Trustee in the Series and other portfolios of the Trust and Goldman Sachs Variable Insurance Trust.

Name of Trustee	Dollar Range of Equity Securities in the Series[1]	Aggregate Dollar Range of Equity Securities in All Portfolios in Fund Complex Overseen By Trustee[2]
Ashok N. Bakhru	None	Over $100,000
David B. Ford	None	Over $100,000
Patrick T. Harker	None	$10,001 – $50,000
Mary P. McPherson	None	Over $100,000
Alan A. Shuch	ILA Prime Obligations Portfolio – Over $100,000 FS Money Market Fund – $0-$10,000 FS Federal Fund – Over $100,000	Over $100,000
Wilma J. Smelcer[3]	None	None
Richard P. Strubel	None	Over $100,000
Kaysie P. Uniacke[3]	ILA Federal Portfolio – $10,001 – $50,000	$50,001 – $100,000

[1] Includes the value of shares beneficially owned by each Trustee in each Series described in this Additional Statement as of December 31, 2001.

[2] Includes the Trust and Goldman Sachs Variable Insurance Trust. As of December 31, 2001, the Trust consisted of 60 portfolios, including the Funds described in this Additional Statement, and Goldman Sachs Variable Insurance Trust consisted of 9 portfolios.

[3] Ms. Smelcer and Ms. Uniacke were appointed to the Boards of Trustees of the Trust and Goldman Sachs Variable Insurance Trust on August 2, 2001.

As of July 31, 2002, the Trustees and officers of the Trust as a group owned less than 1% of the outstanding shares of beneficial interest of each Series.

Board Compensation

The Trust pays each Independent Trustee an annual fee for his or her services as a Trustee of the Trust, plus an additional fee for each regular and special telephonic Board meeting, Audit Committee meeting and Nominating Committee meeting attended by such Trustee. The Independent Trustees are also reimbursed for travel expenses incurred in connection with attending such meetings.

The following table sets forth certain information with respect to the compensation of each Trustee of the Trust for the fiscal year ended December 31, 2001:

Name of Trustee	Aggregate Compensation from the Funds	Pension or Retirement Benefits Accrued as Part of the Trust's Expenses	Total Compensation From Fund Complex (including the Funds)[1]
Ashok N. Bakhru[2]	$38,459	$ –	$152,000
David B. Ford	0	–	0
Douglas C. Grip[3]	0	–	0
Patrick T. Harker	28,340	–	112,000
John P. McNulty[3]	0	–	0
Mary P. McPherson	28,340	–	112,000
Alan A. Shuch	0	–	0
Wilma J. Smelcer[4]	6,729	–	26,500
William H. Springer[5]	21,610	–	85,500
Richard P. Strubel	28,340	–	112,000
Kaysie P. Uniacke[4]	0	–	0

1 The Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. The Trust consisted of 60 portfolios and Goldman Sachs Variable Insurance Trust consisted of 9 portfolios as of December 31, 2001.

2 Includes compensation as Board Chairman.

3 Messrs. Grip and McNulty resigned as Trustees on August 2, 2001 and October 5, 2001, respectively.

4 Ms. Smelcer and Ms. Uniacke were appointed to the Boards of Trustees of the Trust and Goldman Sachs Variable Insurance Trust on August 2, 2001.

5 Mr. Springer retired as a Trustee on August 2, 2001.

Code of Ethics

The Trust, its Investment Advisers and principal underwriter have adopted codes of ethics under Rule 17j-1 of the Act that permit personnel subject to their particular codes of ethics to invest in securities, including securities that may be purchased or held by the Series.

THE INVESTMENT ADVISER, DISTRIBUTOR AND TRANSFER AGENT

The Investment Adviser

GSAM, 32 Old Slip, New York, New York 10005, a business unit of the Investment Management Division ("IMD") of Goldman Sachs, serves as the Investment Adviser to the Series. Under the Management Agreement between Goldman Sachs on behalf of GSAM and the Trust on behalf of the Series, GSAM, subject to the supervision of the Board of Trustees of the Trust and in conformity with the stated policies of each Series, acts as investment adviser and directs the investments of the Series. In addition, GSAM administers the Series' business affairs and, in connection therewith, furnishes the Trust with office facilities and (to the extent not provided by the Trust's custodian, transfer agent, or other organizations) clerical, recordkeeping and bookkeeping services and maintains the financial and account records required to be maintained by the Trust. As compensation for these services and for assuming expen ses related thereto, GSAM is entitled to receive a fee from the Trust, computed daily and paid monthly, at an annual rate of .35% and .205% of each ILA Portfolio's and each Financial Square Fund's average daily net assets, respectively. GSAM has agreed to reduce or otherwise limit the operating expenses of the respective Series, excluding, among other categories of expenses, taxes, interest, brokerage and litigation, indemnification and other extraordinary expenses, on an annualized basis, as described in the Series' Prospectus. The amount of such reductions or limits, if any, are calculated monthly and are based on the cumulative difference between a Series' estimated annualized expense ratio and the expense limit for that Series. This amount will be reduced by any prior payments related to the current fiscal year. GSAM voluntarily agreed to waive a portion of its management fee for each Financial Square Fund during the fiscal year ended December 31, 2001. Goldman Sachs has agreed to per mit the Financial Square Funds and the ILA Portfolios to use the name "Goldman Sachs" or a derivative thereof as part of their names for as long as the Management Agreement is in effect.

Goldman Sachs has authorized any of its directors, partners, officers and employees who have been elected or appointed to the position of Trustee or officer of the Trust to serve in the capacities in which they have been elected and appointed.

The Trust, on behalf of each Series, is responsible for all expenses other than those expressly borne by GSAM under the Series' Management Agreements. The expenses borne by shares of each Series include, without limitation, the fees payable to GSAM, the fees and expenses under the Trust's distribution, administration, service, select, capital administration and other plans, the fees and expenses of the Series' custodian, fees and expenses of the Series' transfer agent, filing fees for the registration or qualification of shares under federal or state securities laws, expenses of the organization of the Series, taxes (including income and excise taxes, if any), interest, costs of liability insurance, fidelity bonds, indemnification or contribution, any costs, expenses or losses arising out of any liability of, or claim for damages or other relief asserted against, the Series for violation of any law, legal and auditing and tax fees and expenses (including the cost of legal and certain accounting services rendered by employees of Goldman Sachs with respect to the Series), expenses of preparing and setting in type prospectuses, statements of additional information, proxy material, reports and notices, the printing and distribution of the same to shareholders and regulatory authorities, each Series' proportionate share of the compensation and expenses of its "non-interested" Trustees (defined below), and extraordinary expenses incurred by the Series.

The Management Agreement entered into on behalf of the ILA Portfolios (the "ILA Management Agreement") was most recently approved by the Trustees, including a majority of the Trustees who are not parties to the ILA Management Agreement or "interested persons" (as such term is defined in the Act) of any party thereto (the "non-interested Trustees"), on April 24, 2002. The ILA Management Agreement was approved by the shareholders of each ILA Portfolio (other than the ILA Treasury Instruments and ILA Tax-Exempt New York Portfolios) on April 19, 1990 and by the shareholders of the ILA Treasury Instruments and ILA Tax-Exempt New York Portfolios on June 3, 1991. The ILA Management Agreement will remain in effect until June 30, 2003 and will continue in effect thereafter only if such continuance is specifically approved at least annually by a majority of the Trustees or by a vote of a majori ty of the outstanding voting securities of the particular ILA Portfolio, as defined in the Act, and, in either case, by a majority of non-interested Trustees.

For the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999 the amount of the management fee incurred by each ILA Portfolio was as follows:

ILA Portfolio	2001	2000	1999
Prime Obligations Portfolio	$ 3,157,546	$ 4,109,926	$ 3,897,948
Money Market Portfolio	8,994,228	8,254,531	6,253,719
Treasury Obligations Portfolio	4,533,137	2,479,214	2,329,913
Treasury Instruments Portfolio	1,396,813	1,471,882	2,367,541
Government Portfolio	839,441	886,602	1,521,689
Federal Portfolio	20,051,818	16,488,873	11,279,837
Tax-Exempt Diversified Portfolio	6,924,343	7,372,730	5,795,921
Tax-Exempt California Portfolio	1,854,188	2,841,945	2,537,365
Tax-Exempt New York Portfolio	973,950	854,965	635,270

In addition, GSAM assumed certain expenses related to the operations of each ILA Portfolio during various periods of 2001, 2000 and 1999 to the extent such expenses would have caused each ILA Portfolio's total expenses to exceed, on an annualized basis, certain contractual or voluntary expense limitations. Had these expenses not been assumed, the following additional expenses would have been incurred for such years:

ILA Portfolio	2001	2000	1999
Prime Obligations Portfolio	$ 127,293	$ 423,313	$ 41,962
Money Market Portfolio	1,699,037	516,157	0
Treasury Obligations Portfolio	163,656	2,689	0
Treasury Instruments Portfolio	213,566	67,131	0
Government Portfolio	261,903	162,808	90,702
Federal Portfolio	4,538,030	811,175	0
Tax-Exempt Diversified Portfolio	1,219,820	345,228	0
Tax-Exempt California Portfolio	373,343	125,281	0
Tax-Exempt New York Portfolio	224,696	93,612	17,287

Each ILA Portfolio has entered into certain expense offset arrangements with the custodian resulting in a reduction in the ILA Portfolio's expenses. For the fiscal year ended December 31, 2001, each ILA Portfolio's custody fees were reduced by the following amounts under such arrangement:

ILA Portfolio	2001	2000	1999
Prime Obligations	$ 1,610	$ 2,746	—
Money Market	1,744	2,856	—
Treasury Obligations	1,667	2,643	—
Treasury Instruments	1,607	3,878	—
Government	1,738	2,764	—
Federal	27,364	19,624	—
Tax-Exempt Diversified	176,015	152,575	—
Tax-Exempt California	54,395	72,683	$77,882
Tax-Exempt New York	28,282	24,699	—

The FS Management Agreement entered into on behalf of the Financial Square Funds (the "FS Management Agreement") was most recently approved by the Trustees, including a majority of the non-interested Trustees, on April 24, 2002. The shareholders approved the FS Management Agreement on April 21, 1997. The FS Management Agreement will remain in effect until June 30, 2003 and will continue in effect thereafter only if such continuance is specifically approved at least annually by a majority of the Trustees or by a vote of a majority of the outstanding voting securities of the particular Financial Square Fund (as defined in the Act) and, in either case, by a majority of non-interested Trustees.

For the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999 the amounts of the management fee incurred by each Financial Square Fund were as follows:

Financial Square Fund	2001	2000	1999
FS Prime Obligations Fund	$ 39,073,649	$ 21,958,427	$ 13,046,992
FS Money Market Fund	22,384,513	15,796,084	13,441,727
FS Treasury Obligations Fund	9,587,854	7,121,755	7,132,148
FS Government Fund	8,166,390	5,399,617	5,080,264
FS Tax-Free Fund	5,193,574	4,141,022	2,961,099
FS Treasury Instruments Fund	2,173,366	940,243	736,284
FS Federal Fund	25,578,959	13,907,137	6,939,787

During the periods presented, GSAM agreed voluntarily that it would not impose a portion of its management fee. Had such fees been imposed, the following additional fees (including both advisory and administration fees) would have been incurred by these Series for the periods indicated:

Financial Square Fund	2001	2000	1999
FS Prime Obligations Fund	$8,044,575	$4,520,853	$2,686,147
FS Money Market Fund	4,608,576	3,252,135	2,767,248
FS Treasury Obligations Fund	1,109,729	1,466,245	1,468,383
FS Government Fund	1,681,316	1,111,686	1,048,119
FS Tax-Free Fund	1,069,265	852,563	609,445
FS Treasury Instruments Fund	236,075	193,579	151,607
FS Federal Fund	2,019,392	1,555,229	1,428,690

In addition, GSAM assumed certain expenses related to the operations of each Financial Square Fund during various periods of 2001, 2000 and 1999 to the extent such expenses would have caused each Fund's total expenses to exceed, on an annualized basis, certain contractual or voluntary expense limitations. Had these expenses not been assumed, the Series would have incurred the following additional expenses:

Financial Square Fund	2001	2000	1999
FS Prime Obligations Fund	$2,601,959	$658,787	$619,596
FS Money Market Fund	2,172,233	3,219	571,930
FS Treasury Obligations Fund	643,324	300,354	382,968
FS Government Fund	976,354	327,192	128,911
FS Tax-Free Fund	168,228	305,430	0
FS Treasury Instruments Fund	491,366	330,383	103,016
FS Federal Fund	977,481	690,851	393,045

The Financial Square Funds have entered into certain expense offset arrangements with the custodian resulting in a reduction in the Funds' expenses. For the fiscal year ended December 31, 2001, each Fund's custody fees were reduced by the following amounts under such arrangement:

Financial Square Fund	2001	2000	1999
FS Prime Obligations	$35,766	$10,230	—
FS Money Market	4,506	19,899	—
FS Treasury Obligations	1,703	2,739	—
FS Government	1,886	9,544	—
FS Tax-Free	249,575	23,962	—
FS Treasury Instruments	2,293	10,451	—
FS Federal Fund	6,274	18,823	—

The ILA Management and FS Management Agreements provide that GSAM shall not be liable to an ILA Portfolio or Financial Square Fund for any error of judgment by GSAM or for any loss sustained by the ILA Portfolio or Financial Square Fund except in the case of GSAM's willful misfeasance, bad faith, gross negligence or reckless disregard of duty. The ILA Management and FS Management Agreements also provide that they shall terminate automatically if assigned and that they may be terminated with respect to any particular ILA Portfolio or Financial Square Fund without penalty by vote of a majority of the Trustees or a majority of the outstanding voting securities of that ILA Portfolio or Financial Square Fund on 60 days' written notice to GSAM or by GSAM without penalty at any time on 90 days' (60 days with respect to the Financial Square Funds) written notice to the Trust.

In managing the Goldman Sachs Money Market Funds, GSAM will draw upon the Goldman Sachs Credit Department. The Credit Department provides credit risk management for our portfolios through a team of 108 professionals who contribute a combination of industry analysis, fund-specific expertise and global capacity (through their local presence in foreign markets). The Credit Department continuously monitors all issuers approved for investment by the money market funds by monitoring news stories, business developments, financial information and ratings, as well as occasional discussion with issuer management and rating agency analysts. The Credit Department receives rating agency reports and rating change information electronically and via fax as well as reports from Goldman's Research Department. Specifically with respect to managing the ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, IL A Tax-Exempt New York Portfolio and FS Tax-Free Money Market Fund, GSAM will draw upon the extensive research generated by Goldman Sachs' Municipal Credit Group. The Credit Group's research team continually reviews current information regarding the issuers of municipal and other tax-exempt securities, with particular focus on long-term creditworthiness, short-term liquidity, debt service costs, liability structures, and administrative and economic characteristics.

In connection with their latest approval of the ILA Management Agreement and FS Management Agreement, the Board of Trustees reviewed the written and oral presentations provided by the Investment Adviser in connection with the Trustees' consideration of the Management Agreements. The Trustees also reviewed, with the advice of legal counsel, their responsibilities under applicable law. The Trustees considered, in particular, the respective management fee rates; the Series' respective operating expense ratios; the Investment Adviser's fee waivers and expense reimbursements for the respective Series and the investment performance of the Series for the prior year and longer time periods. The information on these matters was also compared to similar information for other mutual funds. In addition, the Trustees considered the Series' management fee structure in comparison to the structures used by oth er mutual funds; the revenues received by the Investment Adviser and their affiliates from the Series for their investment management services and for other, non-investment management services, and their expenses in providing such services; and the Series' asset levels and possible economies of scale. The Trustees also considered the personnel and resources of the Investment Adviser, the overall nature and quality of the Investment Adviser's services and the specific provisions of the respective management agreements. After consideration of the Investment Adviser's presentations, the non-interested Trustees discussed at greater length in executive session the fairness and reasonableness of the ILA Management Agreement to the ILA Portfolios and their shareholders and the FS Management Agreement to the Financial Square Funds and their shareholders, and concluded that ILA Management Agreement and FS Management Agreement should be reapproved and continued in the interests of the Series and their s hareholders.

The Distributor and Transfer Agent

Goldman Sachs, 85 Broad Street, New York, NY 10004, acts as principal underwriter and distributor of each Series' shares. Shares of the Series are offered and sold on a continuous basis by Goldman Sachs, acting as agent. The Distribution Agreement between Goldman Sachs and the Trust was most recently approved by the Trustees on April 24, 2002. Goldman Sachs retained approximately $2,000, $3,500 and $800 of commissions on redemptions of ILA Class B and ILA Class C shares of the ILA Prime Obligations Portfolio during 2001, 2000 and 1999, respectively. Goldman Sachs also serves as the Series' transfer agent. Goldman Sachs provides customary transfer agency services to the Series, including the handling of shareholder communications, the processing of shareholder transactions, the maintenance of shareholder account records, payment of dividends and distributions and related functions. For these services, Goldman Sachs receives .04% (on an annualized basis) of the average daily net assets with respect to each class of each ILA Portfolio. Goldman Sachs currently imposes no fees under its transfer agency agreements with the Financial Square Funds.

For the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999 the ILA Portfolios incurred transfer agency fees as follows:

ILA Portfolio	2001	2000	1999
Prime Obligations Portfolio			
ILA Shares	$ 242,776	$ 372,005	$ 379,114
Administration Shares	38,175	19,656	15,307
Service Shares	52,136	38,669	41,726
Class B Shares	—	—	2,644
Class C Shares	—	—	1
Cash Management Shares	11,841	39,572	6,522
Money Market Portfolio			
ILA Shares	$ 596,591	$ 712,615	$ 570,902
Administration Shares	137,113	37,895	14,193
Service Shares	136,158	144,882	129,066
Class B Shares	—	—	—
Class C Shares	—	—	—
Cash Management Shares	158,050	47,983	—
Treasury Obligations Portfolio			
ILA Shares	$ 155,777	$ 140,825	$ 218,686
Administration Shares	6,245	8,085	24,160
Service Shares	355,164	134,178	23,428
Class B Shares	—	—	—
Class C Shares	—	—	—
Cash Management Shares	886	250	—
Treasury Instruments Portfolio			
ILA Shares	$ 74,687	$ 110,382	$ 107,404
Administration Shares	8,938	13,503	33,874
Service Shares	69,553	43,710	129,298
Class B Shares	—	—	—
Class C Shares	—	—	—
Cash Management Shares	6,458	620	—
Government Portfolio			
ILA Shares	$ 62,569	$ 72,512	$ 134,585
Administration Shares	1,760	1,741	2,626
Service Shares	21,437	24,158	36,693
Class B Shares	—	—	—
Class C Shares	—	—	5
Cash Management Shares	10,170	2,915	—
Federal Portfolio			
ILA Shares	$ 1,466,442	$ 1,637,241	$1,099,877
Administration Shares	295,467	60,294	78,223
Service Shares	107,585	111,450	111,024
Class B Shares	—	—	—
Class C Shares	—	—	—
Cash Management Shares	422,142	75,458	—

Tax-Exempt Diversified Portfolio

ILA Shares	$ 570,968	$ 769,768	$ 638,415
Administration Shares	94,477	33,108	12,840
Service Shares	12,458	7,639	11,136
Class B Shares	—	—	—
Class C Shares	—	—	—
Cash Management Shares	113,450	32,083	—

Tax-Exempt California Portfolio

ILA Shares	$ 159,292	$ 304,128	$ 281,283
Administration Shares	21,235	6,771	5,317
Service Shares	95	2,241	3,384
Class B Shares	—	—	—
Class C Shares	—	—	1
Cash Management Shares	31,285	11,654	—

Tax-Exempt New York Portfolio

ILA Shares	$ 62,158	$ 78,779	$ 64,405
Administration Shares	36,325	17,799	8,198
Service Shares	429	23	—
Class B Shares	—	—	—
Class C Shares	—	—	—
Cash Management Shares	12,397	1,109	—

Goldman Sachs is one of the largest international investment banking firms in the United States. Founded in 1869, Goldman Sachs is a major investment banking and brokerage firm providing a broad range of financing and investment services both in the United States and abroad. As of December 31, 2001, GSAM, along with other units of IMD, had assets under management of approximately $329.6 billion.

Activities of Goldman Sachs and Its Affiliates and Other Accounts Managed by Goldman Sachs. The involvement of the Investment Adviser and Goldman Sachs and their affiliates, in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to the Series or impede their investment activities.

Goldman Sachs and its affiliates, including, without limitation, the Investment Adviser and its advisory affiliates have proprietary interests in, and may manage or advise, accounts or funds (including separate accounts and other funds and collective investment vehicles) which have investment objectives similar to those of the Series and/or which engage in transactions in the same types of securities, currencies and instruments as the Series. Goldman Sachs and its affiliates are also major participants in the global currency, equities, swap and fixed-income markets, in each case both on a proprietary basis and for the accounts of customers. As such, Goldman Sachs and its affiliates are actively engaged in transactions in the same securities, currencies, and instruments in which the Series invest. Such activities could affect the prices and availability of the securities, currencies and instruments in which the Ser ies invest, which could have an adverse impact on each Series' performance. Such transactions, particularly in respect of proprietary accounts or customer accounts other than those included in the Investment Adviser's and its advisory affiliates' asset management activities, will be executed independently of the Series' transactions and thus at prices or rates that may be more or less favorable. When the Investment Adviser and its advisory affiliates seek to purchase or sell the same assets for their managed accounts, including the Series, the assets actually purchased or sold may be allocated among the accounts on a basis determined in its good faith discretion to be equitable. In some cases, this system may adversely affect the size or the price of the assets purchased or sold for the Series.

From time to time, the Series' activities may be restricted because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a result, there may be periods, for example, when the Investment Adviser, and/or its affiliates, will not initiate or recommend certain types of transactions in certain securities or instruments which the Investment Adviser and/or its affiliates are performing services or when position limits have been reached.

In connection with their management of the Series, the Investment Adviser may have access to certain fundamental analysis and proprietary technical models developed by Goldman Sachs and other affiliates. The Investment Adviser will not be under any obligation, however, to effect transactions on behalf of the Series in accordance with such analysis and models. In addition, neither Goldman Sachs nor any of its affiliates will have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Series and it is not anticipated that the Investment Adviser will have access to such information for the purpose of managing the Series. The proprietary activities or portfolio strategies of Goldman Sachs and its affiliates or the activities or strategies used for accounts ma naged by them or other customer accounts could conflict with the transactions and strategies employed by the Investment Adviser in managing the Series.

The results of each Series' investment activities may differ significantly from the results achieved by the Investment Adviser and its affiliates for their proprietary accounts or other accounts (including investment companies or collective investment vehicles) managed or advised by the Investment Adviser. It is possible that Goldman Sachs and its affiliates and such other accounts will achieve investment results which are substantially more or less favorable than the results achieved by a Series. Moreover, it is possible that a Series will sustain losses during periods in which Goldman Sachs and its affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible.

An investment policy committee which may include partners of Goldman Sachs and its affiliates may develop general policies regarding a Series' activities, but will not be involved in the day-to-day management of such Series. In such instances, those individuals may, as a result, obtain information regarding the Series' proposed investment activities which is not generally available to the public. In addition, by virtue of their affiliation with Goldman Sachs, any such member of an investment policy committee will have direct or indirect interests in the activities of Goldman Sachs and its affiliates in securities, currencies and investments similar to those in which the Series invests.

In addition, certain principals and certain of the employees of the Investment Adviser are also principals or employees of Goldman Sachs or its affiliated entities. As a result, the performance by these principals and employees of their obligations to such other entities may be a consideration of which investors in the Series should be aware.

The Investment Adviser may enter into transactions and invest in instruments in which customers of Goldman Sachs (or, to the extent permitted by the SEC, Goldman Sachs) serve as the counterparty, principal or issuer. In such cases, such party's interests in the transaction will be adverse to the interests of the Series, and such party may have no incentive to assure that the Series obtain the best possible prices or terms in connection with the transactions. Goldman Sachs and its affiliates may also create, write or issue derivative instruments for customers of Goldman Sachs or its affiliates, the underlying securities, currencies or instruments of which may be those in which the Series invest or which may be based on the performance of a Series. The Series may, subject to applicable law, purchase investments which are the subject of an underwriting or other distribution by Goldman Sachs or its affiliates and may also enter into transactions with other clients of Goldman Sachs or its affiliates where such other clients have interests adverse to those of the Series. At times, these activities may cause departments of Goldman Sachs or its affiliates to give advice to clients that may cause these clients to take actions adverse to the interests of the Series. To the extent affiliated transactions are permitted, the Series will deal with Goldman Sachs and its affiliates on an arms-length basis.

Each Series will be required to establish business relationships with its counterparties based on the Series' own credit standing. Neither Goldman Sachs nor its affiliates will have any obligation to allow their credit to be used in connection with a Series' establishment of its business relationships, nor is it expected that a Series' counterparties will rely on the credit of Goldman Sachs or any of its affiliates in evaluating the Series' creditworthiness.

From time to time, Goldman Sachs or any of its affiliates may, but is not required to, purchase and hold shares of a Series in order to increase the assets of the Series. Increasing a Series' assets may enhance investment flexibility and diversification and may contribute to economies of scale that tend to reduce a Series' expense ratio. Goldman Sachs reserves the right to redeem at any time some or all of the shares of a Series acquired for its own account. A large redemption of shares of a Series by Goldman Sachs could significantly reduce the asset size of the Series, which might have an adverse effect on a Series' investment flexibility, portfolio diversification and expense ratio. Goldman Sachs will consider the effect of redemptions on a Series and other shareholders in deciding whether to redeem its shares.

It is possible that a Series' holdings will include securities of entities for which Goldman Sachs performs investment banking services as well as securities of entities in which Goldman Sachs makes a market. In making investment decisions for the series, the Investment Adviser is not permitted to obtain or use material non-public information acquired by any division, department or affiliate of Goldman Sachs in the course of these activities. In addition, from time to time, Goldman Sachs' activities may limit the Series' flexibility in purchases and sales of securities. When Goldman Sachs is engaged in an underwriting or other distribution of securities of an entity, the Series' Investment Adviser may be prohibited from purchasing or recommending the purchase of certain securities of that entity for the Series.

PORTFOLIO TRANSACTIONS

GSAM places the portfolio transactions of the Series and of all other accounts managed by GSAM for execution with many firms. GSAM uses its best efforts to obtain execution of portfolio transactions at prices which are advantageous to each Series and at reasonably competitive spreads or (when a disclosed commission is being charged) at reasonably competitive commission rates. In seeking such execution, GSAM will use its best judgment in evaluating the terms of a transaction, and will give consideration to various relevant factors, including without limitation the size and type of the transaction, the nature and character of the market for the security, the confidentiality, speed and certainty of effective execution required for the transaction, the general execution and operational capabilities of the broker-dealer, the general execution and operational capabilities of the firm, the reputation, reliability, experi ence and financial condition of the firm, the value and quality of the services rendered by the firm in this and other transactions, and the reasonableness of the spread or commission, if any. Securities purchased and sold by the Series are generally traded in the over-the-counter market on a net basis (i.e., without commission) through broker-dealers and banks acting for their own account rather than as brokers, or otherwise involve transactions directly with the issuer of such securities.

Goldman Sachs is active as an investor, dealer and/or underwriter in many types of municipal and money market instruments. Its activities in this regard could have some effect on the markets for those instruments which the Series buy, hold or sell. Orders have been granted by the SEC under the Act which permit the Series to deal with Goldman Sachs in transactions in certain securities in which Goldman Sachs acts as principal. As a result, the Series may trade with Goldman Sachs as principal subject to the terms and conditions of such exemptions.

Under the Act, the Series are prohibited from purchasing any instrument of which Goldman Sachs is a principal underwriter during the existence of an underwriting or selling syndicate relating to such instrument, absent an exemptive order (the order referred to in the preceding paragraph will not apply to such purchases) or the adoption of and compliance with certain procedures under the Act. The Trust has adopted procedures which establish, among other things, certain limitations on the amount of debt securities that may be purchased in any single offering and on the amount of the Trust's assets that may be invested in any single offering. Accordingly, in view of Goldman Sachs' active role in the underwriting of debt securities, a Series' ability to purchase debt securities in the primary market may from time to time be limited.

In certain instances there may be securities which are suitable for more than one Series as well as for one or more of the other clients of GSAM. Investment decisions for each Series and for GSAM's other clients are made with a view to achieving their respective investment objectives. It may develop that a particular security is bought or sold for only one client even though it might be held by, or bought or sold for, other clients. Likewise, a particular security may be bought for one or more clients when one or more other clients are selling that same security. Some simultaneous transactions are inevitable when several clients receive investment advice from the same Investment Adviser, particularly when the same security is suitable for the investment objectives of more than one client. When two or more clients are simultaneously engaged in the purchase or sale of the same security, the securities are allocated among clients in a manner believed to be equitable to each. It is recognized that in some cases this system could have a detrimental effect on the price or volume of the security in a particular transaction as far as a Series is concerned. Each Series believes that over time its ability to participate in volume transactions will produce better executions for the Series.

During the fiscal year ended December 31, 2001, the Series' regular broker/dealers, as defined in Rule 10b-1 under the Act, were: Warburg Dillon, JP Morgan Chase, Barclays Bank Salomon Smith Barney, Lehman Brothers, Morgan Stanley Dean Witter, Bear Stearns, Credit Suisse First Boston and Deutsche Banc.

As of December 31, 2001, each ILA Portfolio held the following amounts of securities of its regular broker/dealers, as defined in Rule 10b-1 under the Act, or their parents ($ in thousands): ILA Prime Obligations Portfolio; Barclays Bank ($27,703), Warburg Dillon ($62,729), JP Morgan Chase ($17, 859), Salomon Smith Barney ($35,479), Lehman Brothers ($13,526), Bear Stearns ($6,763), Credit Suisse First Boston ($3,381) and Deutsche Banc ($7,715); ILA Money Market Portfolio: Barclays Bank ($52,554), Warburg Dillon ($139,943), JP Morgan Chase ($42,320), Salomon Smith Barney ($74,405), Lehman Brothers ($40,577), Bear Stearns ($20,289), Credit Suisse First Boston ($10,144) and Deutsche Banc ($11,887); ILA Government Portfolio: Barclays Bank ($9,826), Warburg Dillon ($44,059), JP Morgan Chase ($7,064), Salomon Smith Barney ($13,198), Lehman Brothers ($6,087), Bear Stearns ($3,043), Credit Suisse First Boston ($1,522) and Deutsche Banc ($2,499); ILA Treasury Obligation Portfolio: Barclays Bank ($147,233), Warburg Dillon ($272,474), JP Morgan Chase ($54,244), Salomon Smith Barney ($154,362), Morgan Stanley Dean Witter ($75,000), Credit Suisse First Boston ($75,000) and Deutsche Banc ($54,244).

As of December 31, 2001, each Financial Square Fund held the following amounts of securities of its regular broker/dealers as defined in Rule 10b-1 under the Act, or their parents ($ in thousands): FS Prime Obligations Fund: Barclays Capital PLC ($270,887), Bear Stearns Companies, Inc. ($723,123), Credit Suisse First Boston Corp. ($111,588), Deutsche Banc ($17,578), J.P. Morgan Chase & Co. ($965,583), Lehman Brothers ($446,351), Morgan Stanley Dean Witter & Co. ($649,791), Salomon Smith Barney ($746,242), and Warburg Dillon ($1,054,310); FS Money Market Fund: Barclays Capital PLC ($248,130), Bear Stearns Companies, Inc. ($14,202), Credit Suisse First Boston Corp. ($407,101), Deutsche Banc ($312,427), J.P. Morgan Chase & Co. ($33,798), Lehman Brothers ($28,404), Salomon Smith Barney ($188,895), and Warburg Dillon ($220,841); FS Treasury Obligations Fund: Barclays Capital PLC ($2,665,600), Bear Stearn s Companies, Inc. ($250,000), Credit Suisse First Boston Corp. ($100,000), Deutsche Banc ($207,509), J.P. Morgan Chase & Co. ($207,509), Lehman Brothers ($260,000), Morgan Stanley Dean Witter & Co. ($275,000), Salomon Smith Barney ($590,511), and Warburg Dillon ($1,049,325); FS Government Fund: Barclays Capital PLC ($140,302), Bear Stearns Companies, Inc. ($104,149), Credit Suisse First Boston Corp. ($52,074),

Deutsche Banc ($13,320), J.P. Morgan Chase & Co. ($169,543), Lehman Brothers ($208,296), Salomon Smith Barney ($246,201), and Warburg Dillon ($1,293,940).

NET ASSET VALUE

In accordance with procedures adopted by the Trustees, the net asset value per share of each Series (except for FS Prime Obligations Fund, FS Money Market Fund, FS Treasury Obligations Fund, and FS Government Fund) is determined by the Series' custodian on each Business Day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. In the case of the FS Money Market Fund, FS Prime Obligations Fund, FS Government Fund and FS Treasury Obligations Fund, net asset value is determined normally, but not always, at 5:00 p.m. New York time on each Business Day. A Business Day means any day on which the New York Stock Exchange is open, except for days on which Chicago, Boston or New York banks are closed for local holidays. Such holidays include: New Year's Day, Martin Luther King, Jr . Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Columbus Day, Veteran's Day, Thanksgiving Day and Christmas Day.

The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York Time. The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Each Series' securities are valued using the amortized cost method of valuation in an effort to maintain a constant net asset value of $1.00 per share, which the Board of Trustees has determined to be in the best interest of each Series and its shareholders. This method involves valuing a security at cost on the date of acquisition and thereafter assuming a constant accretion of a discount or amortization of a premium to maturity, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price a Series would receive if it sold the instrument. During such periods, the yield to an investor in a Series may differ somewhat from that obtained in a similar investment company which uses available market quotations to value all of its portfolio securities. During periods of declining interest rates, the quoted yield on shares of a Series may tend to be higher than a like computation made by a fund with identical investments utilizing a method of valuation based upon market prices and estimates of market prices for all of its portfolio instruments. Thus, if the use of amortized cost by a Series resulted in a lower aggregate portfolio value on a particular day, a prospective investor in the Series would be able to obtain a somewhat higher yield if he or she purchased shares of the Series on that day, than would result from investment in a fund utilizing solely market values, and existing investors in the Series would receive less investment income. The converse would apply in a period of rising interest rates.

The Trustees have established procedures designed to stabilize, to the extent reasonably possible, each Series' price per share as computed for the purpose of sales and redemptions at $1.00. Such procedures include review of each Series by the Trustees, at such intervals as they deem appropriate, to determine whether the Series' net asset value calculated by using available market quotations (or an appropriate substitute which reflects market conditions) deviates from $1.00 per share based on amortized cost, as well as review of methods used to calculate the deviation. If such deviation exceeds 1/2 of 1%, the Trustees will promptly consider what action, if any, will be initiated. In the event the Trustees determine that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, they will take such corrective action as they regard to be necessar y and appropriate, including the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding part or all of dividends or payment of distributions from capital or capital gains; redeeming shares in kind; or establishing a net asset value per share by using available market quotations or equivalents. In addition, in order to stabilize the net asset value per share at $1.00, the Trustees have the authority (i) to reduce or increase the number of shares outstanding on a pro rata basis, and (ii) to offset each shareholder's pro rata portion of the deviation between the net asset value per share and $1.00 from the shareholder's accrued dividend account or from future dividends. Each Series may hold cash for the purpose of stabilizing its net asset value per share. Holdings of cash, on which no return is earned, would tend to lower the yield on such Series' shares.

In order to continue to use the amortized cost method of valuation for each Series' investments, the Series must comply with Rule 2a-7. See "Investment Restrictions."

The proceeds received by each Series for each issue or sale of its shares, and all net investment income, realized and unrealized gain and proceeds thereof, subject only to the rights of creditors, will be specifically allocated to such Series and constitute the underlying assets of that Series. The underlying assets of each Series will be segregated on the books of account, and will be charged with the liabilities in respect to such Series and with a share of the general liabilities of the Trust. Expenses with respect to the Series are to be allocated in proportion to the net asset values of the respective Series except where allocations of direct expenses can otherwise be fairly made. In addition, within each Series, ILA Shares, ILA Administration Shares, ILA Service Shares, ILA Class B and Class C Shares, ILA Cash Management Shares, FST Shares, FST Administration Shares, FST Service Shares, FST Preferred Shares , FST Capital Shares and FST Select Shares (if any) will be subject to different expense structures (see "Organization and Capitalization").

REDEMPTIONS

The Trust may suspend the right of redemption of shares of a Series and may postpone payment for any period: (i) during which the New York Stock Exchange is closed for regular trading other than customary weekend and holiday closings or during which trading on the New York Stock Exchange is restricted; (ii) when an emergency exists which makes the disposal of securities owned by a Series or the determination of the fair value of the Series' net assets not reasonably practicable; or (iii) as the SEC may by order permit for the protection of the shareholders of the Trust.

The Trust agrees to redeem shares of each Series solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Series during any 90-day period for any one shareholder. The Trust reserves the right to pay other redemptions, either total or partial, by a distribution in kind of securities (instead of cash) from the applicable Series' portfolio. The securities distributed in such a distribution would be valued at the same value as that assigned to them in calculating the net asset value of the shares being redeemed. If a shareholder receives a distribution in kind, he or she should expect to incur transaction costs when he or she converts the securities to cash.

A FST shareholder of any Financial Square Fund with balances in excess of $100 million may elect to have a special account with State Street Bank and Trust Company for the purpose of redeeming shares from its account in that Series by check. When State Street Bank and Trust Company receives a completed signature card and authorization form, the shareholder will be provided with a supply of checks. Checks drawn on this account may be payable to the order of any person in any amount of $500 or more, but cannot be certified. The payee of the check may cash or deposit it like any other check drawn on a bank. When such a check is presented to State Street Bank and Trust Company for payment, a sufficient number of full and fractional shares will be redeemed to cover the amount of the check. Cancelled checks will be returned to the shareholder by State Street Bank and Trust Company. The Trust and Goldman Sachs each reserves the right to waive the minimum requirement.

The check redemption privilege enables a shareholder to receive the dividends declared on the shares to be redeemed until such time as the check is processed. Because of this feature, the check redemption privilege may not be used for a complete liquidation of an account. If the amount of a check is greater than the value of shares held in the shareholder's account, the check will be returned unpaid, and the shareholder may be subject to extra charges.

Goldman Sachs reserves the right to impose conditions on, limit the availability of or terminate the check redemption privilege at any time with respect to a particular shareholder or shareholders in general. The Trust and State Street Bank and Trust Company reserve the right at any time to suspend the check redemption privilege and intend to do so in the event that federal legislation or regulations impose reserve requirements or other restrictions deemed by the Trustees to be adverse to the interests of the Series.

CALCULATION OF YIELD QUOTATIONS

From time to time, each Series may advertise its yield, effective yield, tax-equivalent yield, tax-equivalent effective yield and total return. Yield, effective yield, tax-equivalent yield, tax-equivalent effective yield and total return are calculated separately for each class of shares of a Series. Each type of share is subject to different fees and expenses and may have differing yields for the same period.

Each Series' yield quotations are calculated by a standard method prescribed by the rules of the SEC. Under this method, the yield quotation is based on a hypothetical account having a balance of exactly one share at the beginning of a seven-day period.

The yield of a Series refers to the income generated by an investment in that Series over a seven-day period (which period will be stated in the advertisement). This income is then annualized; that is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52 week period and is shown as a percentage of the investment. The yield quotation is computed as follows: the net change, exclusive of capital changes and income other than investment income (*i.e.*, realized gains and losses from the sale of securities and unrealized appreciation and depreciation), in the value of a hypothetical pre-existing account having a balance of one share at the beginning of the base period is determined by dividing the net change in account value by the value of the account at the beginning of the base period. This base period return is then multiplied by 365/7 with the result ing yield figure carried to the nearest 100th of 1%. Such yield quotation shall take into account all fees that are charged to a Series.

Each Series also may advertise a quotation of effective yield for a 7-calendar day period. Effective yield is computed by compounding the unannualized base period return determined as in the preceding paragraph by adding 1 to that return, raising the sum to the 365/7 power and subtracting one from the result, according to the following formula:

Effective Yield = [(base period return + 1)$^{365/7}$] – 1

The effective yield will be slightly higher than the yield because of the compounding effect of reinvestment.

The ILA Treasury Instruments Portfolio, ILA Federal Portfolio, ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio, FS Treasury Instruments Fund, FS Federal Fund, and FS Tax-Free Fund may also advertise a tax-equivalent yield and tax-equivalent effective yield. Tax-equivalent yield is computed by dividing that portion of a Series' yield (as computed above) which is tax-exempt by one minus a stated income tax rate and adding the quotient to that portion, if any, of the yield of the Series that is not tax-exempt. Tax-equivalent effective yield is computed by dividing that portion of a Series' effective yield (as computed above) which is tax-exempt by one minus a stated income tax rate and adding the quotient to that portion, if any, of the effective yield of the Series that is not tax-exempt.

Total return is determined by computing the percentage change in value of $1,000 invested at the maximum public offering price for a specified period, assuming reinvestment of all dividends and distributions at net asset value. The total return calculation assumes a complete redemption of the investment at the end of the relevant period. Each Series may furnish total return calculations based on cumulative, average, year-by-year or other basis for various specified periods by means of quotations, charts, graphs or schedules.

Unlike bank deposits or other investments which pay a fixed yield or return for a stated period of time, the investment results for a Series are based on historical performance and will fluctuate from time to time. Any presentation of a Series' yield, effective yield, tax-equivalent yield, tax-equivalent effective yield or total return for any prior period should not be considered a representation of what an investment may earn or what a Series' yield, effective yield, tax-equivalent yield, tax-equivalent effective yield or total return may be in any future period. Return is a function of portfolio quality, composition, maturity and market conditions as well as of the expenses allocated to each Series. The return of a Series may not be comparable to other investment alternatives because of differences in the foregoing variables and differences in the methods used to value portfolio securities, compute ex penses and calculate return.

The yield performance below is for each class of shares of the ILA Portfolios, which would have similar yields because each class of shares will be invested in the same portfolio of securities. Yields will differ only to the extent that classes do not have the same expenses. In reviewing this performance information, you should be aware that ILA Shares have no plan fees, ILA Administration Shares have a .15% administration fee, ILA Service Shares have a .25% service fee and a .15% shareholder administration fee, ILA Class B and Class C Shares have a .75% distribution fee and a .25% service fee with respect to ILA Prime Obligations Portfolio and ILA Cash Management Shares have a .50% service fee and a maximum .50% distribution fee. The yield, effective yield, tax-equivalent yield and tax-equivalent effective yield of each ILA Portfolio for the seven-day period ended December 31, 2001 were as follows:

	Yield	Effective Yield	Tax-Equivalent Yield	Tax-Equivalent Effective Yield
ILA Prime Obligations Portfolio:				
ILA Shares	1.94%	1.96%	N/A	N/A
ILA Administration Shares	1.79%	1.81%	N/A	N/A
ILA Service Shares	1.54%	1.55%	N/A	N/A
ILA Class B Shares	0.94%	0.95%	N/A	N/A
ILA Class C Shares	0.94%	0.95%	N/A	N/A
ILA Cash Management Shares	1.37%	1.38%	N/A	N/A
ILA Money Market Portfolio:				
ILA Shares	2.04%	2.06%	N/A	N/A
ILA Administration Shares	1.89%	1.91%	N/A	N/A
ILA Service Shares	1.64%	1.65%	N/A	N/A
ILA Cash Management Shares	1.47%	1.48%	N/A	N/A
ILA Treasury Obligations Portfolio:				
ILA Shares	1.66%	1.67%	N/A	N/A
ILA Administration Shares	1.51%	1.52%	N/A	N/A
ILA Service Shares	1.26%	1.27%	N/A	N/A
ILA Cash Management Shares	1.09%	1.09%	N/A	N/A
ILA Treasury Instruments Portfolio:				
ILA Shares	1.43%	1.44%	N/A	N/A

	Yield	Effective Yield	Tax-Equivalent Yield	Tax-Equivalent Effective Yield
ILA Administration Shares	1.28%	1.28%	N/A	N/A
ILA Service Shares	1.03%	1.03%	N/A	N/A
ILA Cash Management Shares	0.86%	0.86%	N/A	N/A
ILA Government Portfolio:				
ILA Shares	1.54%	1.55%	N/A	N/A
ILA Administration Shares	1.39%	1.40%	N/A	N/A
ILA Service Shares	1.14%	1.14%	N/A	N/A
ILA Cash Management Shares	0.97%	0.97%	N/A	N/A
ILA Federal Portfolio:				
ILA Shares	1.83%	1.85%	N/A	N/A
ILA Administration Shares	1.68%	1.70%	N/A	N/A
ILA Service Shares	1.43%	1.44%	N/A	N/A
ILA Cash Management Shares	1.26%	1.27%	N/A	N/A
ILA Tax-Exempt Diversified Portfolio:				
ILA Shares	1.41%	1.42%	2.32%	2.33%
ILA Administration Shares	1.26%	1.27%	2.07%	2.09%
ILA Service Shares	1.01%	1.02%	1.66%	1.67%
ILA Cash Management Shares	0.84%	0.85%	1.38%	1.40%
ILA Tax-Exempt California Portfolio*				
ILA Shares	1.27%	1.28%	2.09%	2.10%
ILA Administration Shares	1.12%	1.13%	1.84%	1.86%
ILA Service Shares	0.87%	0.88%	1.43%	1.44%
ILA Cash Management Shares	0.70%	0.71%	1.15%	1.17%
ILA Tax-Exempt New York Portfolio**				
ILA Shares	1.37%	1.37%	2.25%	2.25%
ILA Administration Shares	1.22%	1.22%	2.00%	2.00%
ILA Service Shares	0.97%	0.97%	1.59%	1.59%
ILA Cash Management Shares	0.80%	0.80%	1.31%	1.31%

* Tax-equivalent yields would be 1.40%, 1.23%, 0.96% and 0.77% for the ILA Shares, ILA Administration Shares, ILA Service Shares and ILA Cash Management Shares, respectively, when taking California State taxes into account. Tax-equivalent effective yields would be 1.41%, 1.25%, 0.97% and 0.78% for the ILA Shares, ILA Administration Shares, ILA Service Shares and ILA Cash Management Shares, respectively, when taking California personal income taxes into account. The foregoing numbers assume that the applicable rate for the California personal income tax is 9.3% and do not take account of any cutback on the deductibility of state taxes for federal tax purposes.

** Tax-equivalent yields would be 1.47%, 1.31%, 1.04% and 0.86% for the ILA Shares, ILA Administration Shares, ILA Service Shares and ILA Cash Management Shares, respectively, when taking New York State taxes into account, and 1.42%, 1.27%, 1.01% and 0.83%, respectively, when taking New York City taxes into account. Tax equivalent effective yields would be 1.47%, 1.31%, 1.04% and 0.86%, respectively, when taking New York State taxes into account, and 1.42%, 1.27%, 1.01% and 0.83%, respectively, when taking New York City taxes into account.

The information set forth in the foregoing table reflects certain fee reductions and expense limitations voluntarily agreed to by the Investment Adviser. See "The Investment Adviser, Distributor and Transfer Agent." In the absence of such fee reductions and expense limitations, the yield of each ILA Portfolio for the same period would have been as follows:

	Yield	Effective Yield	Tax-Equivalent Yield	Tax-Equivalent Effective Yield
ILA Prime Obligations Portfolio:				
ILA Shares	1.94%	1.96%	N/A	N/A
ILA Administration Shares	1.79%	1.81%	N/A	N/A
ILA Service Shares	1.54%	1.55%	N/A	N/A
ILA Class B Shares	0.94%	0.95%	N/A	N/A
ILA Class C Shares	0.94%	0.95%	N/A	N/A
ILA Cash Management Shares	1.37%	1.38%	N/A	N/A
ILA Money Market Portfolio:				
ILA Shares	2.04%	2.06%	N/A	N/A
ILA Administration Shares	1.89%	1.91%	N/A	N/A
ILA Service Shares	1.64%	1.65%	N/A	N/A
ILA Cash Management Shares	1.47%	1.48%	N/A	N/A
ILA Treasury Obligations Portfolio:				
ILA Shares	1.57%	1.58%	N/A	N/A
ILA Administration Shares	1.42%	1.43%	N/A	N/A
ILA Service Shares	1.17%	1.18%	N/A	N/A
ILA Cash Management Shares	1.00%	1.00%	N/A	N/A
ILA Treasury Instruments Portfolio:				
ILA Shares	1.26%	1.27%	N/A	N/A
ILA Administration Shares	1.11%	1.11%	N/A	N/A
ILA Service Shares	0.86%	0.86%	N/A	N/A
ILA Cash Management Shares	0.69%	0.69%	N/A	N/A
ILA Government Portfolio:				
ILA Shares	1.26%	1.27%	N/A	N/A
ILA Administration Shares	1.11%	1.12%	N/A	N/A
ILA Service Shares	0.86%	0.86%	N/A	N/A
ILA Cash Management Shares	0.69%	0.69%	N/A	N/A
ILA Federal Portfolio:				
ILA Shares	1.83%	1.85%	N/A	N/A
ILA Administration Shares	1.68%	1.70%	N/A	N/A
ILA Service Shares	1.43%	1.44%	N/A	N/A
ILA Cash Management Shares	1.26%	1.27%	N/A	N/A
ILA Tax-Exempt Diversified Portfolio:				
ILA Shares	1.41%	1.42%	2.32%	2.33%
ILA Administration Shares	1.26%	1.27%	2.07%	2.09%
ILA Service Shares	1.01%	1.02%	1.66%	1.68%
ILA Cash Management Shares	0.84%	0.85%	1.38%	1.40%

	Yield	Effective Yield	Tax-Equivalent Yield	Tax-Equivalent Effective Yield
ILA Tax-Exempt California Portfolio*				
ILA Shares	1.18%	1.18%	1.93%	1.94%
ILA Administration Shares	1.03%	1.03%	1.68%	1.70%
ILA Service Shares	0.78%	0.78%	1.27%	1.28%
ILA Cash Management Shares	0.61%	0.61%	0.99%	1.01%
ILA Tax-Exempt New York Portfolio**				
ILA Shares	1.25%	1.25%	2.05%	2.06%
ILA Administration Shares	1.10%	1.10%	1.80%	1.81%
ILA Service Shares	0.85%	0.85%	1.39%	1.40%
ILA Cash Management Shares	0.68%	0.68%	1.11%	1.12%

---

*   Tax-equivalent yields would be 1.30%, 1.13%, 0.86%, and 0.67% for the ILA Shares, ILA Administration Shares, ILA Service Shares and ILA Cash Management Shares, respectively, when taking California State taxes into account. Tax-equivalent effective yields would be 1.30%, 1.14%, 0.86% and 0.68% for the ILA Shares, ILA Administration Shares, ILA Service Shares and ILA Cash Management Shares, when taking California State taxes into account.

**   Tax-equivalent yields would be 1.34%, 1.18%, 0.91% and 0.73% for the ILA Shares, ILA Administration Shares, ILA Service Shares and ILA Cash Management Shares, respectively, when taking New York State taxes into account, and 1.29%, 1.14%, 0.88% and 0.70%, respectively, when taking New York City taxes into account. Tax-equivalent effective yields would be 1.35%, 1.18%, 0.92% and 0.73% for the ILA Shares, ILA Administration Shares, ILA Service Shares and ILA Cash Management Shares, respectively, when taking New York State taxes into account, and 1.30%, 1.14%, 0.89% and 0.71%, respectively, when taking New York City taxes into account.

The yield performance below is for each class of shares of the Financial Square Funds, which would have similar yields because each class of shares will be invested in the same portfolio of securities. Yields will differ only to the extent that classes do not have the same expenses. In reviewing this performance information, you should be aware that FST Shares have no plan fees, FST Administration Shares have a .25% administration fee, FST Service Shares have a .25% service fee and a .25% shareholder administration fee, FST Preferred Shares have a .10% preferred administration fee, FST Select Shares have a service fee of .03% and FST Capital Shares have an .15% capital administration fee. The yield, effective yield, tax-equivalent yield and tax-equivalent effective yield of each Financial Square Fund for the seven-day period ended December 31, 2001 were as follows (prior to the date of this Additional Statement, n o FST Capital Shares had been offered and, accordingly, no performance information for FST Capital Shares is available):

	Yield	Effective Yield	Tax-Equivalent Yield	Tax-Equivalent Effective Yield
FS Prime Obligations Fund:				
FST Shares	2.12%	2.14%	N/A	N/A
FST Administration Shares	1.87%	1.89%	N/A	N/A
FST Service Shares	1.62%	1.63%	N/A	N/A
FST Preferred Shares	2.02%	2.04%	N/A	N/A
FST Select Shares	2.09%	2.11%	N/A	N/A
FS Money Market Fund:				
FST Shares	2.14%	2.17%	N/A	N/A
FST Administration Shares	1.89%	1.91%	N/A	N/A
FST Service Shares	1.64%	1.66%	N/A	N/A
FST Preferred Shares	2.04%	2.06%	N/A	N/A
FST Select Shares	2.11%	2.13%	N/A	N/A
FS Treasury Obligations Fund:				
FST Shares	1.88%	1.90%	N/A	N/A
FST Administration Shares	1.63%	1.64%	N/A	N/A
FST Service Shares	1.38%	1.39%	N/A	N/A
FST Preferred Shares	1.78%	1.80%	N/A	N/A
FST Select Shares	1.85%	1.87%	N/A	N/A
FS Treasury Instruments Fund:				
FST Shares	1.73%	1.74%	N/A	N/A
FST Administration Shares	1.48%	1.49%	N/A	N/A
FST Service Shares	1.23%	1.24%	N/A	N/A
FST Preferred Shares	1.63%	1.64%	N/A	N/A
FST Select Shares	1.70%	1.71%	N/A	N/A
FS Government Fund:				
FST Shares	2.03%	2.05%	N/A	N/A
FST Administration Shares	1.78%	1.79%	N/A	N/A
FST Service Shares	1.53%	1.54%	N/A	N/A
FST Preferred Shares	1.93%	1.95%	N/A	N/A
FST Select Shares	2.00%	2.02%	N/A	N/A

	Yield	Effective Yield	Tax-Equivalent Yield	Tax-Equivalent Effective Yield
FS Federal Shares				
FST Shares	1.96%	1.98%	N/A	N/A
FST Administration Shares	1.71%	1.73%	N/A	N/A
FST Service Shares	1.46%	1.48%	N/A	N/A
FST Preferred Shares	1.86%	1.88%	N/A	N/A
FST Select Shares	1.93%	1.95%	N/A	N/A
FST Tax-Free Fund:				
FST Shares	1.58%	1.59%	2.59%	2.61%
FST Administration Shares	1.33%	1.34%	2.18%	2.20%
FST Service Shares	1.08%	1.09%	1.77%	1.79%
FST Preferred Shares	1.48%	1.49%	2.43%	2.45%
FST Select Shares	1.55%	1.56%	2.55%	2.56%

Information set forth in the foregoing table reflects certain fee reductions and expense limitations voluntarily agreed to by the Investment Adviser. See "The Investment Adviser, Distributor and Transfer Agent." In the absence of such fee reductions, the yield, effective yield, the tax-equivalent yield and tax-equivalent effective yield of each Financial Square Fund for the same period would have been as follows (prior to the date of this Additional Statement, no FST Capital Shares had been offered and, accordingly, no performance information for FST Capital Shares is available):

	Yield	Effective Yield	Tax-Equivalent Yield	Tax-Equivalent Effective Yield
FS Prime Obligations Fund:				
FST Shares	2.09%	2.11%	N/A	N/A
FST Administration Shares	1.84%	1.86%	N/A	N/A
FST Service Shares	1.59%	1.60%	N/A	N/A
FST Preferred Shares	1.99%	2.01%	N/A	N/A
FST Select Shares	2.06%	2.08%	N/A	N/A
FS Money Market Fund:				
FST Shares	2.10%	2.12%	N/A	N/A
FST Administration Shares	1.85%	1.86%	N/A	N/A
FST Service Shares	1.60%	1.61%	N/A	N/A
FST Preferred Shares	2.00%	2.01%	N/A	N/A
FST Select Shares	2.07%	2.08%	N/A	N/A
FS Treasury Obligations Fund:				
FST Shares	1.86%	1.88%	N/A	N/A
FST Administration Shares	1.61%	1.62%	N/A	N/A
FST Service Shares	1.36%	1.37%	N/A	N/A
FST Preferred Shares	1.76%	1.78%	N/A	N/A
FST Select Shares	1.83%	1.85%	N/A	N/A

	Yield	Effective Yield	Tax-Equivalent Yield	Tax-Equivalent Effective Yield
FS Treasury Instruments Fund:				
FST Shares	1.63%	1.64%	N/A	N/A
FST Administration Shares	1.38%	1.39%	N/A	N/A
FST Service Shares	1.13%	1.14%	N/A	N/A
FST Preferred Shares	1.53%	1.54%	N/A	N/A
FST Select Shares	1.60%	1.61%	N/A	N/A
FS Government Fund:				
FS Shares	1.97%	1.99%	N/A	N/A
FST Administration Shares	1.72%	1.73%	N/A	N/A
FST Service Shares	1.47%	1.48%	N/A	N/A
FST Preferred Shares	1.87%	1.89%	N/A	N/A
FST Select Shares	1.94%	1.96%	N/A	N/A
FS Federal Fund:				
FST Shares	1.94%	1.96%	N/A	N/A
FST Administration Shares	1.69%	1.71%	N/A	N/A
FST Service Shares	1.44%	1.46%	N/A	N/A
FST Preferred Shares	1.84%	1.86%	N/A	N/A
FST Select Shares	1.91%	1.93%	N/A	N/A
FS Tax-Free Fund:				
FST Shares	1.51%	1.52%	2.47%	2.49%
FST Administration Shares	1.26%	1.27%	2.06%	2.08%
FST Service Shares	1.01%	1.02%	1.65%	1.67%
FST Preferred Shares	1.41%	1.42%	2.31%	2.33%
FST Select Shares	1.48%	1.49%	2.42%	2.44%

The quotations of tax-equivalent yield set forth above for the seven-day period ended December 31, 2001 are based on a federal marginal tax rate of 39.1%.

With respect to the ILA Tax-Exempt California Portfolio, the California top marginal State personal income tax rate of 9.3% is being assumed in addition to the 39.1% federal tax rate, for an effective combined tax rate of 44.76%. With respect to the ILA Tax-Exempt New York Portfolio, the tax-equivalent and tax-equivalent effective yields are being shown under three scenarios. The first scenario assumes, as noted above, a federal marginal tax rate of 39.1%, the second scenario assumes a New York State top marginal personal income tax rate of 6.85% for a combined effective tax rate of 43.27% (adjusted for the federal income tax benefit of deductible state and local taxes). The third scenario assumes a New York City top marginal personal income tax rate of 3.592% (which includes the additional New York City surcharge) in addition to the above federal and New York State tax rates, for a combined effective tax rate of 45.459% (adjusted for the federal income tax benefit of deductible state and local taxes). The combined tax rates assume full deductibility of state and, if applicable, city taxes in computing federal tax liability and do not incorporate the 3% phase-out for itemized deductions.

In addition, from time to time, advertisements or information may include a discussion of asset allocation models developed or recommended by GSAM and/or its affiliates, certain attributes or benefits to be derived from asset allocation strategies and the Goldman Sachs mutual funds that may form a part of such an asset allocation strategy. Such advertisements and information may also include a discussion of GSAM's current economic outlook and domestic and international market views and recommend periodic tactical modifications to current asset allocation strategies. Such advertisements and information may include other material which highlight or summarize the services provided in support of an asset allocation program.

From time to time any Series may publish an indication of its past performance as measured by independent sources such as (but not limited to) Lipper Analytical Services, Incorporated, Weisenberger Investment Companies Service, iMoneyNet, Inc.'s Money Fund Report, Barron's, Business Week, Changing Times, Financial World, Forbes, Money, Morningstar Mutual Funds, Micropal, Personal Investor, Sylvia Porter's Personal Finance, and The Wall Street Journal.

The Trust may also advertise information which has been provided to the NASD for publication in regional and local newspapers. In addition, the Trust may from time to time advertise a Series' performance relative to certain indices and benchmark investments, including (without limitation): inflation and interest rates, certificates of deposit (CDs), money market deposit accounts (MMDAs), checking accounts, savings accounts, repurchase agreements and information prepared by recognized mutual fund statistical services. The Trust may also compare a Series' performance with that of other mutual funds with similar investment objectives.

The composition of the investments in such mutual funds, comparative indices and the characteristics of such benchmark investments are not identical to, and in some cases are very different from, those of a Series. Indices and averages are generally unmanaged and the items included in the calculations of such indices and averages may not be identical to the formulas used by a Series to calculate its performance data.

A Series' performance data will be based on historical results and is not intended to indicate future performance. A Series' performance will vary based on market conditions, portfolio expenses, portfolio investments and other factors. Return for a Series will fluctuate unlike certain bank deposits or other investments which pay a fixed yield or return.

The Trust may also, at its discretion, from time to time make a list of a Series' holdings available to investors upon request. The Trust may from time to time summarize the substance of discussions contained in shareholder reports in advertisements and publish the Investment Adviser's views as to markets, the rationale for a Series' investments and discussions of a Fund's current holdings.

In addition, from time to time, quotations from articles from financial and other publications, such as those listed above, may be used in advertisements, sales literature and in reports to shareholders.

Information used in advertisements and materials furnished to present and prospective investors may include statements or illustrations relating to the appropriateness of certain types of securities and/or mutual funds to meet specific financial goals. Such information may address:

- cost associated with aging parents;

- funding a college education (including its actual and estimated cost);

- health care expenses (including actual and projected expenses);

- long-term disabilities (including the availability of, and coverage provided by, disability insurance);

- retirement (including the availability of social security benefits, the tax treatment of such benefits and statistics and other information relating to maintaining a particular standard of living and outliving existing assets);

- asset allocation strategies and the benefits of diversifying among asset classes;

- the benefits of international and emerging market investments;

- the effects of inflation on investing and saving;

- the benefits of establishing and maintaining a regular pattern of investing and the benefits of dollar-cost averaging; and

- measures of portfolio risk, including but not limited to, alpha, beta and standard deviation.

TAX INFORMATION

Note: The following summary and the tax summary in the Prospectuses are not intended as a substitute for careful tax planning. You should consult your tax adviser for information regarding all tax consequences applicable to your investments in the Funds.

Each Series is treated as a separate entity for tax purposes, has elected to be treated as a regulated investment company and intends to qualify for such treatment for each taxable year under Subchapter M of the Code. If for any taxable year a Series does not qualify as a regulated investment company, it will be taxed on all of its investment company taxable income and net capital gains at corporate rates without any deduction for dividends paid, its net tax-exempt interest (if any) may be subject to the alternative minimum tax, and its distributions to shareholders will be taxable as ordinary dividends to the extent of its current and accumulated earnings and profits.

There are certain tax requirements that all Series must follow in order to avoid federal taxation. In its efforts to adhere to these requirements, the Series may have to limit their investment activities in some types of instruments. In order to qualify as a regulated investment company, each Series must, among other things, (i) derive at least 90% of its gross income for the taxable year from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock or securities or certain other investments (the "90% Test"); and (ii) diversify its holdings so that, at the close of each quarter of its taxable year, (a) at least 50% of the market value of the Series' total gross assets is represented by cash and cash items (including receivables), U.S. Government securities, securities of other regulated investment companies and other securities limited, in respect of an y one issuer, to an amount not greater in value than 5% of the value of the Series' total assets, and (b) not more than 25% of the value of the Series' total (gross) assets is invested in the securities (other than U.S. Government securities and securities of other regulated investment companies) of any one issuer. For purposes of these requirements, participation interests will be treated as securities, and the issuer will be identified on the basis of market risk and credit risk associated with any particular interest. Certain payments received with respect to such interests, such as commitment fees and certain facility fees, may not be treated as income qualifying under the 90% test.

Each Series, as a regulated investment company, will not be subject to federal income tax on any of its taxable net investment income and net realized capital gains that are distributed to shareholders with respect to any taxable year in accordance with the Code's timing and other requirements, provided that the Series distributes at least 90% of its investment company taxable income (generally, all of its net taxable income other than "net capital gain," which is the excess of net long-term capital gain over net short-term capital loss) for such year and, in the case of any Series that earns tax-exempt interest, at least 90% of the excess of the tax-exempt interest it earns over certain disallowed deductions. A Series will be subject to federal income tax at regular corporate rates on any investment company taxable income or net capital gain that it does not distribute for a taxable year. In order to avoid a no ndeductible 4% federal excise tax, each Series must distribute (or be deemed to have distributed) by December 31 of each calendar year at least 98% of its taxable ordinary income for such year, at least 98% of the excess of its capital gains over its capital losses (generally computed on the basis of the one-year period ending on October 31 of such year), and all taxable ordinary income and the excess of capital gains over capital losses for the previous year that were not distributed in such year and on which the Series paid no federal income tax.

Dividends paid by a Series from taxable net investment income (including income attributable to accrued market discount and a portion of the discount on certain stripped tax-exempt obligations and their coupons) and the excess of net short-term capital gain over net long-term capital loss will be treated as ordinary income in the hands of shareholders. Such distributions will not qualify for the corporate dividends-received deduction. Dividends paid by a Series from the excess of net long-term capital gain (if any) over net short-term capital loss are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of a Series have been held by such shareholders, and also will not qualify for the corporate dividends-received deduction. A Series' net realized capital gains for a taxable year are computed by taking into account realized capital losses, including any capital loss carryforward of that Series. At December 31, 2001, the following Series had approximately the following amounts of capital loss carryforwards:

	Amount	Year of Expiration
ILA Prime Obligations Portfolio	$1,000	2009
ILA Tax-Exempt Diversified Portfolio	$4,000	2008
ILA Tax-Exempt California Portfolio	$9,000	2007-2008
ILA Tax-Exempt New York	$7,000	2008
FS Tax-Free Money Market Fund	$2,000	2008

Distributions paid by the ILA Tax-Exempt Diversified, ILA Tax-Exempt California, ILA Tax-Exempt New York Portfolios or FS Tax-Free Fund from tax-exempt interest received by them and properly designated as "exempt-interest dividends" will generally be exempt from regular federal income tax, provided that at least 50% of the value of the applicable Series' total assets at the close of each quarter of its taxable year consists of tax-exempt obligations, i.e., obligations described in Section 103(a) of the Code (not including shares of other regulated investment companies that may pay exempt-interest dividends, because such shares are not treated as tax-exempt obligations for this purpose). Dividends paid by the other Series from any tax-exempt interest they may receive will not be tax-exempt, because they will not satisfy the 50% requirement described in the preceding sentence. Tax-exempt distributions attributable to interest on certain "private activity bonds," if any, received by a Series may constitute tax preference items and may give rise to, or increase liability under, the alternative minimum tax for particular shareholders. In addition, all tax-exempt distributions of the Series may be considered in computing the "adjusted current earnings" preference item of their corporate shareholders in determining the corporate alternative minimum tax, and will be taken into account in determining the extent to which a shareholder's social security or certain railroad retirement benefits are taxable. To the extent that the ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio and FS Tax-Free Fund invest in certain short-term instruments, including repurchase agreements, the interest on which is not exempt from federal income tax, or earn other taxable income, any distributions of income from such investments or other taxable income will be taxable to shareholders as ordinary income. All or substantially all of any interest on indebtedness incurred directly or indirectly to purchase or carry shares of these Series will generally not be deductible. The availability of tax-exempt obligations and the value of the Series may be affected by restrictive tax legislation enacted in recent years.

In purchasing municipal obligations, the ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio and FS Tax-Free Fund rely on opinions of bond counsel as to the excludability of interest on such obligations from gross income for federal income tax purposes and, where applicable, the tax-exempt nature of such interest under the personal income tax laws of a particular state. These Series do not undertake independent investigations concerning the tax-exempt status of such obligations, nor do they guarantee or represent that bond counsels' opinions are correct. Bond counsels' opinions will generally be based in part upon covenants by the issuers and related parties regarding continuing compliance with federal tax requirements. Tax laws not only limit the purposes for which tax-exempt bonds may be issued and the supply of such bonds, but also contain numerous and complex requirements that must be satisfied on a continuing basis in order for bonds to be and remain tax-exempt. If the issuer of a bond or a user of a bond-financed facility fails to comply with such requirements at any time, interest on the bond could become taxable, retroactive to the date the obligation was issued. In that event, a portion of a Series' distributions attributable to interest the Series received on such bond for the current year and for prior years could be characterized or recharacterized as taxable income.

Distributions of net investment income and net realized capital gains will be taxable as described above, whether received in shares or in cash. Shareholders electing to receive distributions in the form of additional shares will have a cost basis in each share so received equal to the amount of cash they would have received had they elected to receive cash.

Certain Series may be subject to foreign taxes on their income (possibly including, in some cases, capital gains) from securities. Tax conventions between certain countries and the United States may reduce or eliminate such taxes in some cases. However, neither the Series nor its shareholders will be able to claim foreign tax credits with respect to any such taxes.

Redemptions (including exchanges) and other dispositions of shares in transactions that are treated as sales for tax purposes will generally not result in taxable gain or loss, provided that the Series successfully maintain a constant net asset value per share, but a loss may be recognized to the extent a contingent deferred sales charge ("CDSC") is imposed on the redemption or exchange of ILA Class B or Class C Shares. All or a portion of such a loss may be disallowed under applicable Code provisions in certain circumstances. For example, any loss realized by a shareholder of the ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio, and FS Tax Free Fund upon the sale of shares held for six months or less may be disallowed to the extent of any exempt-interest dividends received with respect to such shares. Moreover, any loss realized upon the redemption of share s within six months from the date of purchase of such shares and following receipt of a long-term capital gains distribution will be treated as long-term capital loss to the extent of such long-term capital gains distribution. Finally, any loss realized upon the redemption of shares within thirty days before or after the acquisition of other shares of the same Portfolio may be disallowed under the "wash sale" rules. Shareholders should consult their own tax advisers with reference to their circumstances to determine whether a redemption, exchange, or other disposition of Series' shares is properly treated as a sale for tax purposes.

All distributions (including exempt-interest dividends), whether received in shares or cash, must be reported by each shareholder who is required to file a federal income tax return. The Series will inform shareholders of the federal income tax status of their distributions after the end of each calendar year, including, in the case of the ILA Tax-Exempt Diversified Portfolio, ILA Tax-Exempt California Portfolio, ILA Tax-Exempt New York Portfolio and FS Tax-Free Fund, the amounts that qualify as exempt-interest dividends and any portions of such amounts that constitute tax preference items under the federal alternative minimum tax. Shareholders who receive exempt-interest dividends and have not held their shares of the applicable Series for its entire taxable year may have designated as tax-exempt or as a tax preference item a percentage of their distributions which is not exactly equal to a proportionate share of the amount of tax-exempt interest or tax preference income earned during the period of their investment in such Series. Each shareholder should consult his or her own tax adviser to determine the tax consequences of an investment in a Series in the shareholder's own state and locality.

Shares of a Series that pays primarily exempt-interest dividends would not be suitable for tax-exempt institutions and may not be suitable for retirement plans qualified under Section 401 of the Code, and individual retirement accounts or other tax-qualified plans because such plans and accounts or other tax-qualified plans are generally tax-exempt and, therefore, not only would the shareholder not gain any additional benefit from the Series' dividends being tax-exempt, but such dividends would be ultimately taxable to the beneficiaries when distributed. In addition, a Series that pays primarily exempt-interest dividends may not be an appropriate investment for entities which are "substantial users" of facilities financed by "private activity bonds" or "related persons" thereof. "Substantial user" is defined under U.S. Treasury Regulations to include a non-exempt person who (i) regu larly uses a part of such facilities in his or her trade or business and whose gross revenues derived with respect to the facilities financed by the issuance of bonds are more than 5% of the total revenues derived by all users of such facilities, (ii) occupies more than 5% of the usable area of such facilities, or (iii) are persons for whom such facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" include certain related natural persons, affiliated corporations, a partnership and its partners and an S corporation and its shareholders.

The foregoing discussion relates solely to U.S. federal income tax law as it applies to U.S. persons (*i.e.*, U.S. citizens and residents and U.S. domestic corporations, partnerships, trusts and estates) subject to tax under such law. The discussion does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies and financial institutions. Non-U.S. persons who fail to furnish a Series with the proper IRS Form W-8 (i.e., W-8 BCN, W-8 ECI, W-8 IMY or W-8 EXP) or an acceptable substitute may be subject to backup withholding at the specified rate of 30% for 2002 and 2003 on capital gain dividends and the proceeds of redemptions and exchanges. Also, non-U.S. shareholders may be subject to estate tax. Each shareholder who is not a U.S. person should consult his or her tax adviser regarding the U.S. and non-U.S. tax consequences of ownership of shares of and receipt of distributions from a Series.

State and Local

The Trust may be subject to state or local taxes in jurisdictions in which the Trust may be deemed to be doing business. In addition, in those states or localities which have income tax laws, the treatment of a Series and its shareholders under such laws may differ from their treatment under federal income tax laws, and an investment in the Series may have tax consequences for shareholders that are different from those of a direct investment in the Series' securities. Shareholders should consult their own tax advisers concerning these matters. For example, in such states or localities it may be appropriate for shareholders to review with their tax advisers the state income and, if applicable, intangible property tax consequences of investments by the Series in securities issued by the particular state or the U.S. government or its various agencies or instrumentalities, because many states (i) exempt from personal income tax distributions made by regulated investment companies from interest on obligations of the particular state or on direct U.S. government obligations and/or (ii) exempt from intangible property tax the value of the shares of such companies attributable to such obligations, subject to certain state-specific requirements and/or limitations. See also the discussion below of these applicable provisions in California and New York.

Provided that the Series qualify as regulated investment companies and incur no federal income tax liability, the Series may still be subject to New York State and City minimum taxes, which are small in amount.

California State Taxation. The following discussion of California tax law assumes that the ILA Tax-Exempt California Portfolio will be qualified as a regulated investment company under Subchapter M of the Code and will be qualified thereunder to pay exempt-interest dividends. The ILA Tax-Exempt California Portfolio intends to qualify for each taxable year under California law to pay "exempt-interest dividends" which will be exempt from the California personal income tax.

Individual shareholders of the ILA Tax-Exempt California Portfolio who reside in California will not be subject to California personal income tax on distributions received from the Portfolio to the extent such distributions are exempt-interest dividends attributable to interest on obligations the interest on which is exempt from California personal income tax provided that the Portfolio satisfies the requirement of California law that at least 50% of its assets at the close of each quarter of its taxable year be invested in such obligations and properly designates such exempt-interest dividends under California law.

Distributions from the ILA Tax-Exempt California Portfolio which are attributable to sources other than those described in the preceding sentence will generally be taxable to such shareholders as ordinary income. Moreover, California legislation which incorporates Subchapter M of the Code provides that capital gain dividends may be treated as long-term capital gains. Such gains are currently subject to personal income tax at ordinary income tax rates. Distributions other than exempt-interest dividends are includible in income subject to the California alternative minimum tax.

Distributions from investment income and long-term and short-term capital gains will generally not be excluded from taxable income in determining California corporate franchise taxes for corporate shareholders and will be treated as ordinary dividend income for such purposes. In addition, such distributions may be includible in income subject to the alternative minimum tax.

Interest on indebtedness incurred or continued by shareholders to purchase or carry shares of the ILA Tax-Exempt California Portfolio will not be deductible for California personal income tax purposes.

New York City and State Taxation. Individual shareholders who are residents of New York State will be able to exclude for New York State personal income tax purposes that portion of the exempt-interest dividends properly designated as such from the ILA Tax-Exempt New York Portfolio which is derived from interest on obligations of New York State and its political subdivisions and obligations of Puerto Rico, the U.S. Virgin Islands and Guam. Exempt-interest dividends may be properly designated as such only if, as anticipated, at least 50% of the value of the assets of the Portfolio are invested at the close of each quarter of its taxable year in obligations of issuers the interest on which is excluded from gross income for federal income tax purposes. Individual shareholders who are residents of New York City will also be able to exclude such income for New York City personal income tax purposes. Interest on indebtedness incurred or continued by a shareholder to purchase or carry shares of the ILA Tax-Exempt New York Portfolio is not deductible for New York State or New York City personal income tax purposes. Distributions from the ILA Tax-Exempt New York Portfolio which are attributable to sources other than those described in this paragraph will generally be taxable to such shareholders as ordinary income.

Long-term capital gains, if any, that are distributed by the ILA Tax-Exempt New York Portfolio and are properly designated as capital gain dividends will be treated as capital gains for New York State and New York City personal income tax purposes in the hands of New York State and New York City residents.

Shareholders should consult their tax advisers regarding the application of the provisions of tax law described in this Additional Statement in light of their particular tax situations.

This discussion of the tax treatment of the Portfolio and its shareholders is based on the tax laws in effect as of the date of this Additional Statement.

ORGANIZATION AND CAPITALIZATION

Each Series is a series of Goldman Sachs Trust, a Delaware business trust, established by a Declaration of Trust dated January 28, 1997. The Series were each previously a series of Goldman Sachs Money Market Trust, a Massachusetts business trust, and were reorganized into the Trust as of April 30, 1997.

The Trustees have authority under the Trust's Declaration of Trust to create and classify shares of beneficial interest in separate series, without further action by shareholders. The Act requires that where more than one class or series of shares exists, each class or series must be preferred over all other classes or series in respect of assets specifically allocated to such class or series. The Trustees also have authority to classify and reclassify any series of shares into one or more classes of shares. As of the date of this Additional Statement, the Trustees have authorized the issuance of up to four classes of shares of each of the ILA Portfolios: ILA Shares, ILA

Administration Shares, ILA Service Shares and ILA Cash Management Shares. In addition, the Trustees have authorized a fifth and sixth class of shares, ILA Class B Shares and ILA Class C Shares, with respect to the Prime Obligations Portfolio. As of the date of this Additional Statement, the Trustees have authorized the issuance of up to six classes of shares of each of the Financial Square Funds: FST Shares, FST Service Shares, FST Administration Shares, FST Preferred Shares, FST Select Shares and FST Capital Shares.

Each ILA Share, ILA Administration Share, ILA Service Share, ILA Class B Share, ILA Class C Share, ILA Cash Management Share, FST Share, FST Service Share, FST Administration Share, FST Preferred Share, FST Select Share and FST Capital Share of a Series represents an equal proportionate interest in the assets belonging to that class. It is contemplated that most shares (other than ILA Class B or Class C Shares) will be held in accounts of which the record owner is a bank or other institution acting, directly or through an agent, as nominee for its customers who are the beneficial owners of the shares or another organization designated by such bank or institution. ILA Class B and Class C Shares generally are only issued upon exchange from Class B or Class C Shares, respectively, of other Series of the Goldman Sachs mutual funds. ILA Shares and FST Shares may be purchased for accounts held in the name of an investor or instituti on that is not compensated by the Trust for services provided to the institution's investors.

ILA Administration Shares and FST Administration Shares may be purchased for accounts held in the name of an investor or an institution that provides certain shareholder administration services as described below to its customers who beneficially own ILA Administration Shares or FST Administration Shares.

ILA Administration Shares of each ILA Portfolio bear the cost of administration fees at the annual rate of up to .15 of 1% of the average daily net assets of such Shares. FST Administration Shares of a Financial Square Fund bear the cost of administration fees at the annual rate of up to .25 of 1% of the average daily net assets of such shares.

ILA Service Shares and FST Service Shares may be purchased for accounts held in the name of an institution that provides certain shareholder administration and personal and account maintenance services to its customers who beneficially own ILA Service Shares or FST Service Shares. ILA Service shares bear the cost of service fees and shareholder administration fees at the annual rate of up to .25% and .15%, respectively, of the average daily net assets attributable to ILA Service Shares. FST Service Shares of a Financial Square Fund bear the cost of service fees and shareholder administration fees at the annual rate of up to .25% and .25%, respectively, of the average daily net assets of such shares.

FST Preferred Shares may be purchased for accounts held in the name of an institution that provides certain shareholder administration services to its customers who beneficially own FST Preferred

Shares. FST Preferred Shares of a Financial Square Fund bear the cost of preferred administration fees at an annual rate of up to .10 of 1% of the average daily net assets of such shares of the particular Fund involved.

FST Select Shares may be purchased for accounts held in the name of an institution that provides certain shareholder administration services to its customers who beneficially own FST Select Shares. FST Select Shares of a Financial Square Fund bear the cost of select service fees at an annual rate of up to .03 of 1% of the average daily net assets of such shares.

FST Capital Shares may be purchased for accounts held in the name of an institution that provides certain shareholder administration services to its customers who beneficially own FST Capital Shares. FST Capital Shares of a Financial Square Fund bear the cost of capital administration fees at an annual rate of up to .15 of 1% of the average daily net assets of such shares.

ILA Class B Shares of the Prime Obligations Portfolio are sold subject to a CDSC up to 5.0%, and ILA Class C Shares are sold subject to a CDSC of 1.0% if redeemed within 12 months of purchase. ILA Class B and Class C Shares are sold primarily through brokers and dealers who are members of the National Association of Securities Dealers Inc. and certain other financial services firms that have sales arrangements with Goldman Sachs. ILA Class B and Class C Shares bear the cost of distribution (Rule 12b-1) fees at the aggregate rate of up to .75 of 1% of the average daily net assets attributable to ILA Class B and Class C Shares, respectively. ILA Class B and Class C Shares also bear the cost of service fees at an annual rate of up to .25 of 1% of the average daily net assets of the Prime Obligations Portfolio attributable to ILA Class B and Class C Shares.

ILA Cash Management Shares may be purchased for accounts held in the name of an institution that provides certain account administration and personal and account maintenance services to its customers who beneficially own ILA Cash Management Shares. ILA Cash Management Shares bear the cost of account service fees at an annual rate of up to .50% of the average daily net assets of the Series attributable to such shares. ILA Cash Management Shares also bear the cost of distribution (Rule 12b-1) fees at a maximum annual rate of .50 of 1% of the average daily net assets attributable to ILA Cash Management Shares.

In addition, each class of ILA Shares bears its own transfer agency expenses.

It is possible that an institution or its affiliates may offer different classes of shares to its customers and thus receive different compensation with respect to different classes of shares of the same Series. In the event a Series is distributed by salespersons or any other persons, they may receive different compensation with respect to different classes of shares of the Series. ILA Administration Shares, ILA Service Shares, ILA Class B Shares, ILA Class C Shares, ILA Cash Management Shares, FST Service Shares, FST Administration Shares, FST Preferred Shares, FST Select Shares and FST Capital Shares each have certain exclusive voting rights on matters relating to their respective plans. Shares of each class may be exchanged for shares of the same class of another Goldman Sachs Fund. Except as described above, the classes of shares are identical. Certain aspects of the shares may be altered, after advance notice to shareholders, if it is deemed necessary in order to satisfy certain tax regulatory requirements.

Rule 18f-2 under the Act provides that any matter required to be submitted by the provisions of the Act or applicable state law, or otherwise, to the holders of the outstanding voting securities of an investment company such as the Trust shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each class or series affected by such matter. Rule 18f-2 further provides that a class or series shall be deemed to be affected by a matter unless the interests of each class or series in the matter are substantially identical or the matter does not affect any interest of such class or series. However, Rule 18f-2 exempts the selection of independent public accountants, the approval of principal distribution contracts and the election of trustees from the separate voting requirements of Rule 18f-2.

When issued for the consideration described in the Series' Prospectus, shares are fully paid and non-assessable. The Trustees may, however, cause shareholders, or shareholders of a particular series or class, to pay certain custodian, transfer, serving or similar agent charges by setting off the same against declared but unpaid dividends or by reducing share ownership (or by both means). In the event of liquidation, shareholders of each class are entitled to share pro rata in the net assets of the applicable Series available for distribution to the shareholders of such class. All shares are freely transferable and have no preemptive, subscription or conversion rights.

In the interest of economy and convenience, the Trust does not issue certificates representing interests in the Series' or shares. Instead, the transfer agent maintains a record of each shareholder's ownership. Each shareholder receives confirmation of purchase and redemption orders from the transfer agent. Shares representing interests in a particular Series and any dividends and distributions paid by a Series are reflected in account statements from the transfer agent.

The Trust is not required to hold annual meetings of shareholders and does not intend to hold such meetings. In the event that a meeting of shareholders is held, each share of the Trust will be entitled, as determined by the Trustees without the vote or consent of shareholders, either to one vote for each share or to one vote for each dollar of net asset value represented by such shares on all matters presented to shareholders including the election of Trustees (this method of voting being referred to as "dollar based voting"). However, to the extent required by the Act or otherwise determined by the Trustees, series and classes of the Trust will vote separately from each other. Shareholders of the Trust do not have cumulative voting rights in the election of

Trustees. Meetings of shareholders of the Trust, or any series or class thereof, may be called by the Trustees, certain officers or upon the written request of holders of 10% or more of the shares entitled to vote at such meetings. The Trustees will call a special meeting of shareholders for the purpose of electing Trustees if, at any time, less than a majority of Trustees holding office at the time were elected by shareholders. The shareholders of the Trust will have voting rights only with respect to the limited number of matters specified in the Declaration of Trust and such other matters as the Trustees may determine or may be required by law.

The Declaration of Trust provides for indemnification of Trustees, officers and agents of the Trust unless the recipient is adjudicated (i) to be liable by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office or (ii) not to have acted in good faith in the reasonable belief that such person's actions were in the best interest of the Trust. The Declaration of Trust provides that, if any shareholder or former shareholder of any series is held personally liable solely by reason of being or having been a shareholder and not because of the shareholder's acts or omissions or for some other reason, the shareholder or former shareholder (or heirs, executors, administrators, legal representatives or general successors) shall be held harmless from and indemnified against all loss and expense arising from such liability. The Trust acti ng on behalf of any affected series, must, upon request by such shareholder, assume the defense of any claim made against such shareholder for any act or obligation of the series and satisfy any judgment thereon from the assets of the series.

The Declaration of Trust permits the termination of the Trust or of any series or class of the Trust (i) by a majority of the affected shareholders at a meeting of shareholders of the Trust, series or class; or (ii) by a majority of the Trustees without shareholder approval if the Trustees determine, in their sole discretion, that such action is in the best interest of the Trust, such Series, such class or their shareholders. The Trustees consider such factors as they in their discretion deem appropriate in making such determination including (i) the inability of the Trust or any respective series or class to maintain its assets at an appropriate size; (ii) changes in laws or regulations governing the Trust, or any series or class thereof, or affecting assets of the type in which it invests; or (iii) economic developments or trends having a significant adverse impact on their business or operations.

The Declaration of Trust authorizes the Trustees without shareholder approval to cause the Trust, or any series thereof, to merge or consolidate with any corporation, association, trust or other organization or sell or exchange all or substantially all of the property belonging to the Trust or any series thereof. In addition, the Trustees, without shareholder approval, may adopt a "master-feeder" structure by investing all or a portion of the assets of a series of the Trust in the securities of another open-end investment company.

The Declaration of Trust permits the Trustees to amend the Declaration of Trust without a shareholder vote. However, shareholders of the Trust have the right to vote on any amendment (i) that would affect the voting rights of shareholders; (ii) that is required by law to be approved by shareholders; (iii) that would amend the voting provisions of the Declaration of Trust; or (iv) that the Trustees determine to submit to shareholders.

The Trustees may appoint separate Trustees with respect to one or more series or classes of the Trust's shares (the "Series Trustees"). To the extent provided by the Trustees in the appointment of Series Trustees, Series Trustees (i) may, but are not required to, serve as Trustees of the Trust or any other series or class of the Trust; (ii) may have, to the exclusion of any other Trustee of the Trust, all the powers and authorities of Trustees under the Declaration of Trust with respect to any other series or class; and/or (iii) may have no power or authority with respect to any other series or class. The Trustees are not currently considering the appointment of Series Trustees for the Trust.

As of July 31, 2002, the entity noted below owned of record or beneficially 5% or more of the outstanding shares of the ILA Prime Obligations Portfolio: Goldman Sachs & Co., 85 Broad Street, New York, NY 10004-2434 (27%).

As of July 31, 2002, the entity noted below owned of record or beneficially 5% or more of the outstanding shares of the ILA Government Portfolio: The Oakmark Funds, Anne Regan, c/o Harris Associates, 2 N. LaSalle St., Chicago, IL 60602-3702 (44%).

As of July 31, 2002, the entities noted below owned of record or beneficially 5% or more of the outstanding shares of the ILA Treasury Obligations Portfolio: Hare & Co., c/o The Bank of New York, Attn.: Short-Term Investments, 1 Wall Street, Floor 2, New York, NY 10286-0001 (79%); LaSalle Bank NA, Chicago Deferred Exchange, P.O. Box 1443, Chicago, IL 60690-1443 (5%).

As of July 31, 2002, the entities noted below owned of record or beneficially 5% or more of the outstanding shares of the ILA Treasury Instruments Portfolio: Hare & Co., c/o The Bank of New York, Attn.: Short-Term Investments, 1 Wall Street, Floor 2, New York, NY 10286-0001 (64%); Thereon Biologics Corporation, 76 Rogers Street, Cambridge, MA 02142-1119 (6%).

As of July 31, 2002, no entities owned of record or beneficially 5% or more of the outstanding shares of the : ILA Money Market Portfolio; ILA Federal Portfolio; ILA Tax-Exempt Diversified Portfolio; ILA Tax-Exempt California Portfolio; or ILA Tax-Exempt New York Portfolio.

As of July 31, 2002, the entity noted below owned of record or beneficially 5% or more of the outstanding shares of the FS Money Market Fund: Hare & Co., c/o The Bank of New York, Attn.: Short-Term Investments, 1 Wall Street, Floor 2, New York, NY 10286-0001 (6%).

As of July 31, 2002, the entities noted below owned of record or beneficially 5% or more of the outstanding shares of the FS Treasury Obligations Fund: Commerce Bank, as Trustee, Corporate Trust Services, 1701 Rt. 70 East, Cherry Hill, NJ 08003-2390 (9%); Comdisco Inc., Attn.: Caroline Walters, 6111 N. River Road, Rosemont, IL 60018-5158 (10%); Mori & Co., Attn.: Trust Operations, Commerce Bank of Kansas City, P.O. Box 13366, Kansas City, MO 64199-3366 (7%); Amalgamated Bank of Chicago, Attn: Debra Outlaw – 3 rd Floor, One West Monroe Street, Chicago, IL 60603-5384 (7%).

As of July 31, 2002, the entities noted below owned of record or beneficially 5% or more of the outstanding shares of the FS Treasury Instruments Fund: City National Bank, Fiduciary for Various Accounts, Attn.: Trust OPS/ACM Funds, P.O. Box 60520, Los Angeles, CA 90060-0520 (12%); Harris Trust & Savings Bank, Attn: Elliott A. Yurman, Mutual Funds Unit-LLE, P.O. Box 71940, Chicago, IL 60694-1940 (11%); Esor & Co., c/o Associated Bank Green Bay, Attn.: Trust Operations, P.O. Box 19006, Green Bay, WI 54307-9006 (8%); Calhoun & Co., c/o Comerica Bank, Attn.: Fund Production Unit, Mail Code 3453, 411 W. Lafayette Blvd., 48226-3120 (7%); NCT & Co. of Fargo, C/O Northern Capital Trust, P.O. Box 829, Fargo, ND 58107-0829 (5%).

As of July 31, 2002, the entities noted below owned of record or beneficially 5% or more of the outstanding shares of the FS Government Fund: FleetBoston Mailstop MADE10013H, 100 Federal Street, Boston, MA 02110-1802 (13%); Bastogne Inc., 2920 N. Green Valley Parkway, Building 3, Suite 321-20, Henderson, NV 89014-0406 (9%); Amalgamated Bank of Chicago, Attn: Debra Outlaw - 3rd Floor, 1 W. Monroe Street, Chicago, IL 60603-5384 (6%).

As of July 31, 2002, no entities owned of record or beneficially 5% or more of the outstanding shares of the FS Federal Fund, FS Tax-Free Money Market Fund or FS Prime Obligations Fund.

Shareholder and Trustee Liability

Under Delaware law, the shareholders of the Series are not generally subject to liability for the debts or obligations of the Trust. Similarly, Delaware law provides that a series of the Trust will not be liable for the debts or obligations of any other series of the Trust. However, no similar statutory or other authority limiting business trust shareholder liability exists in many other states. As a result, to the extent that a Delaware business trust or a shareholder is subject to the jurisdiction of courts of such other states, the courts may not apply Delaware law and may thereby subject the Delaware business trust shareholders to liability. To guard against this risk, the Declaration of Trust contains express disclaimer of shareholder liability for acts or obligations of a Series. Notice of such disclaimer will normally be given in each agreement, obligation or instrument entered into or executed by a Series or the Trustees. The Declaration of Trust provides for indemnification by the relevant Series for all loss suffered by a shareholder as a result of an obligation of the Series. The Declaration of Trust also provides that a Series shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Series and satisfy any judgment thereon. In view of the above, the risk of personal liability of shareholders of a Delaware business trust is remote.

In addition to the requirements set forth under Delaware law, the Declaration of Trust provides that shareholders of a Series may bring a derivative action on behalf of the Series only if the following conditions are met: (i) shareholders eligible to bring such derivative action under Delaware law who hold at least 10% of the outstanding shares of the Series, or 10% of the outstanding shares of the class to which such action relates, shall join in the request for the Trustees to commence such action; and (ii) the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The Trustees will be entitled to retain counsel or other advisers in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such investment advisers in the event that the Trustees determine not to bring such action.

The Declaration of Trust further provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

CUSTODIAN AND SUBCUSTODIAN

State Street Bank and Trust Company ("State Street") has been retained to act as custodian of the Series' assets. In that capacity, State Street maintains the accounting records and calculates the daily net asset value per share of the Series. Its mailing address is P.O. Box 1713, Boston, MA 02105. State Street has appointed The Northern Trust Company, 50 South LaSalle Street, Chicago, Illinois 60675 as subcustodian to hold cash and certain securities purchased by the Trust.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP, independent accountants, 160 Federal Street, Boston, MA 02110, have been selected as accountants of the Series of the Trust for the fiscal year ending December 31, 2002. In addition to audit services, PricewaterhouseCoopers LLP will prepare the Series' federal and state tax returns, and will provide consultation and assistance on accounting, internal control and related matters. The financial statements of the Series for the fiscal years or periods ended on or before December 31, 1999, and the data set forth under "Financial Highlights" in the Prospectuses for the fiscal years or periods ended on or before December 31, 1999, were audited by the Series' former accountants.

FINANCIAL STATEMENTS

The audited financial statements and related report of PricewaterhouseCoopers LLP, independent accountants, contained in the 2001 Annual Reports for the Financial Square Funds and the ILA Portfolios are hereby incorporated by reference. The financial statements in the Annual Reports for these Series have been incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. No other portions of the Series' Annual Reports are incorporated herein by reference. A copy of the Annual Reports may be obtained without charge by writing Goldman, Sachs & Co., 4900 Sears Tower, Chicago, Illinois 60606 or by calling Goldman, Sachs & Co., at the telephone number on the back cover of each Series' Prospectus.

OTHER INFORMATION

The Investment Adviser, Distributor and/or their affiliates may pay, out of their own assets, compensation to Authorized Dealers, service organizations and financial intermediaries ("Intermediaries") in connection with the sale, distribution and/or servicing of shares of the Series. These payments ("Additional Payments") would be in addition to the payments by the Series described in the Series' Prospectuses and this Additional Statement for distribution and shareholder servicing and processing. These Additional Payments may take the form of "due diligence" payments for an institution's examination of the Series and payments for providing extra employee training and information relating to the Series; "listing" fees for the placement of the Series on a dealer's list of mutual funds available for purchase by its customers; "finders" or "referral " fees for directing investors to the Series; "marketing support" fees for providing assistance in promoting the sale of the Series' shares; and payments for the sale of shares and/or the maintenance of share balances. In addition, the Investment Adviser, Distributor and/or their affiliates may make Additional Payments for subaccounting, administrative and/or shareholder processing services that are in addition to any shareholder servicing and processing fees paid by the Series. The Additional Payments made by the Investment Adviser, Distributor and their affiliates may be a fixed dollar amount, may be based on the number of customer accounts maintained by an Intermediary, or may be based on a percentage of the value of shares sold to, or held by, customers of the Intermediary involved, and may be different for different Intermediaries. Furthermore, the Investment Adviser, Distributor and/or their affiliates may contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The Investment Adviser, Distributor and their affiliates may also pay for the travel expenses, meals, lodging and entertainment of Intermediaries and their salespersons and guests in connection with educational, sales and promotional programs, subject to applicable NASD regulations. The Distributor currently expects that additional sales bonuses or incentives will not exceed 0.50% of the amount of any sales.

As stated in the Prospectuses, the Trust may authorize service organizations and other institutions that provide recordkeeping, reporting and processing services to their customers to accept on the Trust's behalf purchase, redemption and exchange orders placed by or on behalf of their customers and, if approved by the Trust, to designate other intermediaries to accept such orders. These institutions may receive payments from the Trust or Goldman Sachs for their services. In some, but not all, cases these payments will be pursuant to an Administration, Distribution, Service, Shareholder Administration, Capital Administration or Select Plan described in the Prospectuses and the following sections. Certain Service organizations or institutions may enter into sub-transfer agency agreements with the Trust or Goldman Sachs with respect to their services.

The Prospectuses and this Additional Statement do not contain all the information included in the Registration Statement filed with the SEC under the 1933 Act with respect to the securities offered by the Prospectuses. Certain portions of the Registration Statement have been omitted from the Prospectuses and this Additional Statement pursuant to the rules and regulations of the SEC.

The Registration Statement including the exhibits filed therewith may be examined at the office of the SEC in Washington, D.C.

Statements contained in the Prospectuses or in this Additional Statement as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which the Prospectuses and this Additional Statement form a part, each such statement being qualified in all respects by such reference.

ADMINISTRATION PLANS
(ILA Administration,
FST Administration and FST Preferred Shares Only)

The Trust, on behalf of each ILA Portfolio and Financial Square Fund, has adopted an administration plan with respect to the ILA Administration Shares (the "ILA Administration Plan"), FST Administration Shares (the "FST Administration Plan") and FST Preferred Shares (the "FST Preferred Plan," together with the ILA Administration Plan and the FST Administration Plan, the "Administration Plans"). The Administration Plans authorize the ILA Portfolios and Financial Square Funds to compensate service organizations for providing certain shareholder administration services to their customers who are beneficial owners of such shares.

Pursuant to the Administration Plans, the Trust, on behalf of each Series, enters into agreements with service organizations which purchase ILA Administration Shares, FST Administration Shares or FST Preferred Shares on behalf of their customers ("Service Agreements"). Under such Service Agreements, the service organizations may agree to: (i) act, directly or through an agent, as the shareholder of record and nominee for customers, (ii) maintain, or assist in maintaining, account records for customers who beneficially own ILA Administration Shares, FST Administration Shares or FST Preferred Shares and (iii) receive and transmit, or assist in receiving and transmitting, funds for share purchases and redemptions. In addition, with respect to ILA Administration Shares and FST Administration Shares, service organizations may agree to: (i) process, or assist in processing, dividend payments on behalf of customers, and (ii) perform other related services which do not constitute "personal and account maintenance services" within the meaning of the National Association of Securities Dealers, Inc.'s Conduct Rules.

As compensation for such services, the Trust on behalf of each ILA Portfolio and Financial Square Fund pays each service organization an administration fee in an amount up to .15% (on an annualized basis) of the average daily net assets of the ILA Administration Shares of each ILA Portfolio, .25% (on an annualized basis) of the average daily net assets of the FST Administration Shares and .10% (on an annualized basis) of the average daily net assets of the FST Preferred Shares of each Financial Square Fund, attributable to or held in the name of such service organization for its customers. The Trust, on behalf of the Series, accrues payments made to a service organization pursuant to a Service Agreement daily. All inquiries of beneficial owners of ILA Administration Shares, FST Administration Shares and FST Preferred Shares should be directed to the owners' service organization.

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For the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999 the amount of the administration fees paid by each ILA Portfolio under its ILA Administration Plan to service organizations was as follows:

	2001	2000	1999
ILA Prime Obligations Portfolio	$ 143,157	$ 73,504	$ 57,419
ILA Money Market Portfolio	514,172	142,101	53,223
ILA Treasury Obligations Portfolio	23,420	30,315	90,628
ILA Treasury Instruments Portfolio	33,518	50,634	127,026
ILA Government Portfolio	6,600	6,528	9,844
ILA Federal Portfolio	1,108,002	226,105	293,344
ILA Tax-Exempt Diversified Portfolio	354,288	124,154	48,148
ILA Tax-Exempt California Portfolio	79,633	25,393	19,940
ILA Tax-Exempt New York Portfolio	136,217	66,757	30,750

For the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999 the amount of administration fees paid by each Financial Square Fund under its FST Administration Plan to service organizations was as follows:

	2001	2000	1999
FS Prime Obligations Fund	$5,916,863	$3,791,787	$1,608,204
FS Money Market Fund	1,239,269	1,115,735	1,171,166
FS Treasury Obligations Fund	3,736,162	3,289,240	2,716,747
FS Government Fund	2,479,853	1,512,730	1,241,755
FS Tax Free Fund	285,756	227,805	352,368
FS Treasury Instruments Fund	473,379	67,089	138,125
FS Federal Fund	2,339,589	1,811,824	1,541,602

For the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999 the amount of administration fees paid by each Financial Square Fund under its FST Preferred Plan was as follows:

	2001	2000	1999
FS Prime Obligations Fund	$793,217	$435,875	$271,735
FS Money Market Fund	220,363	213,967	182,474
FS Treasury Obligations Fund	268,557	397,719	282,021
FS Government Fund	647,613	441,156	193,925
FS Tax Free Fund	13,695	32,449	45,428
FS Treasury Instruments Fund	41,373	595	92
FS Federal Fund	174,105	107,727	74,134

Conflict of interest restrictions (including the Employee Retirement Income Security Act of 1974) may apply to a service organization's receipt of compensation paid by the Trust in connection with the investment of fiduciary funds in ILA Administration Shares, FST Administration Shares and FST Preferred Shares.Service organizations, including banks regulated by the Comptroller of the Currency, the Federal Reserve Board or the Federal Deposit Insurance Corporation, and investment advisers and other money managers subject to the jurisdiction of the SEC, the Department of Labor or State Securities Commissions, are urged to consult legal advisers before investing fiduciary assets in ILA Administration Shares, FST

Administration Shares or FST Preferred Shares. In addition, under some state securities laws, banks and other financial institutions purchasing ILA Administration Shares, FST Administration Shares or FST Preferred Shares on behalf of their customers may be required to register as dealers.

The Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Administration Plans or the related Service Agreements (the "Non-Interested Trustees"), most recently voted to approve the Administration Plans and Service Agreements at a meeting called for the purpose of voting on such Administration Plans and Service Agreements on April 24, 2002. The Administration Plans and Service Agreements will remain in effect until May 1, 2003, and continue in effect thereafter only if such continuance is specifically approved annually by a vote of the Trustees in the manner described above.

An Administration Plan may not be amended to increase materially the amount to be spent for the services described therein, and other material amendments of the Administration Plan may not be made, unless approved by the Trustees in the manner described above. An Administration Plan may be terminated at any time by a majority of the Non-Interested Trustees as described above or by vote of a majority of the outstanding ILA Administration Shares, FST Administration Shares or FST Preferred Shares of the affected Series. The Service Agreements may be terminated at any time, without payment of any penalty, by vote of a majority of the Non-Interested Trustees as described above or by a vote of a majority of the outstanding ILA Administration Shares, FST Administration Shares or FST Preferred Shares of the affected Series on not more than sixty (60) days' written notice to any other party to the Service Agreements. The Service Agreements will terminate automatically if assigned. So long as the Administration Plans are in effect, the selection and nomination of those Trustees who are not interested persons will be committed to the discretion of the non-interested Trustees of the Trust. The Trustees have determined that, in their judgment, there is a reasonable likelihood that the Administration Plans will benefit the Series and holders of ILA Administration Shares, FST Administration Shares and FST Preferred Shares of such Series.

SERVICE AND SHAREHOLDER ADMINISTRATION PLANS
(ILA Service Shares and FST Service Shares Only)

The Trust has adopted a service plan and a separate shareholder administration plan on behalf of each Financial Square Fund with respect to the FST Service Shares (the "FST Plans") and on behalf of each ILA Portfolio with respect to the ILA Service Shares (the "ILA Plans" and together with the FST Plans, the "Service Plans"). The Service Plans authorize the Series to compensate service organizations for providing certain personal and account maintenance services and shareholder administration services to their customers who are or may become beneficial owners of such shares. Pursuant to the Service Plans, the Trust, on behalf of each ILA Portfolio or Financial Square Fund, enters into agreements with service organizations which purchase ILA Service Shares or FST Service Shares on behalf of their customers ("Service Agreements"). Under such Service Agreements, the service organizations may perform some or all of the following services:

(i)   Personal and account maintenance services, including: (a) providing facilities to answer inquiries and respond to correspondence with customers and other investors about the status of their accounts or about other aspects of the Trust or the applicable Series; (b) acting as liaison between the service organization's customers and the Trust, including obtaining information from the Trust and assisting the Trust in correcting errors and resolving problems; (c) providing such statistical and other information as may be reasonably requested by the Trust or necessary for the Trust to comply with applicable federal or state law; (d) responding to investor requests for prospectuses; (e) displaying and making prospectuses available on the service organization's premises; and (f) assisting customers in completing application forms, selecting dividend and other account options and opening custody accounts with the service organization.

(ii)   Shareholder administration services, including: (a) acting or arranging for another party to act, as recordholder and nominee of the Service Shares beneficially owned by the service organization's customers; (b) establishing and maintaining, or assist in establishing and maintaining, individual accounts and records of customers who beneficially own ILA Service Shares or FST Service Shares; (c) processing, or assist in processing, confirmations concerning customer orders to purchase, redeem and exchange ILA Service Shares or FST Service Shares; (d) receiving and transmitting, or assist in receiving and transmitting, funds representing the purchase price or redemption proceeds of such ILA Service Shares or FST Service Shares; (e) processing dividend payments on behalf of customers; and (f) performing other related services which do not constitute "any activity which is primarily intended to result in the sale of shares" within the meaning of Rule 12b-1 under the Act or "personal and account maintenance services" within the meaning of the National Association of Securities Dealers, Inc.'s Conduct Rules.

As compensation for such services, (i) the Trust on behalf of each ILA Portfolio pays each service organization a service fee in an amount up to .25% (on an annualized basis) and a shareholder administration fee in an amount up to .15% (on an annualized basis) of the average daily net assets of the ILA Service Shares of each ILA Portfolio attributable to or held in the name of such service organization for its customers; and (ii) the Trust, on behalf of each Financial Square Fund, pays each service organization a service fee in an amount up to .25% (on an annualized basis) and a shareholder administration fee in an amount up to .25% (on an annualized basis) of the average daily net assets of the FST Service Shares of each Financial Square Fund attributable to or held in the name of such service organization for its customers. The Trust, on behalf of the Series, accrues payments made to a service organization pursuant to a Service Agreement daily. All inquiries of beneficial owners of ILA Service Shares and FST Service Shares should be directed to the owners' service organization.

For the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999, the amount of the fees paid by each ILA Portfolio then in existence to service organizations pursuant to the ILA Plans was as follows:

	2001	2000	1999
ILA Prime Obligations Portfolio	$ 521,363	$ 386,694	$ 417,319
ILA Money Market Portfolio	1,361,584	1,448,818	1,290,742
ILA Treasury Obligations Portfolio	3,551,645	1,341,792	234,094
ILA Treasury Instruments Portfolio	695,529	437,100	1,292,984
ILA Government Portfolio	214,372	241,575	366,922
ILA Federal Portfolio	1,075,851	1,114,485	1,110,241
ILA Tax-Exempt Diversified Portfolio	124,583	76,396	111,352
ILA Tax-Exempt California Portfolio	949	22,409	33,838
ILA Tax-Exempt New York Portfolio	4,287	227	0

For the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999, the amount of fees paid by each Financial Square Fund to service organizations pursuant to the FST Plans was as follows:

	2001	2000	1999
FS Prime Obligations Fund	$5,432,515	$3,762,242	$2,388,719
FS Money Market Fund	2,103,663	1,923,682	1,792,922
FS Treasury Obligations Fund	3,816,336	2,712,036	2,620,099
FS Government Fund	2,604,608	1,572,949	3,617,320
FS Tax-Free Fund	388,709	318,134	275,997
FS Treasury Instruments Fund	337,325	223,983	91,522
FS Federal Fund	3,650,938	2,866,508	1,981,259

The Trust has adopted each Service Plan (but not the Shareholder Administration Plan) pursuant to Rule 12b-1 under the Act in order to avoid any possibility that payments to the service organizations pursuant to the Service Agreements might violate the Act. Rule 12b-1, which was adopted by the SEC under the Act, regulates the circumstances under which an investment company such as the Trust may bear expenses associated with the distribution of its securities. In particular, such an investment company cannot engage directly or indirectly in financing any activity which is primarily intended to result in the sale of securities issued by the company unless it has adopted a plan pursuant to, and complies with the other requirements of, such Rule. The Trust believes that fees paid for the services provided in the Service Plans and described above are not expenses incurred primarily for effecting the distribution of ILA Service

Shares or FST Service Shares. However, should such payments be deemed by a court or the SEC to be distribution expenses, such payments would be duly authorized by the Service Plans.

Conflict of interest restrictions (including the Employee Retirement Income Security Act of 1974) may apply to a service organization's receipt of compensation paid by the Trust in connection with the investment of fiduciary funds in ILA Service Shares or FST Service Shares. Service organizations, including banks regulated by the Comptroller of the Currency, the Federal Reserve Board or the Federal Deposit Insurance Corporation, and investment advisers and other money managers subject to the jurisdiction of the SEC, the Department of Labor or State Securities Commissions, are urged to consult legal advisers before investing fiduciary assets in ILA Service Shares or FST Service Shares. In addition, under some state securities laws, banks and other financial institutions purchasing ILA Service Shares or FST Service Shares on behalf of their customers may be required to register as dealers.

The Trustees of the Trust, including a majority of the Non-Interested Trustees, most recently voted to approve the Plans and Service Agreements at a meeting called for the purpose of voting on such Plans and Service Agreements on April 24, 2002. The ILA Plan and FST Plan and related Service Agreements will remain in effect until May 1, 2003. The Plans and related Service Agreements will continue in effect thereafter only if such continuance is specifically approved annually by a vote of the Trustees in the manner described above.

A Service Plan may not be amended (but the Shareholder Administration Plan may be amended) to increase materially the amount to be spent for the services described therein without approval of the ILA Service Shareholders or FST Service Shareholders of the affected Series, and all material amendments of a Plan must also be approved by the Trustees in the manner described above. A Service Plan may be terminated at any time by a majority of the Board of Trustees as described above or by vote of a majority of the outstanding ILA Service Shares or FST Service Shares of the affected Series. The Service Agreements may be terminated at any time, without payment of any penalty, by vote of a majority of the Board of Trustees as described above or by a vote of a majority of the outstanding ILA Service Shares or FST Service Shares of the affected Series on not more than sixty (60) days' written notice to any other party to the Service Agreements. The Service Agreements shall terminate automatically if assigned. So long as the Service Plans are in effect, the selection and nomination of those Trustees who are not interested persons shall be determined by the discretion of the non-interested Trustees of the Trust. The Trustees have determined that, in their judgment, there is a reasonable likelihood that the Service Plans will benefit the Series and holders of ILA Service Shares and FST Service Shares of such Series.

SELECT PLAN
(FST Select Shares Only)

The Trust, on behalf of the FS Prime Obligations, FS Money Market, FS Treasury Obligations, FS Treasury Instruments, FS Government, FS Federal and FS Tax-Free Funds has adopted a select plan with respect to the FST Select Shares (the "FST Select Plan ") which authorizes the Financial Square Funds to compensate service organizations for providing certain shareholder administration services to their customers who are beneficial owners of such shares. Pursuant to the Select Plan, the Trust, on behalf of such Series, enters into agreements with service organizations that purchase FST Select Shares on behalf of their customers ("Service Agreements"). Under such Service Agreements, the service organizations may agree to: (i) act, directly or through an agent, as the shareholder of record and nominee for customers, (ii) maintain, or assist in maintaining, account records for customers who beneficially own FST Select Shares, and (iii) receive and transmit, or assist in receiving and transmitting, funds for share purchases and redemptions. As compensation for such services, the Trust on behalf of each Financial Square Fund pays each service organization an administration fee in an amount up to .03 of 1% (on an annualized basis) of the average daily net assets of the FST Select Shares of each Financial Square Fund, attributable to or held in the name of such service organization for its customers. The Trust, on behalf of the Series, accrues payments made pursuant to a Service Agreement daily. All inquiries of beneficial owners of Select Shares should be directed to the owners' service organizations.

For the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999, the amount of fees paid by each Financial Square Fund to service organizations pursuant to the FST Select Plan was as follows:

	2001	2000	1999
FS Prime Obligations Fund	$37,484	$11,388	N/A
FS Money Market Fund	12,362	1,532	N/A
FS Treasury Obligations Fund	633	—	N/A
FS Government Fund	8,586	710	N/A
FS Tax-Free Fund	—	—	N/A
FS Treasury Instruments Fund	527	—	N/A
FS Federal Fund	38,618	—	N/A

FST Select Shares commenced operations on January 31, 2000.

Conflict of interest restrictions (including the Employee Retirement Income Security Act of 1974) may apply to a service organization's receipt of compensation paid by the Trust in connection with the investment of fiduciary funds in FST Select Shares. Service organizations, including banks regulated by the Comptroller of the Currency, the Federal Reserve Board or the Federal Deposit Insurance Corporation, and investment advisers and other money managers subject to the jurisdiction of the SEC, the Department of Labor or State Securities Commissions, are urged to consult legal advisers before investing fiduciary assets in FST Select Shares. In addition, under some state securities laws, banks and other financial institutions purchasing FST Select Shares on behalf of their customers may be required to register as dealers.

The Trustees of the Trust, including a majority of the Non-Interested Trustees, most recently voted to approve the Select Plan and Service Agreements at a meeting called for the purpose of voting on the Select Plan and Service Agreements on April 24, 2002. The FST Select Plan and Service Agreements will remain in effect until May 1, 2003. The Select Plan and Service Agreements will continue in effect thereafter only if such continuance is specifically approved annually by a vote of the Trustees in the manner described above.

The Select Plan may not be amended to increase materially the amount to be spent for the services described therein, and other material amendments of the Plan may not be made, unless approved by the Trustees in the manner described above. The Select Plan may be terminated at any time by a majority of the Non-Interested Trustees as described above or by vote of a majority of the outstanding FST Select Shares of the affected Series. The Service Agreements may be terminated at any time, without payment of any penalty, by vote of a majority of the Non-Interested Trustees as described above or by a vote of a majority of the outstanding FST Select Shares of the affected Series on not more than sixty (60) days' written notice to any other party to the Service Agreements. The Service Agreements shall terminate automatically if assigned. So long as the Select Plan are in effect, the selection and nomination of those Trustees who are not interested persons shall be determined by the discretion of the non-interested Trustees of the Trust. The Trustees have determined that, in their judgment, there is a reasonable likelihood that the Select Plan will benefit the Series and holders of FST Select Shares of such Series.

CAPITAL ADMINISTRATION PLAN
(FST Capital Shares Only)

The Trust, on behalf of each Financial Square Fund, has adopted a capital administration plan with respect to the FST Capital Shares (the "Capital Administration Plan"). The Capital Administration Plan authorizes the Financial Square Funds to compensate service organizations for providing certain shareholder administration services to their customers who are beneficial owners of such shares.

Pursuant to the Capital Administration Plan, the Trust, on behalf of each Financial Square Fund, enters into agreements with service organizations which purchase FST Capital Shares on behalf of their customers ("Service Agreements"). Under such Service Agreements, the service organizations may agree to: (i) act, directly or through an agent, as the shareholder of record and nominee for customers, (ii) maintain, or assist in maintaining, account records for customers who beneficially own FST Capital Shares, (iii) receive and transmit, or assist in receiving and transmitting, funds for share purchases and redemptions, and (iv) facilitate the inclusion of the Funds in accounts, products or services offered to customers by or through the services organization, for example, retirement, asset allocation, bank trust, private banking, cash management or sweep accounts, programs or services.

As compensation for such services, the Trust on behalf of each Financial Square Fund pays each service organization an administration fee in an amount up to .15% (on an annualized basis) of the average daily net assets of the FST Capital Shares of each Financial Square Fund, attributable to or held in the name of such service organization for its customers. The Trust, on behalf of the Series, accrues payments made to a service organization pursuant to a Service Agreement daily. All inquiries of beneficial owners of FST Capital Shares should be directed to the owners' service organization.

Prior to the date of this Additional Statement, no FST Capital Shares had been offered and, accordingly, no fees were paid to service organizations pursuant to the Capital Administration Plan.

Conflict of interest restrictions (including the Employee Retirement Income Security Act of 1974) may apply to a service organization's receipt of compensation paid by the Trust in connection with the investment of fiduciary funds in FST Capital Shares. Service organizations, including banks regulated by the Comptroller of the Currency, the Federal Reserve Board or the Federal Deposit Insurance Corporation, and investment advisers and other money managers subject to the jurisdiction of the SEC, the Department of Labor or State Securities Commissions, are urged to consult legal advisers before investing fiduciary assets in FST Capital Shares. In addition, under some state securities laws, banks and other financial institutions purchasing FST Capital Shares on behalf of their customers may be required to register as dealers.

The Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Capital Administration Plan or the related Service Agreements (the "Non-Interested Trustees"), initially voted to approve the Capital Administration Plan and Service Agreements at a meeting called for the purpose of voting on such Capital Administration Plan and Service Agreements on August 1, 2002. The Capital Administration Plan and Service Agreements will remain in effect until May 1, 2003 and continue in effect thereafter only if such continuance is specifically approved annually by a vote of the Trustees in the manner described above.

The Capital Administration Plan may not be amended to increase materially the amount to be spent for the services described therein, and other material amendments of the Capital Administration Plan may not be made, unless approved by the Trustees in the manner described above. The Capital Administration Plan may be terminated at any time by a majority of the Non-Interested Trustees as described above or by vote of a majority of the outstanding FST Capital Shares of the affected Series. The Service Agreements may be terminated at any time, without payment of any penalty, by vote of a majority of the Non-Interested Trustees as described above or by a vote of a majority of the outstanding FST Capital Shares of the affected Series on not more than sixty (60) days' written notice to any other party to the Service Agreements. The Service Agreements will terminate automatically if assigned. So long as the Capital Administration Plan is in effect, the selection and nomination of those Trustees who are not interested persons will be committed to the discretion of the non-interested Trustees of the Trust. The Trustees have determined that, in their judgment, there is a reasonable likelihood that the Capital Administration Plan will benefit the Financial Square Funds and holders of FST Capital Shares of such Funds.

DISTRIBUTION AND SERVICE PLANS

ILA Class B and Class C Distribution and Service Plans. As described in the Prospectuses, the Trust has adopted distribution and service plans pursuant to Rule 12b-1 under the Act with respect to ILA Class B and Class C Shares on behalf of the ILA Prime Obligations Portfolio (the "Distribution and Service Plans"). See "Shareholder Guide - Distribution and Service Fees" in the Prospectus. The Plans finance distribution and other services that are provided to investors in the Funds and enable the Funds to offer investors the choice of investing in either Class B or Class C Shares when investing in the Funds. In addition, the Plans are intended to assist the Funds in reaching and maintaining asset levels that are efficient for the Funds' operations and investments.

The Distribution and Service Plans were most recently approved on April 24, 2002 by a majority vote of the Trustees of the Trust, including a majority of the Non-Interested Trustees, cast in person at a meeting called for the purpose of approving the Distribution and Service Plans.

The compensation for distribution services payable under the Distribution and Service Plans to Goldman Sachs may not exceed 0.75% per annum of the average daily net assets attributable to ILA Class B and Class C Shares, respectively, of the ILA Prime Obligations Portfolio. In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.75% distribution fee as an ongoing commission to Authorized Dealers after the shares have been held for one year.

Under the Distribution and Service Plans for ILA Class B and Class C Shares, Goldman Sachs is also entitled to receive a separate fee for personal and account maintenance services equal to an annual basis of 0.25% of each Fund's average daily net assets attributable to ILA Class B or Class C Shares. This fee is for personal and account maintenance services, and may be used to make payments to Goldman Sachs, Authorized Dealers and their officers, sales representatives and employees for responding to inquiries of, and furnishing assistance to, shareholders regarding ownership of their shares of their accounts or similar services not otherwise provided on behalf of the Funds. In connection with the sales of Class C Shares, Goldman Sachs normally begins paying the 0.25% ongoing service fee to Authorized Dealers after the shares have been held for one year.

The Distribution and Service Plans are compensation plans which provide for the payment of a specified fee without regard to the expenses actually incurred by Goldman Sachs. The distribution fees received by Goldman Sachs under the Distribution and Service Plans and CDSC on ILA Class B Shares may be sold by Goldman Sachs as distributor to entities which provide financing for payments to Authorized Dealers in respect of sales of ILA Class B Shares. Goldman Sachs may also pay up to the entire amount of its fee under the Class C Distribution and Service Plan to service organizations or other institutions for providing services in connection with the sale of Class C Shares. To the extent such fees are not paid to such dealers, Goldman Sachs may retain such fee as compensation for its services and expenses of distributing ILA Class B Shares and Class C Shares. If such fees exceed Goldman Sachs' expenses, Goldman S achs may realize a profit from these arrangements.

For the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999, the amount of distribution and service fees paid by the ILA Prime Obligation Portfolio's Class B Shares to and Class C Shares to Goldman Sachs was as follows:

	2001	2000	1999
ILA Prime Obligation Fund			
Class B Shares	$263,288	$146,361	$163,044
Class C Shares	135,062	82,638	66,091

During the fiscal year ended December 31, 2001, Goldman Sachs incurred the following expenses in connection with distribution activities under the Distribution and Service Plan of the ILA Prime Obligations Portfolio with respect to ILA Class B Shares and ILA Class C Shares, respectively: compensation to dealers, $213,791 and $159,795; compensation and expenses of the Distributor and its sales personnel, $12,003 and $5,005; allocable overhead, telephone and travel expenses, $7,061 and $3,586; printing and mailing of prospectuses to other than current shareholders, $93 and $48; and preparation and distribution of sales literature and advertising, $462 and $374. These amounts reflect expenses incurred by Goldman Sachs. The payments under the Distribution and Service Plan were used by Goldman Sachs to compensate it for the expenses shown above on a pro-rata basis. Compensation to dealers includes advance commissions p aid to dealers of 4% on ILA Class B Shares and 1% on ILA Class C Shares which are considered deferred assets and amortized over a period of 6 years and one year (or until redemption), respectively, for such classes. The amounts presented above reflect amortization expense recorded during the period presented in addition to payments remitted directly to dealers.

The Distribution and Service Plans will remain in effect until May 1, 2003 and from year to year thereafter, provided such continuance is approved annually by a majority vote of the Trustees of the Trust, including a majority of the non-interested Trustees who have no direct or indirect financial interest in the Distribution and Service Plans. The Distribution and Service Plans may not be amended to increase materially the amount of distribution compensation described therein as to a particular Portfolio without approval of a majority of the outstanding Class B or Class C Shareholders, as applicable, of the affected Portfolio and Share class. All material amendments to the Distribution and Service Plans must also be approved by the Trustees of the Trust in the manner described above. The Distribution and Service Plans may be terminated at any time without payment of any penalty by a vote of the majority of the Non -Interested Trustees or by vote of a majority of the Class B or Class C Shares, as applicable, of the applicable Portfolio. If the Distribution and Service Plans were terminated by the Trust's Board of Trustees and no successor plan were adopted, the Series would cease to make distribution payments to Goldman Sachs and Goldman Sachs would be unable to recover the amount of any of its unreimbursed distribution expenditures. So long as the Distribution and Service Plans are in effect, the selection and nomination of non-interested Trustees will be committed to the discretion of the non-interested Trustees of the Trust. The Trustees have determined that in their judgment there is a reasonable likelihood that the Distribution and Service Plans will benefit the applicable Series and their respective Shareholders.

Cash Management Shares Distribution Plan and Service Plan. As described in the Prospectus, the Trust has adopted a distribution plan pursuant to Rule 12b-1 under the Act with respect to ILA Cash Management Shares on behalf of each ILA Portfolio (the "Cash Management Distribution Plan"). The Trust has also adopted a separate service plan with respect to ILA Cash Management Shares on behalf of each ILA Portfolio (the "Cash Management Service Plan" and together with the Cash Management Distribution Plan, the "Plans").

The Plans were most recently approved on April 24, 2002 on behalf of each ILA Portfolio by a majority vote of the Trust's Board of Trustees, including a majority of the Non-Interested Trustees, cast in person at a meeting called for the purpose of approving the Plans. The Plans will remain in effect until May 1, 2003 and from year to year thereafter, provided such continuance is approved annually by a majority vote of the Board of Trustees of the Trust, including a majority of the Non-Interested Trustees. Neither Plan may be amended to increase materially the amount to be spent for the services described therein as to a particular Series without approval of a majority of the outstanding ILA Cash Management Shareholders of that Portfolio. All material amendments to the Plans must also be approved by the Board of Trustees of the Trust in the manner described above. The Plans may be terminated at any time withou t payment of any penalty by a vote of the majority of the Non-Interested Trustees or by vote of a majority of the ILA Cash Management Shares of the applicable Portfolio. So long as the Plans are in effect, the selection and nomination of Non-Interested Trustees shall be committed to the discretion of the Non-Interested Trustees of the Trust. The Trustees have determined that in their judgment there is a reasonable likelihood that the Plans will benefit the applicable Portfolios and their respective Shareholders.

The compensation payable under the Cash Management Distribution Plan may not exceed 0.50% per annum of the average daily net assets attributable to ILA Cash Management Shares of the ILA Portfolios. As of the date of this Additional Statement, Goldman Sachs was voluntarily limiting a portion of the fees payable under the Plan. Goldman Sachs may modify or discontinue such limitation in the future at its discretion.

For the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999, the amount of the distribution fees paid by each ILA Portfolio then in existence pursuant to the Cash Management Shares Distribution Plan was as follows:

	2001	2000	1999
ILA Prime Obligations Portfolio	$ 20,722	$68,920	$ 1
ILA Money Market Portfolio	276,587	83,915	1
ILA Treasury Obligations Portfolio	1,550	438	0
ILA Treasury Instruments Portfolio	11,302	1,085	0
ILA Government Portfolio	17,798	5,102	9
ILA Federal Portfolio	738,749	132,052	0
ILA Tax-Exempt Diversified Portfolio	198,307	55,838	1
ILA Tax-Exempt California Portfolio	54,307	20,394	1
ILA Tax-Exempt New York Portfolio	21,695	1,940	1

Goldman Sachs may pay up to the entire amount of its fee under the Cash Management Distribution Plan to service organizations or other institutions for providing services in connection with the sale of ILA Cash Management Shares. To the extent such fees are not paid to such dealers, Goldman Sachs may retain such fee as compensation for its services and expenses of distributing ILA Cash Management Shares. If such fee exceeds its expenses, Goldman Sachs may realize a profit from these arrangements.

The Cash Management Distribution Plan is a compensation plan which provides for the payment of a specified distribution fees without regard to the distribution expenses actually incurred by Goldman Sachs. If the Cash Management Distribution Plan was terminated by the Trust's Board of Trustees and no successor plan were adopted, the ILA Portfolios would cease to make distribution payments to Goldman Sachs and Goldman Sachs would be unable to recover the amount of any of its unreimbursed distribution expenditures.

Pursuant to the Cash Management Service Plan, the Trust, on behalf of each ILA Portfolio, enters into agreements with service organizations which purchase ILA Cash Management Shares on behalf of their customers ("Service Agreements"). Under such Service Agreements the service organizations may agree to: (i) act, directly or through an agent, as the shareholder of record and nominee for customers; (ii) maintain, or assist in maintaining, account records for customers who beneficially own ILA Cash Management Shares; (iii) receive and transmit, or assist in receiving and transmitting, funds for share purchases and redemptions; (iv) provide facilities to answer questions and handle correspondence from customers regarding their accounts; (v) process, or assist in processing, confirmations for transactions in shares by customers; (vi) receive and answer investor correspondence, including requests for prospectuses and statements of additional information; (vii) display and make prospectuses available on the service organization's premises; (viii) assist customers in completing application forms, selecting dividend and other account options and opening custody accounts with the service organization; (ix) act as liaison between customers and the Trust, including obtaining information from the Trust, working with the Trust to correct errors and resolve problems and providing statistical and other information to the Trust; (x) provide services to customers intended to facilitate or improve their understanding of the benefits and risks of an ILA Portfolio, (xi) facilitate the inclusion of an ILA Portfolio in investment, retirement, asset allocation, cash management or sweep accounts or similar products or services offered to customers by or through service organizations, (xii) facilitate electronic or computer trading and/or processing in an ILA Portfolio or providing electronic, computer or other database information regarding an ILA Portfolio to customers, and (xiii) develop, maintain and support systems necessary to support ILA Cash Management Shares.

As compensation for such services, the Trust on behalf of each ILA Portfolio pays each service organization a service fee in an amount up to .50% (on an annual basis) of the average daily net assets of the ILA Cash Management Shares of each ILA Portfolio attributable to or held in the name of such service organization for its customers; provided, however, that the fee paid for personal and account maintenance services shall not exceed .25% of such average daily net assets. The Trust, on behalf of an ILA Portfolio, accrues payments made to a service organization pursuant to a Service Agreement daily. The Service Agreements shall terminate automatically if assigned. All inquiries of beneficial owners of ILA Cash Management Shares should be directed to the owners' service organization.

For the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999, the amount of the fees paid by each ILA Portfolio then in existence pursuant to the Cash Management Shares Service Plan was as follows:

-114-

	2001	2000	1999
ILA Prime Obligations Portfolio	$148,016	$492,225	$ 8
ILA Money Market Portfolio	1,975,622	599,838	8
ILA Treasury Obligations Portfolio	11,074	3,127	0
ILA Treasury Instruments Portfolio	80,727	7,747	0
ILA Government Portfolio	127,126	36,441	67
ILA Federal Portfolio	5,276,779	943,226	0
ILA Tax-Exempt Diversified Portfolio	1,418,396	401,066	8
ILA Tax-Exempt California Portfolio	391,057	145,669	8
ILA Tax-Exempt New York Portfolio	154,968	13,857	8

The Trust has adopted the Cash Management Service Plan pursuant to Rule 12b-1 under the Act in order to avoid any possibility that payments to the service organizations pursuant to the Service Agreements might violate the Act. Rule 12b-1, which was adopted by the SEC under the Act, regulates the circumstances under which an investment company such as the Trust may bear expenses associated with the distribution of its securities. In particular, such an investment company cannot engage directly or indirectly in financing any activity which is primarily intended to result in the sale of securities issued by the company unless it has adopted a plan pursuant to, and complies with the other requirements of, such Rule. The Trust believes that fees paid for the services provided in the Cash Management Service Plan and described above are not expenses incurred primarily for effecting the distribution of ILA Cash Management Shares. However, should such payments be deemed by a court or the SEC to be distribution expenses, such payments would be duly authorized by the Cash Management Service Plan.

Conflict of interest restrictions (including the Employee Retirement Income Security Act of 1974) may apply to a service organization's receipt of compensation paid by the Trust in connection with the investment of fiduciary funds in ILA Cash Management Shares. Service organizations, including banks regulated by the Comptroller of the Currency, the Federal Reserve Board or the Federal Deposit Insurance Corporation, and investment advisers and other money managers subject to the jurisdiction of the SEC, the Department of Labor or State Securities Commissions, are urged to consult legal advisers before investing fiduciary assets in ILA Cash Management Shares. In addition, under some state securities laws, banks and other financial institutions purchasing ILA Cash Management Shares on behalf of their customers may be required to register as dealers.

APPENDIX A
DESCRIPTION OF DEBT SECURITIES RATINGS

Short-Term Credit Ratings

A Standard & Poor's short-term issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation having an original maturity of no more than 365 days. The following summarizes the rating categories used by Standard & Poor's for short-term issues:

"A-1" - Obligations are rated in the highest category and indicate that the obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

"A-2" - Obligations are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

Moody's short-term ratings are opinions of the ability of issuers to honor senior financial obligations and contracts. These obligations have an original maturity not exceeding one year, unless explicitly noted. The following summarizes the rating categories used by Moody's for short-term obligations:

"Prime-1" - Issuers (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structure with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial charges and high internal cash generation; and well-established access to a range of financial markets and assured sources of alternate liquidity.

"Prime-2" - Issuers (or supporting institutions) have a strong ability to repay senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation than is the case for Prime-1 securities. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Fitch short-term ratings apply to time horizons of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus place greater emphasis on the liquidity necessary to meet financial commitments in a timely manner. The following summarizes the rating categories used by Fitch for short-term obligations:

A-1

"F1" - Securities possess the highest credit quality. This designation indicates the strongest capacity for timely payment of financial commitments and may have an added "+" to denote any exceptionally strong credit feature.

"F2" - Securities possess good credit quality. This designation indicates a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

Long-Term Credit Ratings

The following summarizes the ratings used by Standard & Poor's for long-term issues:

"AAA" - An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

"AA" - An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

"A" - An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

"BBB" - An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

- PLUS (+) OR MINUS (-) - The ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

The following summarizes the ratings used by Moody's for long-term debt:

"Aaa" - Bonds are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

"Aa" - Bonds are judged to be of high quality by all standards. Together with the "Aaa" group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in "Aaa" securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the "Aaa" securities.

"A" - Bonds possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

"Baa" - Bonds are considered as medium-grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of its generic rating category.

The following summarizes long-term ratings used by Fitch:

"AAA" - Securities considered to be investment grade and of the highest credit quality. These ratings denote the lowest expectation of credit risk and are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

"AA" - Securities considered to be investment grade and of very high credit quality. These ratings denote a very low expectation of credit risk and indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

"A" - Securities considered to be investment grade and of high credit quality. These ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

"BBB" - Securities considered to be investment grade and of good credit quality. These ratings denote that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment grade category.

PLUS (+) or MINUS (-) may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the "AAA" long-term rating category.

Notes to Short-Term and Long-Term Credit Ratings

Standard & Poor's

CreditWatch: CreditWatch highlights the potential direction of a short- or long-term rating. It focuses on identifiable events and short-term trends that cause ratings to be placed under special surveillance by Standard & Poor's analytical staff. These may include mergers, recapitalizations, voter referendums, regulatory action, or anticipated operating developments. Ratings appear on CreditWatch when such an event or a deviation from an expected trend occurs and additional information is necessary to evaluate the current rating. A listing, however, does not mean a rating change is inevitable, and whenever possible, a range of alternative ratings will be shown. CreditWatch is not intended to include all ratings under review, and rating changes may occur without the ratings having first appeared on CreditWatch. The "positive" designation means that a rating may be raised; "negati ve" means a rating may be lowered; and "developing" means that a rating may be raised, lowered or affirmed.

Rating Outlook: A Standard & Poor's Rating Outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a Rating Outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An Outlook is not necessarily a precursor of a rating change or future CreditWatch action.

- Positive means that a rating may be raised.
- Negative means that a rating may be lowered.
- Stable means that a rating is not likely to change.
- Developing means a rating may be raised or lowered.
- N.M. means not meaningful.

Moody's

Watchlist: Watchlists list the names of credits whose ratings have a likelihood of changing. These names are actively under review because of developing trends or events which, in Moody's opinion, warrant a more extensive examination. Inclusion on this Watchlist is made solely at the discretion of Moody's, and not all borrowers with ratings presently under review for possible downgrade or upgrade are included on any one Watchlist. In certain cases, names may be removed from this Watchlist without a change in rating.

Fitch

Withdrawn: A rating is withdrawn when Fitch deems the amount of information available to be inadequate for rating purposes, or when an obligation matures, is called, or refinanced.

Rating Watch: Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as "Positive", indicating a potential upgrade, "Negative", for a potential downgrade, or "Evolving", if ratings may be raised, lowered or maintained. Rating Watch is typically resolved over a relatively short period.

Rating Outlook: A Rating Outlook indicates the direction a rating is likely to move over a one to two-year period. Outlooks may be positive, stable or negative. A positive or negative Rating Outlooks does not imply a rating change is inevitable. Similarly, companies whose outlooks are "stable" could be upgraded or downgraded before an outlook moves to a positive or negative if circumstances warrant such an action. Occasionally, Fitch may be unable to identify the fundamental trend. In these cases, the Rating Outlook may be described as evolving.

Municipal Note Ratings

A Standard & Poor's note rating reflects the liquidity factors and market access risks unique to notes due in three years or less. The following summarizes the ratings used by Standard & Poor's for municipal notes:

"SP-1" - The issuers of these municipal notes exhibit a strong capacity to pay principal and interest. Those issues determined to possess a very strong capacity to pay debt service are given a plus (+) designation.

"SP-2" - The issuers of these municipal notes exhibit a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

In municipal debt issuance Moody's rating categories for short-term obligations that are considered investment grade are designated Moody's Investment Grade ("MIG"). In the case of variable rate demand obligations, a two-component rating is assigned. The first element represents Moody's evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody's evaluation of the degree of risk associated with the demand feature, using the MIG rating scale. The short-term rating assigned to the demand feature is designated as VMIG. MIG ratings expire at note maturity. By contrast, VMIG ratings expirations will be a function of each issue's specific structural or credit features. The following summarizes the ratings by Moody's for these short-term obligations:

"MIG-1"/"VMIG-1" - This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support or demonstrated broad-based access to the market for refinancing.

"MIG-2"/"VMIG-2" - This designation denotes strong credit quality. Margins of protection are ample although not as large as in the preceding group.

Fitch uses the same ratings for municipal securities as described above for other short-term credit ratings.

About Credit Ratings

A-5

A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation. The issue credit rating is not a recommendation to purchase, sell or hold a financial obligation. Credit ratings may be changed, suspended or withdrawn.

Moody's credit ratings must be construed solely as statements of opinion and not recommendations to purchase, sell or hold any securities.

Fitch credit ratings are an opinion on the ability of an entity or of a securities issue to meet financial commitments on a timely basis. Fitch credit ratings are used by investors as indications of the likelihood of getting their money back in accordance with the terms on which they invested. However, Fitch credit ratings are not recommendations to buy, sell or hold any security. Ratings may be changed or withdrawn.

APPENDIX B

BUSINESS PRINCIPLES OF GOLDMAN, SACHS & CO.

Goldman Sachs is noted for its Business Principles, which guide all of the firm's activities and serve as the basis for its distinguished reputation among investors worldwide.

Our client's interests always come first. Our experience shows that if we serve our clients well, our own success will follow.

Our assets are our people, capital and reputation. If any of these is ever diminished, the last is the most difficult to restore. We are dedicated to complying fully with the letter and spirit of the laws, rules and ethical principles that govern us. Our continued success depends upon unswerving adherence to this standard.

We take great pride in the professional quality of our work. We have an uncompromising determination to achieve excellence in everything we undertake. Though we may be involved in a wide variety and heavy volume of activity, we would, if it came to a choice, rather be best than biggest.

We stress creativity and imagination in everything we do. While recognizing that the old way may still be the best way, we constantly strive to find a better solution to a client's problems. We pride ourselves on having pioneered many of the practices and techniques that have become standard in the industry.

We make an unusual effort to identify and recruit the very best person for every job. Although our activities are measured in billions of dollars, we select our people one by one. In a service business, we know that without the best people, we cannot be the best firm.

We offer our people the opportunity to move ahead more rapidly than is possible at most other places. We have yet to find limits to the responsibility that our best people are able to assume. Advancement depends solely on ability, performance and contribution to the firm's success, without regard to race, color, religion, sex, age, national origin, disability, sexual orientation, or any other impermissible criterion or circumstance.

We stress teamwork in everything we do. While individual creativity is always encouraged, we have found that team effort often produces the best results. We have no room for those who put their personal interests ahead of the interests of the firm and its clients.

The dedication of our people to the Firm and the intense effort they give their jobs are greater than one finds in most other organizations. We think that this is an important part of our success.

Our profits are a key to our success. They replenish our capital and attract and keep our best people. It is our practice to share our profits generously with all who helped create them. Profitability is crucial to our future.

We consider our size an asset that we try hard to preserve. We want to be big enough to undertake the largest project that any of our clients could contemplate, yet small enough to maintain the loyalty, the intimacy and the esprit de corps that we all treasure and that contribute greatly to our success.

We constantly strive to anticipate the rapidly changing needs of our clients and to develop new services to meet those needs. We know that the world of finance will not stand still and that complacency can lead to extinction.

We regularly receive confidential information as part of our normal client relationships. To breach a confidence or to use confidential information improperly or carelessly would be unthinkable.

Our business is highly competitive, and we aggressively seek to expand our client relationships. However, we must always be fair competitors and must never denigrate other firms.

Integrity and honesty are the heart of our business. We expect our people to maintain high ethical standards in everything they do, both in their work for the firm and in their personal lives.

GOLDMAN, SACHS & CO.'S INVESTMENT BANKING AND SECURITIES ACTIVITIES

Goldman Sachs is a leading financial services firm traditionally known on Wall Street and around the world for its institutional and private client service.

- With fifty offices worldwide Goldman Sachs employs over 20,000 professionals focused on opportunities in major markets.

- The number one underwriter of all international equity issues from 1989-2001.

- The number one lead manager of U.S. common stock offerings from 1989-2001. *

- The number one lead manager for initial public offerings (IPOs) worldwide from 1989-2001.

* Source: Securities Data Corporation. Common stock ranking excludes REITS, Investment Trusts and Rights. Rankings based on dollar volume issued.

GOLDMAN, SACHS & CO.'S HISTORY OF EXCELLENCE

1869	Marcus Goldman opens Goldman Sachs
1890	Dow Jones Industrial Average first published
1896	Goldman, Sachs & Co. joins New York Stock Exchange
1906	Goldman, Sachs & Co. takes Sears Roebuck & Co. public (at 96 years, the firm's longest-standing client relationship)
	Dow Jones Industrial Average tops 100
1925	Goldman, Sachs & Co. finances Warner Brothers, producer of the first talking film
1956	Goldman, Sachs & Co. co-manages Ford's public offering, the largest to date
1970	Goldman, Sachs & Co. opens London office
1972	Dow Jones Industrial Average breaks 1000
1981	Enters money market mutual fund business for institutional clients
1986	Goldman, Sachs & Co. takes Microsoft public
1988	Goldman Sachs Asset Management is formally established
1991	Goldman, Sachs & Co. provides advisory services for the largest privatization in the region of the sale of Telefonos de Mexico
1995	Goldman Sachs Asset Management introduces Global Tactical Asset Allocation Program
	Dow Jones Industrial Average breaks 5000
1996	Goldman, Sachs & Co. takes Deutsche Telekom public
	Dow Jones Industrial Average breaks 6000
1997	Dow Jones Industrial Average breaks 7000
	Goldman Sachs Asset Management increases assets under management by 100% over 1996

1998	Goldman Sachs Asset Management reaches $195.5 billion in assets under management
	Dow Jones Industrial Average breaks 9000
1999	Goldman Sachs becomes a public company
	Goldman Sachs Asset Management launches the Goldman Sachs Internet Tollkeeper Fund; becomes the year's second most successful new mutual fund launch
2000	Goldman Sachs CORE^{SM} Tax-Managed Equity Fund launches
	Goldman Sachs Asset Management has total assets under management of $298.5 billion
2001	Goldman Sachs Asset Management reaches $100 billion in money market assets
	Goldman Sachs Asset Management has total assets under management of $306 billion
	Goldman Sachs acquires Spear, Leeds and Kellogg